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05011532

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Morphosys AG

*CURRENT ADDRESS Lena-Christ-Str. 48
82152 Martinsried/Planegg
Germany

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 29 2005
THOMSON
FINANCIAL

FILE NO. 82- 34915   FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DATE: 9/29/05

Annual Report

2004

morphosys

Engineering the Medicines of Tomorrow

HuCAL GOLD®

MorphoSys has developed several new technologies relating to the generation of fully human antibodies which set the standard for how antibodies will be made in the future. These technologies provide rapid and direct access to human antibodies as research tools, diagnostics and therapeutics. Foremost among these technologies is HuCAL®, the Human Combinatorial Antibody Library, a collection of more than 10 billion distinct fully human antibodies. The latest and most powerful antibody library developed by MorphoSys is HuCAL GOLD®, the fastest and most efficient version of the HuCAL® antibody libraries. MorphoSys's goal is to establish HuCAL GOLD® as the technology of choice for antibody generation in all market sectors, thereby creating a new industry standard in the life science industry.

Key Figures

MorphoSys Group

(in million €, except share and personnel data)

	IFRS		U.S. GAAP		
	12/31/2004	12/31/2003	12/31/2004	12/31/2003	12/31/2002
Results					
Revenues	22.0	15.3	22.0	15.3	16.8
R&D Expenses	12.4	9.0	12.4	9.0	19.6
S,G & A Expenses	7.5	7.2	7.9	7.6	18.7
Personnel Expenses (Excluding Stock-Based Compensation)	9.1	7.5	9.1	7.5	10.1
Depreciation	0.7	0.5	1.0	0.9	0.9
Amortization of Intangible Assets	2.0	1.5	2.1	1.6	1.2
Profit/(Loss) from Operations	0.6	(3.1)	0.2	(3.5)	(25.5)
EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization, excluding Stock-Based Compensation)	4.6	1.8	5.2	1.2	(18.7)
Net Profit/(Loss)	0.3	(3.1)	0.5	(4.1)	(24.4)
Balance Sheet					
Total Assets	55.8	42.9	58.3	45.8	42.4
Cash, Cash Equivalents and Marketable Securities	37.2	23.2	37.2	23.2	19.1
Intangible Assets	12.8	14.5	15.0	17.0	10.3
Deferred Revenue	9.9	10.4	9.9	10.4	8.1
Stockholders' Equity	39.4	27.3	41.9	30.2	20.6
MorphoSys Share					
Shares Issued (number)	5,438,852	4,901,332	5,438,852	4,901,332	3,949,706
Net Profit/(Loss) per Share (Basic and Diluted) (in €)	0.05	(0.72)	0.09	(0.96)	(6.35)
Dividend (in €)	-	-	-	-	-
Share Price (in €)	38.10	11.14	38.10	11.14	15.95
Personnel Data					
Total Group Employees (number)	132	95	132	95	110

Product Pipeline

MorphoSys's Product Pipeline as of December 31, 2004:


Research
Pre-clinical
Clinical
Proprietary Therapeutic Antibody Programs
Partnered Therapeutic Antibody Programs

Revenues (2004): Licenses vs. Milestones


Achievement of milestones 6%
Licensing revenues 94%

Revenues by Region (2004)


U.S.A. & Canada 55%
Europe 45%

MorphoSys is one of the world's leading biotechnology companies focusing on fully human antibodies. With its proprietary technologies, MorphoSys is developing the next generation of antibodies not only for research and diagnostics purposes, but also as highly effective and precise therapeutics. HuCAL® (Human Combinatorial Antibody Library) is a very powerful technology for the rapid and automated production of specific antibodies. The most distinctive feature of the library is its unique capability to optimize fully human antibodies to predefined specifications, allowing MorphoSys researchers and their partners to "Engineer the Medicines of Tomorrow". MorphoSys has been successful in establishing a number of partnerships with renowned pharma and biotech companies as well as research institutes and universities. MorphoSys's goal is to establish HuCAL® as the technology of choice for antibody generation in all market sectors.

Content







Market & Strategy Page 8 *Magazine Page 14* *Interview Page 28*



Management Board of MorphoSys AG





Dr. Simon E. Moroney
Chief Executive Officer

Dr. Moroney is one of MorphoSys's co-founders. He studied in New Zealand and graduated with a Master of Science degree. He received a D. Phil. in chemistry from Oxford University while visiting as a Commonwealth scholar and subsequently worked for two years at ImmunoGen, Inc., Boston, on the development of antibody-based cancer drugs. From 1986 through 1989, he was employed by ETH in Zurich. Subsequently, Dr. Moroney was an assistant professor for chemistry at the University of British Columbia (Canada).

Dave Lemus
Executive Vice President and
Chief Financial Officer

Dave Lemus has an M.B.A. from the MIT Sloan School of Management. He is also a C.P.A. (certified public accountant) in the U.S.A. Dave Lemus joined MorphoSys from F. Hoffmann-La Roche, where he served as Controller and Operations Manager of 90 pharmaceutical markets. Prior to this position, he was Treasurer of Lindt & Sprüngli in Zurich, Switzerland, and worked in treasury management at Electrolux AB. Dave Lemus joined MorphoSys in February 1998.

Dear shareholders,

I have great pleasure in presenting this, our annual report for 2004, following a very successful year for MorphoSys. During the year, MorphoSys continued the highly positive performance already evident in 2003 and returned to the dynamics of a technology-oriented growth company. An increase in revenue of 44 %, a positive net result for the first time in the Company's history and an increase in our cash position to € 37 million all provide an impressive demonstration of our success. We ended the year secure in the knowledge that MorphoSys is in a better operational and financial condition than ever before in the Company's 13-year history. In 2005, we intend to build on this upward trend, and expect to post a significant profit for the entire year. MorphoSys is opening a totally new chapter in its growth.

Key drivers in the Company's excellent development were newly concluded alliances together with very good progress in our existing partnerships. In May 2004, we gained a new international partner from the major league of the world's largest pharmaceutical groups, in the shape of Novartis AG. Together with our partners Pfizer, Roche, Centocor/Johnson & Johnson and Bristol-Myers Squibb, the new agreements mean that five of the top 10 pharma companies are now working with MorphoSys's antibody technology. The collaboration with Novartis is the largest and most extensive we have entered to date. Novartis is committed to exploiting the potential of therapeutic antibodies as key weapons in the medical armamentarium, and is intensifying its activities in this area. The statement from Dr. Mark Fishman, President of the

Novartis Institutes of BioMedical Research, that Novartis chose MorphoSys "because of the highly differentiated HuCAL® technology" is praise indeed, and also further validation of our central strategy–establishing our technology as the method of choice for companies developing new antibody therapeutics.

At the end of the year, there was another significant development for the company when GPC Biotech received regulatory approval from the Swiss authorities to commence clinical trials with 1D09C3, a HuCAL® antibody for the treatment of lymphoma. When the trial commenced on January 31, 2005, this became the first antibody based on our HuCAL® technology to be administered to human patients. This development presages further advances in our pipeline: based on information received from our other partners, we believe that human trials with three more HuCAL® antibodies may commence in the next 12 months, thus potentially extending our clinical pipeline to four projects.



Dr. Simon E. Moroney
Chief Executive Officer

In early 2005, we successfully concluded the acquisition of two privately held companies, U.K.-based Biogenesis Ltd. and its U.S. sister Biogenesis, Inc. The acquisitions have a clear purpose: to help build our existing Antibodies by Design unit, which markets HuCAL® technology in areas outside our core human therapeutics business. Since its foundation in 2003, Antibodies by Design has significantly raised awareness of our innovative technology in the research market and forms a beachhead for further growth. Going forward, we are convinced that HuCAL® will change the way research antibodies are produced and can replace many, if not all other, technologies in this market segment. The acquisition of the Biogenesis Group will help us turn this conviction into reality. Together with Biogenesis, we are now one of the top five European research antibody suppliers.

It is important to mention that the acquisition of Biogenesis will not distract MorphoSys from our primary focus on therapeutic antibodies, which will remain the key driver of our business in the years ahead. The two parts of our business–therapeutic antibodies and research antibodies–will run alongside each other and we will report on each unit separately.

I am sure that you, our shareholders, will share my satisfaction in the development of our stock price during 2004. On the back of our agreement with Pfizer in December 2003, our share price doubled in value in the first few months of the year. A major milestone for the Company was reached in September 2004, with our inclusion in the TecDAX index, which tracks the performance of the 30 largest technology companies of the Prime Standard listed at the Frankfurt Stock Exchange.

To close, I would like to reflect on the targets that we set ourselves at the beginning of 2004. As well as entering at least one long-term contract with a new partner, we pinpointed the advancement of ongoing therapeutic antibody programs plus the commencement of at least five new programs as priorities. Another objective was to continue to build our new business unit Antibodies by Design in a targeted manner following its successful launch in 2003. In the research field, we aimed to present positive pre-clinical data from our internal cancer project MOR202. In economic terms, these operational targets were to be accompanied by a 20% annual increase in revenues. I am happy to report that not only did we meet all of these targets, but we also significantly exceeded some of them.

These outstanding achievements would not have been possible without the dedication and expertise of our staff. I would like to thank all of our employees and my senior management colleagues, who enabled this success through their commitment and hard work during the past year. I also extend special thanks to you, our shareholders, for your loyalty and continued confidence in MorphoSys. Together with you, I look forward to what we expect to be an equally, if not more, successful year in 2005.

S. E. Moroney

Dr. Simon E. Moroney
Chief Executive Officer

MorphoSys's HuCAL GOLD® library is gaining increasing recognition as the most advanced technology for the generation of fully human antibodies. Its considerable advantages over comparable antibody generation systems—speed, flexibility and powerful optimization options—are now widely recognized and accepted. The strengths of this technology, combined with MorphoSys's experience in the field of antibodies, are convincing a growing number of companies interested in this class of drugs to enter partnerships with MorphoSys.

Opportunities for HuCAL® in the antibody sector


Custom Antibodies
Therapeutics
Catalogue Antibodies
Diagnostics/Array

Market & Strategy

Therapeutic antibodies, once the pursuit of only a handful of smaller biotechnology companies, have become mainstream drugs and are the object of intense research and development activity throughout the pharmaceutical industry. Novartis, Pfizer and many other pharmaceutical companies have recognized the potential of therapeutic antibodies, and are committing large investments to this field. Looking ahead, antibodies may well occupy a dominant position in the product ranges of many pharmaceutical companies. Currently, five of the ten largest pharmaceutical companies use the MorphoSys technology and the expertise of its researchers.

Over the last few years, antibodies have won a secure position as an important element of modern disease therapy. Their natural properties allow a more targeted, specific and thus less invasive treatment of life-threatening diseases. Diagnosis is often a necessary prerequisite to therapy. In this regard, MorphoSys faces a multifaceted market in which antibodies are frequently utilized in tandem with other technologies. In addition to the areas of therapy and diagnostics, antibodies have also traditionally played a key role in biological research. In all fields of application, MorphoSys benefits from considerable market opportunities, whether directly, thanks to the advantages of its proprietary core technology HuCAL®, or indirectly, via transfer of the Company's expertise in the field of antibodies to new fields of application.

The Company's aim for the future is to continue expanding its already extensive expertise in the antibody sector. The two principal fields of application of HuCAL® technology are currently therapeutic applications and the so-called reagent market, i.e. the sale of antibody products as tools for researchers in the life sciences.

The Market for Therapeutic Antibodies

Of the following three fields of application—therapeutics, diagnostics and research reagents—the market for therapeutic products is by far the largest. In 2004, manufacturers of therapeutic antibodies generated estimated annual sales in excess of US$ 6 billion. Thus, therapeutic antibodies remain the fastest growing segment of the pharmaceutical market. Two new antibodies gained market approval in 2004, thereby increasing the number of therapeutic antibodies currently on the market from 16 to 18. Looking at activities that will give rise to therapeutic antibodies in the mid to long-term future, the year 2004 saw a boost in partnering deals. MorphoSys, as well as other representatives from its peer group, succeeded in striking cash-rich, multi-year partnerships with big pharmaceutical companies. MorphoSys is, and has been, active in this dynamic, rapidly growing market for several years, and is thus strategically well placed to exploit this growth. The unique features of the MorphoSys technology, which enables the creation of tailor-made antibody drugs, are expected to increase the probability of development success. This is a key factor in explaining why the technology is so highly regarded in the pharmaceutical industry.


Use of HuCAL® in research, diagnostics and as therapeutics

Therapeutic antibodies have the potential to improve the therapy of a specific disease significantly. Genentech's antibody Avastin is one of the recently representatives of drugs in this class, and received market approval in February 2004. The antibody, used for treating advanced bowel cancer, prevents a process that is "vital" for tumors: the supply of oxygen- and nutrient-rich fresh blood to the rapidly growing cancer. The tumor achieves this objective by inciting the surrounding blood vessels to grow new veinlets and branches. The growth factor VEGF has been identified as the key molecule in this process of "angiogenesis". Avastin successfully blocks this mechanism and could therefore be effective against many types of cancer. Since obtaining market approval, Genentech has generated US$ 555 million in revenue from Avastin.

Product	Origin	Indication	Approved
OKT3	Murine	Transplant rejection	1986
ReoPro	Chimeric	Cardiovascular	1994
Rituxan	Chimeric	Cancer	1997
Zenapax	Humanized	Transplant rejection	1997
Simulect	Chimeric	Transplant rejection	1998
Remicade	Chimeric	Inflammation/ Autoimmune diseases	1998
Synagis	Humanized	Virus infection	1998
Herceptin	Humanized	Cancer	1998
Mylotarg	Humanized	Cancer	2000
Campath	Humanized	Cancer	2001
Zevalin	Murine–radiolabeled	Cancer	2002
Humira	Human (PCR library)	Inflammation/ Autoimmune diseases	2002
Bexxar	Murine–radiolabeled	Cancer	2003
Xolair	Humanized	Allergic asthma	2003
Raptiva	Humanized	Inflammation/ Autoimmune diseases	2003
Erbitux	Chimeric	Cancer	2003
Avastin	Humanized	Cancer	2004
Tysabri (Antegren)*	Humanized	Multiple sclerosis	2004

* Suspension of marketing on February 28, 2005

1. HuCAL® Therapeutics Market

MorphoSys's core technology HuCAL® accelerates the development of new antibody drugs to fight a multitude of diseases which are presently inadequately treated. HuCAL GOLD® is the latest and most technologically advanced generation of the Company's proprietary antibody library. In collaboration with biotech and pharmaceutical partners, MorphoSys is developing a comprehensive range of antibody drugs that will provide the basis for significant future growth. In addition to these pure partnership programs, MorphoSys has created further value by developing its own product portfolio. In this regard, MorphoSys is focusing on therapeutic antibodies to treat cancer and inflammatory diseases. This strategy is predicated on MorphoSys's ability to demonstrate the effectiveness of the antibody candidates in animal models, and then out-license these candidates to development partners. Such alliances are intended to exploit the maximum potential financial value of the Company's own projects. Under this scheme, MorphoSys bears all development costs incurred until the product is out-licensed to a partner. However, as a consideration, the Company receives higher fees from prospective partners, in the form of advance payments, milestones and royalties once the commercialization of the product begins.

MorphoSys Business Model—Partnered Therapeutics Business Segment

Within its Therapeutic Antibodies business segment, MorphoSys generates therapeutic antibodies against target molecules provided by its partner companies. The partner is responsible for pre-clinical and clinical drug development, as well as the commercialization of any drugs coming to market. The business model of MorphoSys AG in this segment comprises three distinct chapters.

- Through existing collaborations with pharmaceutical and biotechnology companies such as Bayer, Centocor, Pfizer, Novartis and Schering, MorphoSys generates revenue from payments for access to technology, project-specific license fees, payments for research conducted, and, when research goals are met, success-based milestone fees. This **discovery stage** is break-even or generates a slight profit, and represents the first chapter of the project cycle.

- During the development of each partner project, so-called clinical **milestone payments** are made once the developed products enter the different stages of clinical trials in human patients. Milestones are typically achieved at the beginning of phase 1 studies, marking the entry into human patients, the beginning of phase 3 studies, which investigates the efficacy of the compound and finally the filing of a Biologics License Application, leading to market approval of the drug. At the same time, new projects are constantly being developed, thus creating the basis for further milestones in the future. On the basis of a discovery business which continually expands the pipeline of possible product candidates, this second chapter of company development should be increasingly driven by an inflow of milestone payments which provide a lucrative added value to the first, discovery stage described above.



Dr. Barbara Krebs
Senior Director
Business Development

- The third chapter of the Company's business development is driven by **royalties**. When a product based on the MorphoSys HuCAL® technology is sold, MorphoSys receives a percentage of net sales in the form of royalty payments, which is typically in the middle single-digit percentage range. This third and last chapter of the project cycle offers additional growth potential over and beyond both the discovery and milestone-payment stages of the business model. As such, it represents the largest upside value for both investors and the Company in terms of relative payment sizes, as well as sustainability and duration of payment terms.



Dieter Lingelbach
Senior Vice President, Head of Research Antibody Unit

2. HuCAL® in Research and Diagnostics: MorphoSys Research Antibodies Segment

MorphoSys's business unit "Antibodies by Design", the brand for the MorphoSys Research Antibodies segment, was launched in 2003. The aim of this segment is to further develop the market for non-therapeutic applications. With the recently concluded Human Genome Project, biomedical and pharmaceutical researchers worldwide are turning their attention towards the exploration of proteins. The proliferation of such projects is driving an increasing demand for novel research antibodies to study these newly characterized proteins. To this end, MorphoSys's *initiative strives to establish HuCAL® as the industry standard for the manufacture of new* types of antibodies in research and diagnostics applications. A key focus of the MorphoSys Research Antibodies segment is the manufacture of custom-made antibodies for research applications. Due to the advantages of the HuCAL® technology, Antibodies by Design is able to supply its clientele with highly specific antibodies within eight weeks–significantly faster than from other technologies. This key advantage has thus far allowed the business unit to acquire customers from 17 different countries including the U.S., the U.K., Germany, Canada, Switzerland and several other markets in both Asia and Europe.

During 2004, the Company continued development of the MorphoSys Research Antibodies segment, by adding new products and expanding into new geographic markets. One target of these efforts to form new sales partners in the reagent market are antibody catalogue suppliers. These companies provide antibodies to their partners through catalogues and are therefore known to a broad client base of researchers as a source of research antibodies. MorphoSys's *first contract of this type was concluded in November 2004 with EMD Biosciences, Inc. In* this way, MorphoSys recombinant antibodies from the HuCAL® library are made accessible to an extremely broad client base with minimal marketing investment for MorphoSys.

Finally, MorphoSys announced the acquisition of the U.K and U.S.-based Biogenesis Group early 2005, a supplier of antibodies to the life sciences research community. The acquisition provided MorphoSys with immediate access to new market channels for its HuCAL® technology. MorphoSys will continue to support Biogenesis's product portfolio and at the same time utilize all opportunities to further market HuCAL® to Biogenesis's worldwide customer and global distributor network. The acquired Biogenesis companies will be integrated with MorphoSys's existing research antibody business unit, Antibodies by Design. The new unit will run alongside *the existing therapeutic antibodies unit, which comprises the largest part of the MorphoSys* business.

GeneFrontier: please see also the Interview on pages 28-31.

In 2004, MorphoSys also expanded its business activities in new geographic regions. In order to develop the Japanese market, presently considered the second largest life science market in the world, MorphoSys formed a strategic marketing cooperation with the Tokyo-based GeneFrontier Corporation. With this cooperation, the objective is to establish our HuCAL® technology as a premium brand for both research and therapeutic antibody generation in Japan. The first research projects with Japanese customers have been successfully completed and revenues received.




DOING BUSINESS with Antibodies

Collaborations with pharmaceutical and biotech companies to develop new innovative drugs are essential to the business model of MorphoSys. The contractual framework of these collaborations allows MorphoSys to contribute to and benefit from the success of all projects initiated with partners while also minimizing the financial risks of any setbacks. The contracts consist of license and milestone payments as well as of royalties on marketed products.



Within the scope of collaborations to generate therapeutic antibodies, MorphoSys identifies human antibody drug candidates from the HuCAL GOLD® library for its partners. This activity continues to be the main source of income for MorphoSys, generating nearly 88% of all revenue in 2004. In these partnerships, MorphoSys undertakes the generation and optimization of antibodies, which are sourced from MorphoSys HuCAL GOLD® antibody libraries. The resulting antibody project is then handed over to the partner who is responsible for the pre-clinical and clinical drug development, as well as the commercialization of any drugs coming to market. In this form of cooperation, the partner bears the brunt of the financial burden and as such, most of the non-performance risk, if a drug candidate does not produce a successful result in the different development trials. In all cases, MorphoSys participates in successful developments of these projects by means of participation in milestones and royalties.

Contract Structure of Partnered Projects

MorphoSys operates various types of business and cooperation agreements through which partners are given access to the Company's technology and to therapeutic antibodies emerging from the technology. In the most typical deal for MorphoSys, where a partner has employed the Company to generate an antibody against its target molecule, there are 5 financial pillars upon which the deal is built. The respective size of these components depends on the nature, size and scope of the respective deal. Larger deals typically involve all 5 components, while smaller ones may include less.

On signing a therapeutic antibody deal, MorphoSys generally receives a payment for access to its technology, known as the **upfront payment**, and represents a financial consideration for access to proprietary technology, prior to working on any partner-specific project. In addition to this fee, MorphoSys often receives **annual license payments** for the use of its HuCAL® antibody library, representing yearly access fees during the time frame of the cooperation. In virtually all of these cooperations, the partner also finances all **funded research work** carried out by MorphoSys personnel at its premises on behalf of the partner. Another type of payment includes **milestone payments**. Such payments involve performance-related remuneration, triggered upon attainment of predefined events relating to the develop-

MorphoSys's Value Chain


Milestone payments and royalties to MorphoSys
Research
Pre-clinic
Phase 1
Phase 2
Phase 3
Market approval
Development steps in drug development

MorphoSys benefits financially from the successful development of each HuCAL®-derived antibody, from the research stage to marketed approval and beyond, through milestone payments and royalties. Attainment of agreed milestones, such as entry into clinical trials and testing on human patients, triggers payments from the relevant partner to MorphoSys. These payments increase in size as the project progresses through its development phases, which leads to increasing levels of remuneration.

ment of the antibody into a drug. An initial milestone of this kind is generally triggered when an optimized antibody or a set of antibodies is delivered to the customer meeting predefined criteria. Other pre-clinical milestone events could include completion of investigation data on an animal model.

More significant milestones are post-completion of the MorphoSys work, when antibodies begin their journey through the clinical development process. Typically, at the start or successful conclusion of at least two of the three phases of clinical drug developments, these larger milestone payments are made. Finally, once a drug makes it to the market, MorphoSys receives the last and most signficant set of payments, know as **royalties**. Royalties represent a percentage share of ownership of the revenue generated by drug products, which have been paid by end users. Such payments are standard for each antibody-based product arising from any collaboration. Within this basic contractual structure, MorphoSys has significant deal structure flexibility in its discussions with potential collaboration partners, participating in near-term revenue generation, while at the same time capturing long-term upside or added value through milestones and royalties.

MorphoSys works on the principle of "target exclusivity," i.e. our partners can ensure by means of a payment that they are the only company to develop a HuCAL® antibody for any specific antibody target. For many pharma companies, exclusivity is an essential condition for concluding a long-term partnership, given the very large sums of investment involved in developing a drug. Depending on the contract, this exclusivity may be permanent, or time-limited. Time-limited exclusivity may be renewed, thus triggering potential additional payments to MorphoSys.

At present, MorphoSys has 24 active programs, which our pharmaceutical and biotechnology partner companies are presently advancing in the drug development continuum. These 24 projects represent work on 24 different target molecules provided by the partners. Exclusivity is assigned on the basis of the "first come, first served" principle, meaning a partner that has obtained (through payment) exclusivity for a specific target molecule blocks other parties





Antibodies are produced by the human immune system as a reaction to foreign substances in the body, and are able to recognize and bind to almost any substance.








from retaining this same right for a specific target molecule.

Through commercialization in this fashion, MorphoSys has been able to spread the technology over a broad and diverse series of applications with a number of partners, which would have been impossible for any single company for obvious commercial, financial and technological constraints.

Antibody Development at MorphoSys

The journey of a MorphoSys antibody, from the start of a project to becoming a finished drug used by patients, can be roughly divided into three different phases—the research phase, the pre-clinical phase and the clinical trials phase.

At the beginning of a therapeutic antibody partnership, the research phase, the partners must choose an appropriate disease-relevant target molecule, also called the target. The target is the biological focal point of an antibody drug, as it represents a molecule which is assumed to play a role in a specific disease. Blocking such a target could soothe the corresponding ailment or stop the progress of the disease.

MorphoSys is usually asked by the partner to create a fully human antibody which then meets several predefined criteria—usually criteria which increase the effectiveness of the antibody in a given disease setting. With this predefined specification, MorphoSys would then employ its HuCAL GOLD® antibody library to generate an antibody against the target molecule provided by the partner. Suitable antibodies are isolated, and then optimized by MorphoSys as required. Such modifications could include a particularly high binding affinity of the antibody to its target or the absence of cross-reactions. After optimization and first characterization of the antibody in various laboratory tests, the project is delivered to the partner, which performs confirmation tests. Upon confirmation of the predefined characteristics for the antibody being met, the drug would then head into the pre-clinical investigations stage, which is decided by the partner company. In the pre-clinical phase, the antibody is tested in various settings in animal models as well as in laboratory essays.


Possible projection of partnered antibody pipeline to 2010
Market
Phase 3
Phase 2
Phase 1
Pre-clinic
Research
Royalties
Milestones
HuCAL®

MorphoSys and its partners have a product pipeline that will eventually result in a certain number of products entering the market. MorphoSys benefits financially from the success of these products through revenue-dependent royalties. Milestone payments to MorphoSys are triggered by projects that overcome hurdles to gaining market approval of products in the clinical phases of development. Newly initiated development programs ensure a future supply of these milestone payments.

Ultimately, the time spans and speed of both pre-clinical and clinical development are determined by the needs of the partner. However, even after completion of all work by MorphoSys, MorphoSys continues to participate in the success of the advanced antibodies which head into the clinical development phase. Clinical milestone payments, representing success payments which correspond to progression of the antibody through the clinical development process, are significant upside or added value to the Company, as no costs from the MorphoSys side are associated with the related revenue. Common milestones in the biopharmaceutical sector include commencement of the clinical trial in human patients, clinical demonstration of the mode of action ("proof of efficacy") after completion of phase 2, and the application for market approval. The total of all milestone payments in the clinical phases often ranges from approximately € 7 million to € 11 million in the biopharmaceutical industry, depending on deal structure and the enabling technologies involved.

Royalty payments to MorphoSys on end products sold to patients also represent significant potential upside or added value to the Company. Using industry averages, royalty rates for an approved product on the market generated by an enabling technology generally represent a medium single-digit percentage of the sales revenue generated from the relevant antibodies. As in the case of milestones, these represent significant potential upside to the business model of MorphoSys, as no direct costs are associated with the same.

The business model that MorphoSys employs illustrates the considerable benefits of working on as many active programs as possible with its partners: a higher number of projects simultaneously increases the probability that several of these antibodies will make it to the most financially lucrative phase, namely commercialization as a drug.


OTS Stack #2
OTS Stack #1



40%

Growth in Antibody Pipeline

In 2004, the number of antibody development programs based on HuCAL® technology signficantly increased. These programs are developed by MorphoSys working together with partners. Overall, the number grew from a pipeline of 17 projects at the beginning of 2004 to 24 active antibody programs at the end of the year.

HuCAL® Technology – the Core of MorphoSys

The HuCAL® antibody technology, the world's most advanced method of producing antibodies, lies at the core of MorphoSys's development activities. The Company's strategy is to use the advantages of HuCAL® to provide the pharmaceutical industry, research institutions, and universities with the opportunity to develop innovative antibody therapeutics and diagnostics. HuCAL® technology also has the potential to enhance and accelerate academic research. In the longer term, the Company strives to expand the possible applications of HuCAL® technology for life science researchers.

1. Progress within Partner Business

1.1 New Partners and Progress within Existing Partnerships

May 19, 2004: Strategic collaboration with Novartis

Pharmaceutical companies are constantly seeking innovative active substances, particularly for diseases with unmet medical need. Moreover, these companies have the financial resources for clinical development of drugs, and the ability to market such products with their global sales forces. For these reasons they are the preferred partners for MorphoSys. At the end of 2003, MorphoSys signed an agreement with Pfizer, the world's largest pharmaceutical group. Collaborative work within this agreement began in 2004. In May 2004, MorphoSys started a collaboration with another pharmaceutical group, Swiss-based Novartis AG, which is MorphoSys's largest collaboration thus far. The signing of this deal means that MorphoSys now has active partnerships with five of the ten largest pharmaceutical companies world-wide. Moreover, eight of the largest 20 pharmaceutical companies are working with MorphoSys's technologies. This market penetration illustrates not only the successes achieved thus far, but also, the scope for new potential partnerships with larger pharmaceutical firms.

Novartis has made a significant commitment to the development of therapeutic antibodies, and the collaboration showcases the central role of MorphoSys in these efforts. Scientists at MorphoSys are working directly with Novartis scientists in the U.S.A. and Europe. In addition, the HuCAL GOLD® technology is being installed at two sites for in-house use within the Novartis Group. The agreement also provides an option for Novartis to integrate the entire MorphoSys technology platform. This is the first time the Company has made such an option available to any partner. Should this option be exercised, Novartis would make a further multi-million dollar payment to MorphoSys.

July 14, 2004:
MorphoSys and Novoplant sign veterinary medicine collaboration

New applications for HuCAL® technology present MorphoSys with further possibilities for growth. An example of such new applications is demonstrated by the three-year collaboration with Novoplant GmbH, signed in July 2004. As part of this collaboration, HuCAL GOLD® technology is being used in the wholly new application of veterinary medicine. Under the agreement, Novoplant uses HuCAL® to identify antibodies against pathogens of the digestive tract that can infect poultry, pigs, and cattle. The aim is to produce these antibodies in crops such as peas and potatoes and as such, incorporate them directly into animal feedstock. These measures are aimed at protecting animals against diseases of the gastrointestinal tract, making breeding of livestock for food more cost-effective. Currently, antibiotics are used for this purpose, although the European Union plans to ban the use of antibiotics in agricultural animal breeding by 2006. These impending measures create the need for alternative solutions: HuCAL® antibodies produced in the collaboration with Novoplant could be one such solution.

In addition to finding new partners and applications for the technology, another very important corporate goal is to maximize the number of therapeutic antibody projects being worked on by existing partners. Through such expansion, the number of possible products based on the HuCAL® technology, and the benefits accruing from milestones and royalties, are thereby maximized. In the 2004 calendar year, the number of active therapeutic partner programs increased from 17 at the beginning to 24 at the end of the year. New collaborations, including those with Pfizer and Novartis, contributed to the increase in the total number of active projects. The start of new programs within existing alliances made a further contribution to this increase. More specifically, in August 2004, MorphoSys, together with its partner Boehringer Ingelheim, initiated a new program for the development of a therapeutic antibody against a cardiovascular target molecule. The start of a further antibody project within the Centocor collaboration was also announced in March 2004.

December 9, 2004:
MorphoSys-generated antibody approved to enter clinical trials

Finally, regulatory approval for the start of clinical trials in human patients with an antibody from the HuCAL® library late in 2004 marked a significant milestone in the corporate development of MorphoSys. In December 2004, GPC Biotech received regulatory clearance from the Swiss Agency for Therapeutic Products, Swissmedic, to commence a Phase 1 clinical trial with the anti-cancer antibody 1D09C3. The antibody, generated in the context of a partnered program with GPC Biotech AG, is the first HuCAL®-derived molecule to enter clinical trials.

The HuCAL®-derived antibody is expected to enter clinical trials in human patients at sites in three European countries. In Switzerland, the Phase 1 study will be conducted at the Oncology Institute of Southern Switzerland (IOSI), a world-renowned oncology center highly experienced in Phase 1 studies. The commencement of clinical trials triggers a milestone payment from GPC Biotech to MorphoSys. The human monoclonal HuCAL® antibody is expected to improve the current therapy of various forms of leukemia and has thus far generated promising results in animal models. In January 2004, GPC Biotech extended its exclusive license for certain HuCAL® antibodies, including 1D09C3, and made a license payment to MorphoSys.

1.2 Operational Successes and Extensions of Agreements

In addition to signing new agreements and the expansion of MorphoSys's antibody drug pipeline with existing partners, excellent performance was also evidenced in ongoing projects with existing partners. The collaboration between MorphoSys and Centocor, initiated in December 2000, is exemplary of the significant progress made in these types of partnerships. The two companies' collaboration is aimed at developing fully human therapeutic antibodies for a wide range of conditions. Centocor, a subsidiary of the pharmaceutical group Johnson & Johnson, is an industry leader in the field of antibody drugs. Centocor has already developed two therapeutic antibodies: Remicade®, used for treatment of inflammatory diseases, and ReoPro®, administered for cardiovascular diseases. Together, these generated more than US$ 2 billion in revenue last year.

Strong progress in collaboration with Centocor during 2004

In March of this year, MorphoSys and Centocor initiated a new program for the development of a therapeutic antibody against a Centocor target molecule in the field of autoimmune disease. MorphoSys also reached a fourth development-dependent milestone within a further program in April when the Company applied its HuCAL GOLD® technology to generate several optimized fully human antibodies against a disease-related target molecule from Centocor. The antibodies delivered back to Centocor fulfilled nine predefined success criteria, for which a milestone payment was received.

Additionally, in August 2004, Centocor extended a commercial license for a further antibody program. In this program, MorphoSys developed certain HuCAL® antibodies for treatment of various inflammatory diseases.

This chain of positive events culminated in an early three-year extension of the ongoing collaboration between Centocor and MorphoSys in December. MorphoSys will continue to include the U.S. company among its partners until at least the end of 2007. On signing the agreement, the two partners committed themselves to initiating at least two new programs in 2005. Moreover, the terms of the agreement specify that Centocor will fund more scientists at MorphoSys doing research work on its behalf.

Another existing partner also extended its collaboration with MorphoSys at year-end–Schering AG. The agreement, originally signed in December 2001 and due to expire at year-end 2004, was extended by a further three years. Within the realm of this collaboration, therapeutic antibodies and *in vivo* diagnostic agents have been developed, primarily for use in the area of oncology–a therapeutic indication central to Schering's core activities. Furthermore, as part of the contract expansion, Schering acquired exclusive licenses for some of the therapeutic antibodies generated by the two partners over the past three years, as well as a license to an antibody for the field of *in vivo* diagnostics. The number of researchers funded by Schering compared to the prior contract was also increased under the new contract.



Dr. Marlies Sproll
Senior Vice President
Research and Development

2. Promising Data for Cancer Antibody

MorphoSys has not only made significant progress within its partnerships, but also in the development of HuCAL® antibodies for its own proprietary programs. At a scientific conference in October, MorphoSys presented to an international audience the first promising data for the Company's proprietary cancer antibody program, MOR202. The fully human antibodies from the HuCAL GOLD® library are directed at the target molecule CD38, which is over-expressed on the surface of certain cancer cells. The MOR202 program is currently in pre-clinical development for the treatment of multiple myeloma and certain other forms of leukemia. Multiple myeloma is characterized by an uncontrolled increase in degenerated plasma cells, mainly in the bone marrow. Plasma cells belong to the leucocyte group and are important components of the human body's immune system. The causes of the condition are not yet completely understood, nonetheless, the number of cases continues to rise worldwide each year. Despite the forms of therapy currently available, there is still a large unmet medical need for improved treatments. Presently, approximately 30% of patients treated with the conventional therapy survive for more than five years after being diagnosed with the disease.

To investigate the effectiveness of the HuCAL® antibody, tumor cells containing the target molecule CD38 were implanted in a mouse model. The MorphoSys antibody was then tested in two different regimens. In the first study, treatment of the mice began 14 days after they had been injected with the cancer cells, but before a distinct tumor was evident. The MorphoSys antibody was administered every second day over the following three weeks. In a second study, treatment of the mice began once the tumor was clearly detectable. The HuCAL® antibody was administered at two different doses over a period of three to five weeks and tumor development was observed and compared with the untreated control group. In both studies, treatment with the MOR202 antibody significantly slowed tumor growth. In one group of treated animals, remarkably, it was no longer possible to detect a tumor at the end of the observation period.

On the basis of these very promising results, the MOR202 antibody program, in line with the MorphoSys corporate strategy, will be licensed out to an industrial partner before the start of clinical development.

As part of the company's MOR102 proprietary development program for treatment of psoriasis, a comparative study was initiated, in order to compare the effectiveness of the HuCAL® antibody versus the leading marketed therapeutics for psoriasis, Amevive® and Raptiva®. MorphoSys expects to be able to present the results of this direct comparative study at the end of the first quarter of 2005. Results of this study will determine the future of this project in finding a suitable partner for the development of MOR102 as a treatment for psoriasis.


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The molecular marker CD38 is heavily over expressed on the surface of certain cancer cells. HuCAL® antibodies directed against CD38 bind the surface of CD38-expressing cancer cells, marking the cells "diseased" (1). Killer cells from the body's immune system recognize the antibody bound cells and bind the antibodies via structures on their surface (2). The resulting cross-linking of cancer and killer cells by the HuCAL® antibodies marks the cancer cells out for cell death. Messenger substances produced and secreted by the killer cell lead to the distruction of cancer cells (3/4).

3. Maintaining the Company's Technological Edge

September 8, 2004: MorphoSys obtains license on Crucell human cell line

Maintaining a leading technological position in human monoclonal antibody technology is an important element in the Company's strategy. As part of this strategy, MorphoSys is constantly testing and investigating cutting-edge innovations and trends in the field of human monoclonal antibody development. Where appropriate, such new features are integrated into the Company's technology platform. As an example, an area in which MorphoSys was active over the last year was the production of antibodies. With the acquisition of a license from the Dutch biotechnology company Crucell N.V. and its partner, the contract producer DSM Biologics,

MorphoSys gained access to Crucell's fully human cell line technology PER.C6®. The Company received a second fully human cell line for the production of antibodies, HKB 11, as part of a cross-licensing agreement with Bayer AG in January 2004. The aim of these collaborations is to use the two cell lines for the production of antibodies within the Company's proprietary projects and partnered programs. There are several advantages of using a human cell line, and these advantages include higher antibody production yields and relatively rapid production cycles. Moreover, use of a human cell line ensures that antibodies are glycosylated in a human pattern, as opposed to traditional animal glycosylation. HuCAL® antibodies, which in terms of their amino acid content are already fully human, would thus even more closely resemble their natural counterparts after the production process.



Stephen Scott Yoder
Counsel

4. Strengthening the Patent Protection of HuCAL® technology

In 2004, MorphoSys significantly improved its patent protection of the HuCAL® technology. A key patent among a number of newly granted patents issued to MorphoSys by the U.S. Patent and Trademark Office in June 2004 protects MorphoSys's proprietary CysDisplay™ technology. CysDisplay™ is a central and unique component of the HuCAL GOLD® antibody library introduced by MorphoSys in November 2001. In essence, CysDisplay™ is an innovative technology that permits very efficient isolation of high affinity and highly specific antibodies from an antibody collection. CysDisplay™ accelerates and simplifies the process, making HuCAL GOLD® particularly well suited for high-throughput automated antibody identification in combination with the MorphoSys proprietary AutoCAL™ system.

During the year, there was also progress as it relates to the patent infringement case launched by Applied Molecular Evolution (subsequently acquired by Eli Lilly). In October 2004, the District Judge presiding over the case declared that he would not agree with the positive recommendation ("Report and Recommendation") of the Magistrate Judge at this point in time, due to lack of information on certain key legal facts. In January 2003, the Magistrate Judge had recommended allowing MorphoSys's claim for non-violation of the patents. For the present, the District Judge has applied for a so-called Markman hearing in order to define more precisely and better understand the claims of each party before making a decision. The suit was commenced by Applied Molecular Evolution in 2001, and the suit revolves around a single U.S. patent.

Interview with Mr. Makoto Ogasawara

President & CEO, GeneFrontier Corporation

In September 2004, MorphoSys formed a strategic marketing cooperation with the Tokyo-based company, GeneFrontier Corp., in order to access the Japanese life science market as part of a wider MorphoSys effort to expand geographically into new markets. The objective of the cooperation is to drive new business opportunities by establishing the HuCAL® technology of MorphoSys as the premium brand for both research and therapeutic antibody generation in Japan. Meanwhile, several research projects conducted with Japanese partners have been successfully completed and resulted in the first Japanese-based revenues for MorphoSys.

Mr. Makoto Ogasawara serves as President and CEO of GeneFrontier Corporation—an innovative solution provider for genome-based drug research & development—since February 2003. Prior to this assignment, Mr. Ogasawara served as CFO and VP Life Science in ITX's U.S. subsidiary, ITX International Holdings, Inc. In this capacity, he led the strategic investments in U.S.-based biotechnology and medical device start-up companies. Mr. Ogasawara has a B.S. in Engineering from Sophia University, Tokyo, Japan.



MorphoSys Mr. Ogasawara, can you give us an idea how the Japanese market ticks?

Mr. Ogasawara Japan traditionally is a difficult market for western companies to enter. Language and cultural barriers are substantial. Entering via local partners that are experienced in the home market as well as in the West is a typical way to build a beachhead in this market. For western companies possessing innovative technologies, Japan provides a lucrative opportunity, as there is great activity in life science research.

MorphoSys Do you see a particularly high need for research antibodies in Japan?

Mr. Ogasawara Now that the deciphering of the human genetic code has been completed, scientists worldwide are turning their attention towards analysis of the proteome, the protein repertoire of an organism, which of course triggers a broad need for new antibodies. Japan is no exception here. What distinguishes the Japanese life science market from any other is the very large commitment, both strategic and financial, from the Japanese government to supporting research in this sector. Looking back at the human genome project, it is safe to say that the U.S.A. and Europe led the race, although Japan contributed heavily in sequencing the human chromosome 21 and 22. That was partially due to the fact that research in Japan in this sector was not sufficiently supported or coordinated in the past. In contrast, I believe the Japanese government is now committed to spearheading the analysis of the human proteome.

MorphoSys Regarding this new trend in research, what is Japan's strategy?

Mr. Ogasawara Researchers in Japan are pursuing a holistic approach: the goal is to synthesize and analyze all human proteins. A similar approach proved successful in deciphering the human genetic code. At least three big Japanese research centers, the RIKEN headquartered in Tokyo, the AIST and the renowned KAZUSA Research Institute in the Chiba prefecture are collectively devoting some 10,000 researchers to focus on that task. As antibodies are the standard tool for doing research on the protein level, we see a huge potential customer base in Japan.





MorphoSys — How big is the overall market for research antibodies in Japan?

Mr. Ogasawara — That's very difficult to say, but Japan is estimated to be 15% of the world's life science research market, which, for antibodies, has a volume of some € 800 million. Particularly for protein research, we estimate Japan to have a higher share of the world market.

MorphoSys — Besides the research sector, are there further opportunities to market HuCAL®?

Mr. Ogasawara — Absolutely! Especially the pharmaceutical industry in Japan is currently directing huge efforts to implement the latest generation of platform technologies. Japanese pharmaceutical companies are traditionally strong in their home market, not to mention Asia as a whole. In the light of globalization and worldwide competition, Japan's pharmaceutical companies are, at the same time, on the verge of expanding into new markets in the western hemisphere. Also, Japanese pharmaceutical companies, R&D budget is growing fast in order to catch up with western mega pharmas, and the some of the big pharmas in Japan are increasing the budget dramatically by restructuring, such as Yamanouchi and Fujisawa's merger planned in April 2005. Technological leadership is considered to be the key when trying to step up to U.S. and European competitors and Japan's pharma companies are well aware of this.

MorphoSys — What is GeneFrontier's strategy, in terms of marketing HuCAL® in the Japanese market?

Mr. Ogasawara — Since signing the agreement with MorphoSys, GeneFrontier, has invested in business development and specific marketing in Japan. Our good contacts in the research community and pharmaceutical industry worked well in raising general awareness of the technology. Going forward, as the first successful projects in Japan using HuCAL® antibodies become published and passed by word of mouth, we will intensify our marketing and broaden the customer base.



MorphoSys Why was a marketing agreement with MorphoSys of interest for GeneFrontier?

Mr. Ogasawara We see a huge potential for HuCAL® technology in the Japanese market, since the key capabilities of HuCAL®, namely speed and high differentiation of products, are easily communicated und thus marketable. Thanks to the many partnerships MorphoSys has forged with big pharmaceutical companies, potential customers realize instantly that the technology has already been validated and established on the market. Concrete advantages such as the offering of specific research product in just 8 weeks, rather than the usual 3–6 months, further raise confidence for the technology. Thus, we see a golden opportunity for both MorphoSys and GeneFrontier by marketing HuCAL® in Japan.

MorphoSys What do you see as the biggest chances and challenges in future?

Mr. Ogasawara Japan is the most important market for life science companies in Asia. It may, at the same time, serve as a door opener for other markets in the region, including China, Singapore and others. Modern technologies are much appreciated and the research community is longing for innovative approaches in the life sciences such as HuCAL® to accelerate their research projects, as well as diagnostic and therapeutic product development programs. Anticipating developing trends in the research antibody market, which will result in new customer needs, is probably the biggest challenge we are currently facing.

MorphoSys Thank you for the interview, Mr. Ogasawara.



09/20/2004

Inclusion in the TecDAX

On September 20, 2004, MorphoSys was included in the technology index TecDAX, which tracks the performance of the 30 largest technology companies of the Prime Standard listed at the Frankfurt Stock Exchange.



The MorphoSys Share

Behind the relatively positive picture relating to the capital markets in 2004 were quite different stories in individual sectors and countries. For example, in the U.S. technology stocks accounted for six of the 20 best performers in the S&P 500 index, but also the 10 of the 20 worst-performing stocks. In Europe, most of the major national stock indexes showed a positive development. The DAX increased by 7.3 %, as did the CAC in France and the U.K. FTSE. In contrast, however, the German technology index TecDAX fell by 3.9 %, impacted by the weak performance of heavily market cap-weighted stocks within the index.

The MorphoSys Share

Development of the MorphoSys share in 2004
(January 2, 2004 = 100)


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Dave Lemus
Chief Financial Officer

Development of Share

On the back of operational success during the year, the MorphoSys share experienced a strong increase of 242% in 2004—a significant contrast to the 30% decline experienced in 2003. In comparison, the TecDAX decreased by 3.9%, and the NASDAQ Biotechnology index increased by 6.1%. MorphoSys outperformed its international antibody peer group, which increased by only 70%. Moreover, the MorphoSys share experienced a significant increase in trading volume in 2004. For the full year, 14 million MorphoSys shares were traded; an increase of 22% compared to the prior year.

On the basis of increased market capitalization and the rise in trading volume, MorphoSys was accepted into the TecDAX in September 2004. The TecDAX covers the 30 largest technology values of the Prime Standard segment of the Deutsche Börse. Within this index, MorphoSys was 24th in terms of market capitalization and 14th in terms of share volume turnover, measured at year-end. Inclusion into the index has benefited the Company in terms of attracting greater attention from the financial market and media, but also inclusion into index-tracking funds, which helped to stimulate demand.

Capital Measures in 2004

In May 2004, MorphoSys signed a strategic collaboration with Novartis AG in order to jointly develop therapeutic antibodies for various indications. As part of this partnership, Novartis acquired a non-interest-bearing convertible bond for € 9 million which was converted into 490,133 MorphoSys shares on June 15, 2004. At the end of 2004, Novartis possessed 9.0% of MorphoSys AG's capital stock.

Shareholder Structure

The MorphoSys share is a no-par bearer share traded on all German stock exchanges, and is also represented in XETRA trading.

On December 31, 2004, the number of ordinary shares issued was 5,438,852, stockholders' equity amounted to € 16,305,523.

The free float, which affects the weighting of the MorphoSys share in various indexes, was 73.6% at the end of 2004. The remaining 26.4% is distributed over three companies, namely Cambridge Antibody Technology (CAT), with 10.8%, Novartis AG with 9.0% and Schering AG with 6.6%. Members of the Management Board and the Supervisory Board hold approximately 3.2% of the free float.

Conversion to IFRS

In 2002, the EU Commission decided that with effect from 2005 all European companies listed on the stock exchange must compile their consolidated financial statements in accordance with the "International Financial Reporting Standards" (IFRS). MorphoSys converted its Group accounting to IFRS from U.S. GAAP standards in 2004. The quarterly accounts for 2004 were compiled in accordance with U.S. GAAP whilst the year-end consolidated financial statements were compiled according to IFRS, with reconciliation back to U.S. GAAP for comparative purposes. The IFRS consolidated financial statements and related footnotes, as well as the reconciliation back to U.S. GAAP can be found on pages 61 and following pages of this annual report.



Dr. Claudia Gutjahr-Löser
Director
Corporate Communications



Mario Brkulj
PR Specialist

Corporate Communications

One of the most important aims of corporate communications at MorphoSys is to provide all shareholders and capital markets with prompt and extensive information on the Company and its activities. This should enable all market participants to make an appropriate evaluation of the Company and its financial situation, and to assess the possible perspectives.

MorphoSys reports to its shareholders about the financial and earnings situation four times in the course of the fiscal year, which are predefined dates listed in the Company's corporate calendar, which is published prior to the beginning of each financial year. Quarterly reports are published within 30 days, and annual financial statements within 60 days of each respective reporting period ending. The Company believes that compliance to its policy of fair disclosure, i.e. providing the same information to all target groups in the investment community at the same time, is a very high priority. MorphoSys uses its website to provide current information promptly and directly to all interested parties. In addition to the legally required ad hoc announcements, all material events within the Company are announced with press releases. All publications are also written and published in German and English. Moreover, the Company offers all interested parties the opportunity to be added to the Company's mailing list.

In 2004, MorphoSys appeared at 14 national and international investor conferences. More than 10 roadshows took place in Europe and the U.S.A. and a number of individual discussions were held with investors and analysts. In 2004, the MorphoSys share was covered by more than fourteen analysts, as was the case the year before. At the end of 2004, six gave a positive assessment of the share (2003: five), five were neutral (2003: five), two negative (2003: four) and one rating was under review, mirroring both the operational successes and stock price performance for the year.

2004 General Meeting

The Annual Shareholders' Assembly was held in Munich on May 11, 2004. More than 200 shareholders attended the meeting, and voting attendance increased in comparison with the previous year by 57%—more than a quarter of all common stock voting rights were represented at the meeting. As in previous years, MorphoSys offered shareholders the option of authorizing a proxy commissioned by the Company—an arrangement accepted by increasing numbers of shareholders. All proposals tabled for approval by the Management Board were accepted by overwhelming majorities. Dr. Metin Colpan was elected as a new member of the Supervisory Board, following the decision by Dr. Jörg Reinhardt to stand down. All information on the 2004 General Meeting can be found on the Company's website (www.morphosys.com).

At the 2004 Annual Shareholders' Meeting, the Articles of Association were amended to publish certain corporate announcements in the electronic version of the Federal Gazette. Planned changes to these Articles of Association in 2005 include the authorization to broadcast the Annual Shareholders' Meeting online.



Bernhard Erning
Director Treasury and Corporate Development

Legal Changes in 2004

On October 30, 2004, the Investor Protection Improvement Act (AnSVG) came into effect. The change in the law includes changes to the German Securities Trading Act (WpHG). The aim of the new law is to ensure the integrity of Germany's financial markets and to enhance investor confidence.

This bill improves investor protection relating to capital market information and protection against unacceptable market practices. The most important changes comprise the new regulations relating to insider information and trading, which serve to tighten the prohibition of insider trading. Other aspects of the law that have been intensified relate to ad hoc publicity regulations, market price manipulations of securities and directors dealings. In light of these new regulations, MorphoSys has adapted its internal guidelines accordingly. Additionally, all Company employees have been duly informed and agreed to the new insider guidelines. The Company's current insider guidelines are available on the Company's website under Investors—Corporate Governance.

Risk Management

Prompt identification and appropriate management of corporate risk is an important element of internal controls and good corporate governance. The auditors review the risk management system of MorphoSys annually. The risk management system in place at MorphoSys is continually reviewed and adapted to changing conditions throughout the year. All relevant risks were documented and the probability of their occurrence was assessed in the 2004 fiscal year. Further details can be found in the risk report on pages 56 - 58 of this report.



44%

Revenue Growth

In 2004, the total revenue of MorphoSys was € 22 million, an increase of 44% over the previous year. Additionally, MorphoSys achieved net profitability for the first time in the Company's history.



Group Management Report

Industry Overview

Macroeconomic Development

European economic development improved in 2004 in comparison with the previous year. However, the growth rate was considerably slower in selected E.U. countries in the second half of the year. A significant increase in the price of oil and the weak dollar were important factors influencing the European economy during the year. Although oil price increases subsided following the record high of more than US$ 50 in October 2004, the euro's continued advance against the dollar negatively impacted business sentiment in Europe. As a result, important economic indicators in Germany such as the Ifo Business Climate index evidenced large drops at year-end.

The U.S. economy recovered in the second half of the year following a weaker performance in the first half. The high current account deficit, which has now increased to over 6% of the gross domestic product, remains a structural problem for the U.S. economy, and weighs heavily on the minds of U.S. dollar investors. The U.S. Federal Reserve Bank has gradually raised the Federal Reserve lending rate to its present level of 2% in 5 increments, in order to counteract the continuing risk of inflation, and also, to thwart the possible creation of an asset bubble in the residential housing markets.

Global capital markets continued their recovery in 2004. However, the development of global stock markets, particularly in the second half of 2004, was characterized by high price volatility due to interest rate and oil price uncertainty. Looking at the year as a whole, stock market indexes developed positively, with the German DAX increasing by 7%, the NASDAQ Composite and U.S. Standard & Poor's 500 index by 9% each, and the Japanese Nikkei index by approximately 8%.

Development Within the Biotech Sector

There was both good and bad news from the pharmaceutical and biotechnological sector during the year. The approval of Erbitux (Imclone/BMS/Merck) in the U.S.A., excellent phase 3 results for Tarceva (OSI/Genentech/Roche) and a positive assessment regarding the safety and effectiveness of Macugen (Eyetech/Pfizer) all helped to contribute to the positive news. However, the sector also experienced somewhat more disappointing news. Five years after it had been approved, Merck was forced to withdraw its analgetic blockbuster, Vioxx, from the market in September 2004 on account of safety concerns. Since the withdrawal, Merck has lost approximately 30% of its market capitalization. Additionally, in October 2004, it was announced that Chiron would have to temporarily close its influenza vaccine production plant in Great Britain due to safety issues. Adding further woe to the sector, AstraZeneca faced issues concerning its anticancer drug Iressa. The Company's shares dropped by over 7% after it announced that Iressa failed to prolong survival in a lung cancer study.

The year 2004 also brought gratifying news from the therapeutic antibodies sector. Two further therapeutic antibodies were approved for market—Avastin (Genentech) and Tysabri or Antegren (Biogen Idec/Elan). In addition, the sector posted a number of large and cash-rich antibody collaborations—a sign of the confidence and interest in antibodies as successful therapeutics. This confidence was exemplified in deals with fully human antibody providers including Medarex's deal with Pfizer, Cambridge Antibody Technology's deal with AstraZeneca, and MorphoSys's deal with Novartis and Pfizer.

In 2004, the German biotechnology sector reported a divergence of fortunes. While the performance of most publicly listed companies was relatively strong during the year, conditions for fundraising in private companies did not improve significantly compared to prior years. Underscoring this trend, several privately held German biotech companies declared bankruptcy during the year. Nevertheless, the relevant biotechnology indexes for publicly listed companies have rebounded from the low of August 2004 and since then have enjoyed a healthy upturn. Since the beginning of the year 2004, the German Prime Pharma & Healthcare index increased by 19.5%—in comparison, the U.S. NASDAQ Biotech index increased by 6.1%.

There were several biotechnology IPOs during 2004. In the U.S.A., there were 30 biotech IPOs, most of which were consummated in the first seven months of the year. A total of 11 IPOs were completed in Europe during the year, with one in Germany. The aftermarket trading of newly listed companies in Europe was disappointing, and impacted on other potential biotechnology initial public offerings. More specifically, at the end of 2004, of the 11 IPOs launched during the year, 4 of the companies quoted below their issue price. Nonetheless, overall European biotech fundraising in 2004 was at the second-highest level ever, with a few European companies raising money in follow-on offerings. Globally, biotech company fundraising surpassed the US$ 20 billion mark for only the second time in the industry's history.

Revenues: Licenses vs. Milestones (in %)


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Financial Analysis

Operating Revenues

Compared to the same period of the previous year, revenues for the full year 2004 increased by 44% to € 22.0 million (2003: € 15.3 million).

The majority of revenues recorded in 2004 relate to partnered target research. In this regard, milestone revenues amounted to € 1.4 million or 6% for the full year 2004 compared to 3% in the prior year. The Company also recorded grant revenues, arising from the German Federal Ministry of Education and Research ("Bundesministerium für Bildung und Forschung"), amounting to € 0.1 million during the reporting period, and remained essentially unchanged to the same period in the previous year.

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Of total revenues, approximately 88% related to therapeutic antibody collaborations, 8% to antibody research collaborations, and 4% to the "Antibodies by Design" initiative. For purposes of classification, the following partners were considered to be therapeutic antibody collaborations: Bayer, Centocor, GPC Biotech, ImmunoGen, Roche, Schering, Pfizer, Novartis and Boehringer Ingelheim U.S.A. Target research collaborations consisted of: Biogen, Bristol-Myers Squibb (formerly DuPont), ImmunoGen (expansion), Oridis Biomed and Novoplant. Approximately 71% of total Company revenues arose from MorphoSys's three largest alliances with Centocor, Bayer and Novartis (2003: 81%: Centocor, Bayer and Schering).

Geographically, 55% of MorphoSys's commercial (non-grant) revenues in the amount of € 12.0 million were generated with biotechnology and pharmaceutical companies located in the United States and Canada, 45% in Europe (2003: 81% and 19%, respectively).

Operating Expenses

For the full year 2004, total operating expenses, including stock-based compensation expenses, increased by 16% to € 21.3 million (2003: € 18.4 million), an increase of € 2.9 million. Higher expenses for intangibles and personnel expenses, partially offset by lower external services costs, served to increase operational expenses as compared to the prior year.

Research and Development Expenses

Costs for research and development rose by € 3.4 million to € 12.4 million (2003: € 9.0 million). Higher personnel and material costs resulting from cooperations recently signed were only partly offset by lower costs for external lab funding. An additional increase in expense comparing 2004 versus the prior year arose from a revaluation of the CAT license resulting in an accounting estimate change in 2003, which reduced research and development expense by € 2.3 million.

Sales, General and Administrative Expenses

Sales, general and administrative expenses amounted to € 7.5 million compared to € 7.2 million in the previous year and thus remained comparatively stable.

Stock-Based Compensation

Stock-based compensation in the amount of € 1.4 million for the year 2004 was recorded as a non-cash charge (2003: € 2.2 million), resulting from application of IFRS 2 "Share-Based Payments" under IFRS accounting. The decrease in stock-based compensation was mainly due to declining expenses from options and convertible bonds granted in prior periods. Stock-based compensation for new grants was mainly lower through forfeitures and reduced numbers of the same.

Cost by Expenditure Type

Personnel costs (excluding expenses arising from stock-based compensation) amounted to € 9.1 million (2003: € 7.5 million) or 43% of total costs, and were the largest cost block within operating expenses in 2004. The higher personnel cost level arose from higher operational activity and thereby higher revenues in 2004. Intangible costs, which include patent litigation costs and amortization of licenses and patents, amounted to € 3.3 million (2003: € 1.1 million), or 16% of total operating expenses in 2004 and were impacted by revaluation of the CAT license in 2003 and full-year amortization in 2004. External services, which include external lab funding and various outsourced administrative services, amounted to € 2.7 million (2003: € 3.8 million), or 13% of total costs and were primarily reduced by lower levels of external lab funding, legal expenses and other costs associated with the Company's two capital increases in 2003. Infrastructure costs, which mainly include rent, utilities and equipment depreciation costs, amounted to € 2.1 million (2003: € 1.7 million) or 10% of total operating costs, and were slightly higher due to increased equipment depreciation levels associated with higher investment in the same.

Costs by Expenditure Type


Costs for personnel 43%
Costs for external services 13%
Costs for intangibles 16%
Costs for infrastructure 10%
Others 18%

Non-Operating Items

Non-operating loss increased by € 0.3 million to € 0.4 million (2003: € 0.1 million), and was mainly due to higher losses arising from foreign currency transactions in connection with the weakening of the U.S. dollar against the euro, partially offset by the Company's foreign currency hedging activities.

Net Income / Loss

For 2004, a net operating profit of € 0.6 million resulted (2003: operating loss of € 3.1 million). Additionally, a net income of € 0.3 million in 2004 resulted (2003: net loss of 3.1 million)—the Company's first full fiscal year of profitability. The resulting net income per share for the full year 2004 amounted to € 0.05 (2003: loss of € 0.72).

Total Assets
(in million €)*


60
45
30
15
0
37.2
23.2
2.3
2.1
13.1
15.2
3.2
2.4
2004
2003
Cash, cash equivalents, and marketable securities
Accounts receivable
Intangibles
Other assets

Liabilities
(in million €)*


60
45
30
15
0
10.1
6.3
7.7
7.9
39.4
27.3
2004
2003
Current liabilities
Non-current liabilities
Stockholders' equity

* Differences due to rounding up/down, see balance sheet page 63.

EBITDA (earnings before interest, taxes, depreciation, amortization and stock-based compensation) amounted to € 4.6 million (2003: € 1.8 million).

Liquidity / Cash Flows

On December 31, 2004, the Company had € 37.2 million in cash, cash equivalents and marketable securities compared to a € 23.2 million balance at December 31, 2003 – an increase of more than 60% compared to the prior year. In 2004, cash provided by operating activities was, as in the previous year, positive, amounting to € 4.7 million (2003: 5.8 million).

During the year 2004, the Company's current assets increased by € 14.2 million to € 40.4 million compared to € 26.2 million at December 31, 2003, primarily as a result of the issuance of a convertible bond to Novartis of € 9.0 million in connection with the strategic antibody collaboration signed in May 2004. Positive cash inflows from operations also served to increase the year-end cash amount.

Assets

Largely as a result of the increased cash position, and to a lesser degree investment in equipment, total assets rose and amounted to € 55.8 million in the year 2004, compared to € 42.9 million at December 31, 2003.

Liabilities and Provisions

During the year 2004, total current liabilities increased by € 2.4 million. The increase was mainly due to higher accruals made for license payables as well as for employee-related benefits. In connection with milestone and exclusive license payments received in the fourth quarter of 2004, VAT payables also increased current liabilities. Furthermore, provisions amounting to € 0.6 million were made for pending trials.

The long-term portion of liabilities amounting to € 0.9 million decreased for the year ended December 31, 2004, (2003: € 1.7 million) by € 0.8 million due in large part to license payments made to CAT in 2004.

Equity

At year-end 2004, the total number of shares issued was 5,438,852, of which 5,408,790 were outstanding, compared to 4,901,332 and 4,841,570 respectively in the prior year.

The increase in outstanding shares arose from the conversion of a convertible bond issued to Novartis in May. These mandatory convertible debentures were converted into 490,133 common MorphoSys shares in June 2004. Additionally 47,387 shares were issued as a result of the exercise of options and convertible bonds granted to employees as part of the Company's equity incentive schemes.

Capital Expenditure

During 2004, total investment in intangibles amounted to € 0.2 million (2003: € 8.5 million). A large majority of the decrease related to the acquisition of the CAT license in 2003. Amortization of capitalized intangibles for the year 2004 was correspondingly higher at € 2.0 million compared to € 1.5 million in the previous year.

Investment in property and equipment amounted to € 1.5 million in the year 2004 compared to € 0.5 million in the previous year. Depreciation for 2004 of € 0.7 million compared to € 0.5 million in the same period last year. The increase in equipment was mainly due to investments made in connection with the antibody reagent business unit.

Subsidiaries / Segments / Organizational Structure

MorphoSys's global headquarters is located in Martinsried, Munich, Germany. The Company's R&D center and all administrative departments are presently located at its headquarters. The Company possesses four wholly owned subsidiaries:

MorphoSys U.S.A., Inc.

MorphoSys U.S.A., Inc. was formed in the year 2000 for the purpose of assisting MorphoSys AG in marketing and commercializing its technologies. The U.S. subsidiary, with its office in Charlotte, North Carolina, was responsible for all marketing and corporate development activities at MorphoSys. In line with the restructuring measures in 2002, the activities of MorphoSys U.S.A., Inc. were transferred to MorphoSys AG in Germany and the operations in Charlotte, NC, were substantially closed by year-end 2002.

MorphoSys IP GmbH

In November 2002, MorphoSys formed MorphoSys IP GmbH, whose purpose is to administer the internally generated intellectual property of MorphoSys AG. To this end, MorphoSys AG sold at fair market value the rights to certain internally generated intellectual property in 2002. MorphoSys IP GmbH is a wholly owned subsidiary of MorphoSys AG, and a profit pooling agreement exists between those two companies. In order to fulfill its operational needs, MorphoSys IP GmbH has contracted administrative services from MorphoSys AG and entered into a sublicensing agreement with MorphoSys AG in order to enable MorphoSys AG to commercialize said patents/technologies.

Biogenesis U.K. Ltd. and Biogenesis U.S.A., Inc.
On January 20, 2005, MorphoSys acquired two privately held companies, Biogenesis Ltd. (Poole, U.K.) and its sister company Biogenesis, Inc. (Brentwood, New Hampshire, U.S.A.). The final agreements specify the purchase of 100% ownership of Biogenesis Ltd. and Biogenesis, Inc. by MorphoSys for GBP 5.25 million, less net debt of approximately GBP 700,000, in cash. The two Biogenesis companies will become wholly owned subsidiaries of MorphoSys AG.

The acquisition of the Biogenesis Group is an expansion of the Company's efforts in the non-therapeutic applications for its HuCAL® technology. Additionally, it provides MorphoSys with immediate access to new market channels through Biogenesis's worldwide customer and global distributor network for the Company's existing portfolio of products and services.

Commercial Partnerships and Alliance Development

In 2004, the Company expanded existing partnerships and signed new collaborations. The following partnerships were either established or expanded in the 2004 fiscal year (in alphabetical order):

MorphoSys Research Antibodies Unit
In February 2004, MorphoSys unveiled a new business unit to market HuCAL® as a source for research products used in non-therapeutic applications. This business segment is presently known as the "research antibodies unit." The range of products and services offered by the business unit primarily targets industrial and academic institutions requiring custom-generated antibodies. More than 150 different customers in more than 15 different countries have been acquired to date, thus demonstrating the significant market potential for custom-generated research antibodies as well as an increasing awareness of the HuCAL® brand.

The HuCAL® technology has been traditionally employed at MorphoSys in therapeutic antibody collaborations with renowned pharmaceutical and biotechnology company partners. The research products unit was originally conceived in order to further expand the market for MorphoSys's core competence in the generation of fully human antibodies using its well-established HuCAL® technology.

In January 2005, MorphoSys acquired two companies, Biogenesis Ltd. (Poole, U.K.) and its sister company Biogenesis, Inc. (Brentwood, New Hampshire, U.S.A.). With more than 20 years of experience in antibody development and manufacturing, and a comprehensive antibody catalogue, the combined Biogenesis Group represents one of the larger European suppliers of antibodies to the life sciences research community. Combined with MorphoSys's existing efforts in this area, the acquisition has established MorphoSys as one of the top 5 European suppliers of research antibodies. While the therapeutic antibodies unit remains the key driver of the MorphoSys business, the expanded research antibodies unit becomes a more significant second pillar in the Company's overall commercial strategy.

Biogen Idec, Inc.

The research cooperation with Biogen Idec, which was signed in December 2000 and extended in January 2002, was successfully concluded at the end of September 2004.

Crucell N.V.

MorphoSys AG, Dutch biotechnology company Crucell N.V. and allied contract manufacturer DSM Biologics signed a non-exclusive license agreement in August 2004. Under the terms of the agreement, MorphoSys receives rights to Crucell's PER.C6® fully human cell line technology for use in its own and partnered antibody research programs conducted at MorphoSys. Furthermore, MorphoSys and its partners have an option to obtain a license for the clinical and commercial production of antibodies isolated from the MorphoSys HuCAL® library. The human cell line has been shown to be suited to the development and large-scale manufacturing of a wide range of biologics including antibodies. With the deal in place, MorphoSys is better positioned to broaden its technology base and further diversify its manufacturing offerings for existing and new partners.

GeneFrontier Corp.

In order to access the Japanese life science market, MorphoSys signed a strategic marketing cooperation with the Tokyo-based company, GeneFrontier Corporation, in September 2004. The objective of the cooperation is to drive new business opportunities by establishing the HuCAL® technology as the premium brand for both research and therapeutic antibody generation in Japan. As part of an ongoing pre-marketing agreement between the two companies, several research projects were conducted with Japanese partners and successfully completed, generating MorphoSys's first ever Japanese revenues. Under the Company's multi-year collaboration, both parties will continue to invest in customer development and marketing in Japan as part of a wider MorphoSys effort to expand geographically into new markets. Japan represents the second largest life science market in the world in terms of revenue size.

Novartis AG
MorphoSys and Novartis AG formed a significant strategic collaboration to discover and develop antibody-based biopharmaceuticals as therapeutic agents, in order to address unmet medical need across a variety of disease indications. In the collaboration which commenced in June 2004, MorphoSys brings validated and robust human antibody technologies (HuCAL GOLD®) to Novartis's new strategic research directions, building a collaboration that is expected to identify and develop novel therapeutic agents rapidly and efficiently.

MorphoSys scientists will work directly with Novartis scientists at various global sites of the Novartis Institutes for BioMedical Research (NIBR). As such, MorphoSys's HuCAL GOLD® technology is to play a central role in Novartis's antibody drug discovery and development efforts. During the three-year term of the agreement, which provides for an additional two-year extension beyond the original term, Novartis will fund internal research at MorphoSys that will generate and optimize HuCAL GOLD® antibodies. In addition, Novartis will have access to the current MorphoSys HuCAL GOLD® library at two of its research sites.

Under the terms of the collaboration, Novartis will be MorphoSys's first partner to receive a non-exclusive option on internalization of the entire MorphoSys technology platform, which would trigger an additional payment by Novartis to MorphoSys. As part of the agreement, MorphoSys will also receive over US$ 30 million in committed R&D funding and technology license fees for the first three years. MorphoSys also stands to receive technology license payments, research and developmental milestones, as well as royalties on marketed antibody products.

Underscoring the strategic nature of the collaboration, Novartis made an approx. € 9 million investment in MorphoSys by purchasing non-interest bearing convertible bonds of the Company. The convertible bonds were converted into 490,133 common MorphoSys shares, issued from conditional capital, on June 15, 2004. At December 31, 2004, Novartis owned 9.0% of the issued common stock of MorphoSys.

Novoplant GmbH
MorphoSys AG and Novoplant GmbH signed a collaboration for the development of therapeutic antibodies in animal health applications in July 2004. Under the three-year agreement, Novoplant received a license from MorphoSys for the development and commercialization of therapeutic antibodies as feed components for use in veterinary medicine. In addition to annual licensing fees, Novoplant pays a technology access fee to MorphoSys for the utilization of the HuCAL GOLD® technology. Moreover, MorphoSys receives milestone fees and royalties for the subsequent development and marketing of any resulting products.

In the context of the cooperation, Novoplant will use MorphoSys's HuCAL GOLD® technology to generate antibodies against viruses, parasites and pathogenic micro-organisms such as *E. coli* or salmonella. The addition of such MorphoSys antibodies to animal feed stock intended for poultry, pigs or cattle may offer protection against infectious diseases in the respective animal's gastrointestinal tract. MorphoSys retains all rights in any human therapeutics or diagnostics emerging from the collaboration.

Oridis Biomed

The research cooperation with Oridis Biomed, which was signed in September 2001, ended at the end of September 2004 and was not extended.

Production

As a result of its partnership with Lonza Biologics, MorphoSys has gained a competent partner in the production of antibody material. Lonza has many years of experience in the field of process optimization and production of biological agents. The production of clinical antibody material is a time-consuming and expensive procedure, which is strictly controlled by the relevant authorities.

For its own pre-clinical investigations, MorphoSys produces antibodies in milligrams. The MorphoSys business segment "research antibodies unit" also produces antibodies for its customers in this quantity. The current MorphoSys capacity is fully capable of producing antibodies in these amounts, when these materials are used exclusively for research. MorphoSys currently has no plans to build its own production facilities for the manufacture of clinical antibody material due to the investment and expense involved with such production sites.



Silvia Dermietzel
Senior Director
Human Resources

Human Resources

People at MorphoSys

With their commitment, expertise and experience, the employees of MorphoSys are the basis for the Company's success. It is of central significance to hire the most highly qualified and motivated employees and to be able to retain them for the long term.

Performance-Related Compensation and Stock Option Programs

MorphoSys's success is based on the high motivation of its employees. In this vein, all employees take part in a "management by objectives" program, which includes both personal and Company goals. The achievement of the goals is linked to the annual bonus program. Additionally, all employees have the chance to participate in a stock option or convertible bonds program as part of a long-term equity incentive scheme. The aim of this program is to give employees a long-term stake in the success of the Company.

Defined Contribution Pension Fund

During 2004, MorphoSys introduced a company pension for all employees under the umbrella of the German pension law ("Altersvermögensgesetz"). The pension plan is a defined contribution pension fund, which is provided by an independent third-party provider for the individuals concerned. The plans are portable, and contributions are financed by voluntary salary reductions by the employees. Both employees and employers benefit, as the German federal tax authorities do not tax employee contributions, and thus taxes are deferred until pensions are actually withdrawn. The Company benefits through savings on social insurance payments which are lower due to the reduced salaries paid to employees. The pension plan is seen as an important element and building block in helping employees diversify and build their financial retirement assets.

Significant Changes

Supervisory Board of MorphoSys AG

At the Annual Shareholders' Assembly of May 11, 2004, Dr. Gerald Möller, Dr. Daniel Camus and Dr. Geoffrey N. Vernon were re-elected as members of the Supervisory Board. Dr. Gerald Möller, Managing Director of HBM BioCapital Management GmbH, is Chairman of the Supervisory Board and has been on the MorphoSys AG Supervisory Board since 1999. Dr. Daniel Camus, CFO and member of the Executive Committee of Electricité de France (EdF), France, has been on the Supervisory Board of MorphoSys since 2002. Dr. Geoffrey N. Vernon, Executive Chairman of Ziggus Holdings Limited, United Kingdom, has been on the Supervisory Board since 1999.

Dr. Metin Colpan was appointed as new Supervisory Board member. Dr. Colpan replaced Dr. Jörg Reinhardt, Director of Development and member of the Executive Committee at Novartis Pharma. Dr. Reinhardt joined the Supervisory Board of MorphoSys in July 2001 and refrained from seeking re-election due to other commitments. Dr. Colpan was co-founder, Chief Executive Officer and Managing Director of QIAGEN for approximately 20 years.

Management Board of MorphoSys AG

On September 3, 2004, MorphoSys announced the departure of Dr. Thomas von Rüden from the Company's Management Board. Until a successor is appointed, the Company will continue to be managed by the other two Board members, Dr. Simon E. Moroney, Chief Executive Officer, and Dave Lemus, Chief Financial Officer. Dr. Moroney added Research and Development to his responsibilities, while Dave Lemus added Technical Operations to his responsibilities. The Company thanks Dr. von Rüden for his significant efforts over the last several years in helping establish the HuCAL GOLD® technology as the world's premier fully human antibody technology.

Employees


140
120
100
80
60
40
20
0
24
108
24
71
2004
2003
S,G&A
R&D



Dr. Günter Wellnhofer
Director
Technical Operations

Number and Qualification of Employees

On December 31, 2004, the MorphoSys Group employed 132 employees (December 31, 2003: 95). The MorphoSys Group employed an average of 117 employees for the full year 2004 (2003: 93): for Q4 2004, the average was 132 employees (Q4 2003: 95).

Of the 132 employees, 108 worked in research and development and 24 in administration and sales. At the end of 2004, 45 of MorphoSys's employees had a Ph.D. degree (December 31, 2003: 35).

On December 31, 2004, MorphoSys employed 2 trainees as "technical information processors in the area of information technology" (December 31, 2003: 2 trainees).

Environment and Health Protection

MorphoSys carries out its research in safety level "Bio I" and "Bio II" laboratories and under observance of all relevant legal guidelines. Internal standards are more stringent than those guidelines which are legally required. One designated full-time employee for work safety is part of the expert team of employees specifically responsible for work safety, biological safety and fire prevention. Employees are given regular training to inform them of the latest guidelines. To date, no official inspections have resulted in any requirement to change procedures. Due to regular maintenance by internal employees, all laboratory equipment adheres to the highest possible standard of safety.

A detailed waste management concept has been extensively documented and ensures that disposal of laboratory waste is always in line with valid limits and guidelines.

Regular medical checks are carried out for all MorphoSys employees. An initial medical check is carried out for all new employees in the research department. Such checks are repeated yearly. Furthermore, employees are routinely vaccinated against hepatitis A and B.

Research and Development

MorphoSys uses its own HuCAL® technology for development of therapeutic antibodies and research reagents. This technology has been thoroughly tried and tested in numerous partnerships.

In the course of its therapeutic antibody collaborations, MorphoSys generates human antibodies for its partners which are then optimized according to their requirements. In the context of these partnerships, MorphoSys is responsible for the manufacture and optimization of the antibodies, whereas the partner is responsible for pre-clinical and clinical development.

More recently, MorphoSys has been developing its own proprietary therapeutic antibodies as candidates for out-licensing to potential partners, prior to their entry into clinical development.

Existing Collaborations

In the course of the 2004 fiscal year, MorphoSys made significant progress in various existing collaborations. For a description of all existing partnerships, please see pages 108 - 113.

Bayer AG

In the context of an agreement for the cross-licensing of certain technologies with Bayer HealthCare, MorphoSys received the human cell line HKB 11 for production of HuCAL® antibodies. The agreement was signed in signed in January 2004. MorphoSys received the right to use the cell line for its own research and an option for the commercial production of antibodies using the HKB 11 cell line. In exchange, Bayer switched its in-house R&D programs to the MorphoSys HuCAL GOLD® antibody technology, triggering an installation fee from Bayer HealthCare to MorphoSys.

Boehringer Ingelheim

In August 2004, MorphoSys and its existing partner Boehringer Ingelheim announced the start of a new program for the development of a therapeutic antibody against an undisclosed target molecule involved in cardiovascular diseases. MorphoSys is generating this antibody using its proprietary HuCAL GOLD® technology. Boehringer Ingelheim will carry out the pre-clinical and clinical development, as well as subsequent marketing of all resulting products. MorphoSys will participate in the successful progress of the project, receiving milestone payments and royalties.

Centocor, Inc.
The collaboration agreement with Centocor was signed in December 2000, and was originally planned to end in December 2005. One year ahead of schedule, the companies extended the existing antibody cooperation which will now run until the end of 2007. Under the terms of the expanded agreement, Centocor increased its levels of research and development funding to MorphoSys, and paid an upfront payment. Furthermore, Centocor is committed to commence at least two new antibody development programs in 2005.

In August 2004, Centocor, Inc. exercised an option to retain a commercial license for HuCAL® antibodies directed against an undisclosed Centocor target molecule involved in inflammatory diseases. In exchange, MorphoSys received a license payment from Centocor. The cooperation between MorphoSys and Centocor, initiated in December 2000, is aimed at the development of human therapeutic antibodies in a range of indications. It includes an option for Centocor on the development of antibodies against up to 30 different target molecules using MorphoSys's proprietary technologies.

Prior to taking the commercial license, in April 2004, MorphoSys announced the achievement of a fourth milestone in its cooperation with Centocor Inc. In meeting the milestone, MorphoSys developed several highly optimized fully human IgG antibodies against a disease-associated target provided by Centocor. As part of the collaboration milestone, MorphoSys applied its proprietary HuCAL GOLD® antibody library in order to generate antibodies which passed nine different predefined criteria. Achievement of the milestone resulted in a payment from Centocor to MorphoSys. In the collaboration with Centocor, MorphoSys has achieved four performance-related milestones to date.

In March 2004, Centocor, Inc. elected a new target molecule involved in autoimmune diseases, marking the start of another therapeutic antibody program with MorphoSys. MorphoSys is generating antibodies against the target provided by Centocor using its proprietary HuCAL GOLD® technology. Centocor will carry out pre-clinical and clinical development and subsequent marketing of resulting products. In exchange, MorphoSys stands to receive licensing and milestone payments, in addition to royalties.

GPC Biotech AG

MorphoSys's first HuCAL®-generated antibody received clearance to go into the human clinical development trials in 2004. More specifically, the Company announced in December 2004 that its partner GPC Biotech AG received regulatory clearance from the Swiss Agency for Therapeutic Products to commence a phase 1 clinical trial with an anti-cancer antibody generated using MorphoSys's HuCAL® technology. The HuCAL®-derived antibody is expected to enter clinical trials in human patients at sites in three European countries.

The commencement of clinical trials will then trigger a clinical development milestone payment from GPC Biotech to MorphoSys, due on the first administration of the HuCAL® antibody in human patients.

Prior to receiving the regulatory clearance, GPC Biotech extended its exclusive license for HuCAL® antibodies directed against MHC class II target molecules in January 2004. The extension of the exclusive license was followed by a payment from GPC to MorphoSys.

Product Development at MorphoSys

MorphoSys's proprietary pipeline of therapeutic antibody programs comprises actually three candidates, MOR101, MOR102 and MOR202. MorphoSys plans to out-license all antibody programs before the start of clinical trials.

MOR202

In October 2004, MorphoSys presented promising initial *in vitro* and *in vivo* data for the internal cancer antibody program, MOR202, at the "Human Antibodies & Hybridomas" conference held in Dublin. The fully human antibodies generated from MorphoSys's HuCAL GOLD® library are directed against the target molecule CD38, which is heavily over-expressed on the surface of certain cancer cells. The MOR202 program is currently in pre-clinical development for the treatment of multiple myeloma and other blood cancer-related diseases. In line with its corporate strategy, MorphoSys plans to out-license the MOR202 antibody program prior to the start of clinical development.

The MOR202 antibodies were initially characterized in detail in various *in vitro* assays. By directing the MorphoSys antibodies against primary patient tumor material and specific hematologic cancer cell lines, the assays demonstrated that the antibodies were able to kill cancer cells efficiently. A MOR202 antibody also proved to be highly effective in an *in vivo* animal model. The HuCAL® IgG antibody was administered regularly to tumor-bearing mice over a period of between three and five weeks. In various experimental settings, different antibody constructs, dosages and treatment regimens were examined. In all cases, treatment with MOR202 antibody led to a significant slowdown of tumor growth, in some cases no tumor could be detected at the end of the observation period. MorphoSys has submitted several U.S. patent applications. These patents relate to specific anti-CD38 antibodies and their use.

Intellectual Property

A series of granted HuCAL®-related patents significantly strengthened the intellectual property position of MorphoSys in 2004. MorphoSys AG announced in March that the U.S. Patent & Trademark Office has granted the Company two new patents, which provide an extended protection of the MorphoSys HuCAL® technology and enlarge the potential area of application for MorphoSys's technologies.

The first new patent (U.S. 6,696,248) entitled "Protein/(Poly)Peptide Libraries" relates to MorphoSys's proprietary HuCAL® technology. The patent covers the genetic constitution of synthetic, fully modular human antibody libraries based on *in silico* consensus sequences. In addition, the U.S. Patent & Trademark Office granted a patent (U.S. 6,692,935 B1) entitled "Targeted Hetero-Association of Recombinant Proteins to Multi-Functional Complexes." The patent covers certain methods for the development of multifunctional protein complexes, such as the combination of antibody fragments with different specificities. In April, the U.S. Patent & Trademark Office granted a third patent (U.S. 6,706,484), which covers the method of obtaining an antigen-specific antibody or an antibody fragment from the HuCAL® library.

The fourth patent was one granted to MorphoSys by the U.S. Patent&Trademark Office in June, covering the Company's proprietary CysDisplay™ screening technology. CysDisplay™ is an important component of MorphoSys's proprietary HuCAL GOLD® technology, and the new patent provides additional protection for the same. The new patent (U.S. 6,753,136) titled "Novel methods for displaying (poly)peptides/proteins on bacteriophage particles via disulfide bonds" describes a selection technology based on phage display for selecting high-affinity antibodies.

MorphoSys's first HuCAL® patent, which is now complemented by the aforementioned patents, was issued by the U.S. Patent&Trademark Office in 2001. HuCAL® patents are currently granted in the United States, Australia and by the European Patent Office. Furthermore, MorphoSys has received several notifications of allowance for further patent applications in the U.S. Presently, MorphoSys has 13 granted patents and more than 50 applications pending worldwide.

Risk Report

MorphoSys AG operates on a global basis. Its business activities comprise different risks, which are relevant to many business functions. The business, financial condition and results of operation of MorphoSys may be materially adversely affected by each of these risks. The Company has established a risk management system that is used regularly to identify, measure and control such risks as an integrated part of normal business activities.

Product Development

MorphoSys is committed to generating therapeutic antibodies for its commercial partners and, more recently, its own account. Thus, the Company's product pipeline comprises both partnered and proprietary therapeutic antibody development programs. These programs are subject to a number of risks of failure inherent in the development of medical therapies. Product candidates require pre-clinical studies and clinical trials in humans as well as regulatory approval prior to commercialization. To date, none of the Company's licensees or partners has commercialized a product based on MorphoSys's HuCAL® technology, and HuCAL®-derived therapeutics are not expected to be commercially available for a number of years. In addition, none of the HuCAL®-derived product candidates has successfully completed all stages of clinical testing and regulatory approval procedures. Pre-clinical studies may not predict and do not ensure safety or efficacy in humans, and are not necessarily indicative of the results that may be achieved in pivotal clinical trials with humans.

Competition and Technological Change

MorphoSys's business environment is characterized by rapid change and intense competition. Its competitors include major pharmaceutical, chemical and biotech companies possessing greater financial, technical and marketing resources than those available to MorphoSys. In addition, certain biotech companies have formed collaborations with large established companies to support research, development and commercialization of products that may be competitive with those of MorphoSys. Moreover, certain research and academic institutions are also active in areas similar to MorphoSys. Some of MorphoSys's competitors currently focus their business efforts on gaining a share of the market and offer their technology at little or no cost to collaboration partners. The first pharmaceutical product to reach the market is often at a significant advantage to later entrants, particularly since subsequent potential entrants must prove an advantage of their product over products already in the market.

There is a risk that MorphoSys's competitors could succeed in developing technologies and products that are safer, less costly and more effective than its technologies or products. In addition, there is a risk that these technologies could produce products that reach the market earlier and could be more successful than those developed by MorphoSys.

Product Risks

The marketing and sale of antibody products and services for certain applications entail a potential risk of product liability, and there can be no assurance that product liability claims will not be brought against the Company. MorphoSys currently carries product liability insurance coverage. There can be no assurance, however, that the Company will be able to maintain such insurance at reasonable cost and on reasonable term, or that such insurance will be adequate to protect MorphoSys against any or all potential claims or losses.

Dependence on Health Care and Pharmaceutical Spending

MorphoSys is dependent on various sources of income, including, in particular, fees, milestone payments and royalties from licensees and partners, the financial condition of public treasuries and the financial markets, the government and governmental health authorities, research institutions, private health insurers and other organizations. Part of MorphoSys's revenue is derived from entering into collaborations with partners, including pharmaceutical companies. Many collaborative and/or out-licensing agreements provide for milestone payments and fees to be paid subject to the satisfaction of specific criteria. MorphoSys has no control over whether its partners or licensees will be able to meet such milestones, nor will MorphoSys be able to control whether products derived from its technology are being developed at all by its partners. Moreover, certain pharmaceutical companies may be more likely to seek to in-license products which have already reached a relatively advanced stage of development, such as phase 2 compounds, as opposed to less advanced product candidates still in pre-clinical stages. Consequently, the products in MorphoSys's pipeline may not reach a sufficiently advanced stage of development to be of interest to these pharmaceutical companies for some time. Therefore the Company can offer no assurance that there will be a guaranteed revenue stream from current or future collaborations.

IP Risks

MorphoSys is or has been involved in legal proceedings in Germany and certain foreign jurisdictions, including the United States, including claims brought by and against it for license or patent infringement, which arise in the ordinary course of business. Presently, the Company is in a patent dispute with Applied Molecular Evolution (AME), which was acquired by Eli Lilly. AME filed a complaint against MorphoSys AG and its wholly owned subsidiary MorphoSys U.S.A., Inc., alleging that MorphoSys AG and MorphoSys U.S.A., Inc. are willfully infringing the Kauffman patent family under which AME holds an exclusive license. While the Company cannot predict the ultimate outcome of the still pending proceedings, management does not currently believe them to have an adverse material effect on the business, financial condition and results of operations of MorphoSys. However, the field of recombinant antibody libraries and phage display, in which the Company is active, is relatively new, and the intellectual property position of the various parties involved is complex and litigious. Therefore, MorphoSys can offer no assurance that further patent suits will not be brought by companies possessing existing patents or patents which have not yet been granted or which the Company is currently not aware of. Any such proceedings, if brought and subsequently decided against MorphoSys, could have an adverse material effect on the business, financial condition and results of operations of MorphoSys.

Additional Funding Requirements

MorphoSys's future capital requirements will continue to be substantial and will be dependent on many factors, including its ability to find licensees and to enter into satisfactory collaboration agreements as well as the success of such collaborations in generating revenues (e.g., licensing fees, milestone payments and royalties). The costs of pre-clinical testing of MorphoSys's products and technologies as well as the costs associated with filing, defending and enforcing patent rights may exceed the returns from these products. MorphoSys may also need to raise additional funds in future years. The Company can offer no assurance that adequate funds will be available to MorphoSys when needed on satisfactory terms or at all.

If adequate funds are not available or are not available on acceptable terms, MorphoSys may have to further reduce its expenditures for research and development, production or marketing. Any such development could have a material adverse effect on MorphoSys's business, financial condition and results of operations. If additional funds are raised by issuing shares, stockholders are likely to experience a dilution of their interests.

Currency Risk

The Group accounts are administered in euros. While the expenses of MorphoSys are predominantly paid in euros, a significant part of the revenues depends on the current exchange rate of U.S. dollars and euros. The Company examines the necessity of hedging foreign exchange transactions to minimize currency risk during the year and addresses them by employing derivative financial instruments.

Dependence on Key Personnel

MorphoSys has not experienced any difficulties attracting or retaining key management or scientific staff, but the continued ability to recruit and retain qualified skilled personnel is critical to the Company's success. Due to the intense competition for experienced scientists from numerous pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that MorphoSys will be able to attract and retain such personnel on acceptable terms. Planned activities will also require additional personnel, including management, with expertise in different areas. The inability to recruit such personnel or develop such expertise could have an adverse material impact on the Company's operations.

Outlook for 2005

Outlook for the Biotech Sector

For 2005, it is expected that biotechnology companies will continue to benefit from the opportunities arising from the pharmaceutical sector's weak product pipelines. Innovative medications are hence still in high demand, meaning further possibilities should abound for rewarding collaborations between pharmaceutical and biotechnology companies. Additional positive impetus for the sector could result from new FDA approvals and positive clinical data. Other catalysts which could positively impact the sector include the U.S.-originated "Bioshield" bioterrorism program, appointment of a new FDA head, and positive news relating to clinical development projects across the industry as a whole.

Strategy

MorphoSys uses its antibody technology both for the development of medicines and the generation of reagents for research purposes and diagnostics agents. Both business activities are expected to continue a long-term growth trend. A stated goal of the Company is to establish the technology as an industry standard for the generation of human antibodies in the life science industry.

In this vein, MorphoSys expects to sign further therapeutic antibody collaborations in order to expand a wide pipeline of therapeutic antibodies with new partners.

As part of the reagent business, MorphoSys endeavors to increase its market share through a combination of further growth and exploration of further possibilities for inorganic growth.

For the year 2005, MorphoSys plans to out-license at least one of its proprietary drug development programs, which currently consist of MOR101, MOR102 and MOR202. No significant expansion of these programs is presently foreseen, nor is a move into clinical development for these projects envisioned. In addition, MorphoSys will strive for further improvements in the efficiency of antibody generation capacity.

Revenues

There continues to be significant interest in human antibodies. Based on this, MorphoSys expects its long-term sales growth to average at least 15%, in line with expectations for a life sciences-based growth company.

Sources of such revenues relating to the Therapeutic Antibodies business unit include long-term partnerships with pharmaceutical and biotechnology companies. MorphoSys receives annual license payments and research payments for provision of the technology and performance, or milestone payments for intermediate goals achieved in the partnerships. Particularly relevant in terms of financial size are clinical milestone payments. MorphoSys expects to receive its first clinical milestone payment in 2005, triggered by the first antibody to enter clinical phase 1 status. At least one additional antibody is expected to enter clinical testing during the year from one of the Company's other partners.

Revenues from the reagent business unit are expected to experience a further increase in 2005. The acquisition of the Biogenesis Group provides MorphoSys with immediate access to new market channels for its innovative HuCAL® antibody technology. MorphoSys will continue to support Biogenesis's pre-existing portfolio of research products and at the same time utilize all opportunities to further market the HuCAL® technology through Biogenesis's worldwide customer and global distributor network. Additionally, the opening up of new geographical markets, such as the marketing partnership with Japan-based GeneFrontier, are expected to help support revenue growth looking ahead.

Expenses

Expenses are expected to increase in 2005 compared to the prior year, due to an increased full-year total average headcount as compared to the previous year. Additionally, personnel cost is expected to be impacted by increased stock-based compensation expense resulting from the grant of stock options and convertible bonds granted at year-end 2004. Further increases in costs may arise from additional intangibles expense in conjunction with success-based license payments.

Capital Expenditure

Investment in property and equipment is expected to remain at approximately the same level as the previous year. Such investment is expected to focus on investment which increases the efficiency of antibody generation at MorphoSys using the HuCAL® antibody library.

Human Resources

The total number of employees as measured at year-end is expected to stay at roughly the same level in 2005. New employees required beyond presently foreseen business activities are contingent upon new collaborations or expansions of existing business activities to support the same. However, the average number of total employees is expected to be higher in 2005, due to significant numbers of hires in mid-year 2004.

Dividends

Although MorphoSys expects to achieve a net profit in 2005, the Company believes that the payment of dividends should be deferred until such time as its financial and liquidity position supports the same. As such, any profits generated by the business shall be reinvested into the operation of its business in order to create further growth opportunities for the future.

Financial Statements

Consolidated Statements of Operations (IFRS)

in €	Note	12/31/2004	12/31/2003
Revenues	1p	21,978,796	15,308,465
Operating Expenses			
Research and Development		12,391,295	8,998,012
Sales, General and Administrative		7,522,188	7,202,206
Stock-Based Compensation	14 & 15	1,423,907	2,163,707
Total Operating Expenses		21,337,390	18,363,925
Profit/(Loss) from Operations		641,406	(3,055,460)
Interest Income		285,695	212,461
Interest Expense		338,469	884,957
Impairment of Marketable Securities		-	136,769
Other Income/(Expenses), Net		(306,520)	733,766
Profit/(Loss) before Taxes		282,112	(3,130,959)
Foreign Income Tax Expense	17	-	21
Net Profit/(Loss)		**282,112**	**(3,130,980)**
Basic Net Profit/(Loss) per Share	18	0.05	(0.72)
Diluted Net Profit/(Loss) per Share	18	0.05	(0.72)
Shares Used in Computing Basic Net Profit/(Loss) per Share	18	5,131,467	4,332,438
Shares Used in Computing Diluted Net Profit/(Loss) per Share	18	5,169,965	4,332,438

Consolidated Balance Sheets (IFRS)

in €	Note	12/31/2004	12/31/2003
Assets			
Current Assets			
Cash and Cash Equivalents	3	12,531,198	6,652,456
Available-for-Sale Financial Assets	4	24,698,532	16,508,575
Accounts Receivable	5	2,304,778	2,111,710
Other Receivables	6	392,035	479,929
Prepaid Expenses and Other Current Assets	7	430,608	468,646
Total Current Assets		40,357,151	26,221,316
Non-Current Assets			
Property and Equipment, Net	8	2,330,995	1,502,403
Patents, Net	9	2,790,091	3,203,540
License Fees, Net	9	9,671,131	10,898,904
Software, Net	9	288,115	405,492
Other Assets	10	358,210	647,212
Total Non-Current Assets		15,438,542	16,657,551
Total Assets		**55,795,693**	**42,878,867**
Liabilities and Stockholders' Equity			
Current Liabilities			
Accounts Payable	11	3,838,144	2,732,293
Current Portion of License Payable	11	910,243	677,060
Provisions	12	600,607	-
Current Portion of Deferred Revenue	1p	4,757,249	4,272,249
Total Current Liabilities		10,106,243	7,681,602
Non-Current Liabilities			
Licenses Payable, Net of Current Portion	11	880,015	1,651,360
Deferred Revenue, Net of Current Portion	1p	5,100,646	6,086,205
Convertible Bonds Due to Related Parties	14	109,692	157,200
Deferred Tax Liability	17	220,611	-
Total Non-Current Liabilities		6,310,964	7,894,765
Stockholders' Equity	13		
Common Stock, € 3.00 Par Value; 9,597,400 and 8,626,344 Ordinary Shares Authorized; 5,438,852 and 4,901,332 Ordinary Shares Issued; 5,408,790 and 4,841,570 Ordinary Shares Outstanding; for 2004 and 2003 respectively Treasury Stock (30,062 and 59,762 shares for 2004 and 2003 respectively), at Cost		16,305,523	14,682,062
Additional Paid-In Capital		78,646,377	68,632,990
Accumulated Other Comprehensive Income/(Loss)		452,782	295,756
Accumulated Deficit		(56,026,196)	(56,308,308)
Total Stockholders' Equity		39,378,486	27,302,500
Total Liabilities and Stockholders' Equity		**55,795,693**	**42,878,867**

Consolidated Statements of Changes in Stockholders' Equity (IFRS)

	Common Stock		
	Shares	€	
Balance at January 1, 2003	3,949,706	11,849,118	
Compensation Related to the Grant of Stock Options and Convertible Bonds	-	-	
Equity Components of Convertible Bonds Granted to Employees	-	-	
Capital Increase against Contribution in Kind (XOMA), Net of Issuance Cost of € 23,314	363,466	1,090,398	
Capital Increase against Contribution in Kind (CAT), Net of Issuance Cost of € 150,000	588,160	1,764,480	
Other Comprehensive Loss:			
Change in Unrealized Gain on Available-for-Sale Securities	-	-	
Foreign Currency Gain from Consolidation	-	-	
Net Loss for the Year	-	-	
Comprehensive Loss	-	-	
Balance at December 31, 2003	4,901,332	14,703,996	
Compensation Related to the Grant of Stock Options and Convertible Bonds	-	-	
Equity Components of Convertible Bonds Granted to Employees	-	-	
Exercise of Options and Convertible Bonds Issued to Related Parties	47,387	142,161	
Exercise of Options from Treasury Stock Issued to Related Parties	-	-	
Conversion of Convertible Bonds, net of Issuance Cost of € 126,583	490,133	1,470,399	
Other Comprehensive Income:			
Change in Unrealized Gain on Available-for-Sale Securities, Net of Deferred Tax Asset	-	-	
Foreign Currency Loss from Consolidation	-	-	
Net Profit for the Year	-	-	
Comprehensive Income	-	-	
Balance at December 31, 2004	5,438,852	16,316,556	

	Treasury Stock		Additional Paid-In Capital	Translation Reserve	Revaluation Reserve	Accumulated Deficit	Total Stock-holders' equity
	Shares	€	€	€	€	€	€
	59,762	(21,934)	59,197,248	(556,227)	38,636	(53,177,328)	17,329,513
	-	-	2,163,707	-	-	-	2,163,707
	-	-	17,570	-	-	-	17,570
	-	-	3,110,896	-	-	-	4,201,294
	-	-	4,143,569	-	-	-	5,908,049
	-	-	-	801,157	-	-	801,157
	-	-	-	-	12,190	-	12,190
	-	-	-	-	-	(3,130,980)	(3,130,980)
	-	-	-	-	-	-	(2,317,633)
	59,762	(21,934)	68,632,990	244,930	50,826	(56,308,308)	27,302,500
	-	-	1,423,908	-	-	-	1,423,908
	-	-	7,405	-	-	-	7,405
	-	-	715,476	-	-	-	857,637
	(29,700)	10,901	508,850	-	-	-	519,751
	-	-	7,357,748	-	-	-	8,828,147
	-	-	-	158,299	-	-	158,299
	-	-	-	-	(1,273)	-	(1,273)
	-	-	-	-	-	282,112	282,112
	-	-	-	-	-	-	439,138
	30,062	(11,033)	78,646,377	403,229	49,553	(56,026,196)	39,378,486

Consolidated Statements of Cash Flows (IFRS)

in €	Note	12/31/2004	12/31/2003
Operating Activities			
Net Profit/(Loss)		282,112	(3,130,980)
Adjustments to Reconcile Net Profit/(Loss) to Net Cash Used for Operating Activities:			
Depreciation		656,805	544,584
Amortization of Intangible Assets		1,980,243	1,540,452
Net Gain on Sales of Marketable Securities		(109,748)	(326,270)
Unrealized Net Gain on Derivative Financial Instruments		(233,459)	(315,929)
Impairment of Marketable Securities		-	136,769
Gain on Sale of Property and Equipment		(562)	(2,652)
Net Gain from Accounting Estimate Change		-	(2,272,053)
Net Expense from Share Issuance (XOMA)		-	417,608
Recognition of Deferred Revenue		(11,515,191)	(7,930,121)
Stock-Based Compensation		1,423,907	2,163,707
Changes in Operating Assets and Liabilities:			
Accounts Receivable		(193,068)	6,621,080
Prepaid Expenses and Other Assets		202,488	1,098,937
Accounts Payable and Provisions		1,381,447	(3,240,931)
Licenses Payable		(538,162)	89,612
Deferred Revenue		11,014,632	10,202,220
Cash Generated from Operations		4,351,444	5,596,033
Interest Paid		325,011	201,170
Net Cash Provided by Operating Activities		**4,676,455**	**5,797,203**

in €	Note	12/31/2004	12/31/2003
Investing Activities:			
Purchases of Marketable Securities		(16,638,219)	(12,075,587)
Proceeds from Sales of Marketable Securities		9,055,420	14,832,008
Purchases of Property and Equipment		(1,505,102)	(540,284)
Proceeds from Disposals of Property and Equipment		20,267	22,887
Additions to Intangibles		(221,644)	(194,841)
Net Cash Provided by/ (Used in) Investing Activities	19	**(9,289,278)**	**2,044,183**
Financing Activities:			
Proceeds from the Issuance of Convertible Bonds		8,954,730	-
Proceeds from the Exercise of Options and Convertible Bonds Granted to Related Parties		1,377,388	-
Interest Expense Due to the Issuance of Convertible Bonds		13,458	10,542
Net of Proceeds and Payments from the Issuance of Convertible Bonds Granted to Related Parties		(47,508)	82,400
Purchases of Derivative Financial Instruments	6	(186,647)	(164,000)
Proceeds from the Disposal of Derivatives	6	508,000	-
Payment of Financed License Payable		-	(1,798,830)
Cost of Share Issuance		(126,583)	(173,314)
Net Cash Provided by/ (Used in) Financing Activities	19	**10,492,838**	**(2,043,202)**
Effect of Exchange Rate Differences on Cash		(1,273)	12,190
Increase in Cash and Cash Equivalents		5,878,742	5,810,374
Cash and Cash Equivalents at the Beginning of the Period		**6,652,456**	**842,082**
Cash and Cash Equivalents at the End of the Period		**12,531,198**	**6,652,456**

Notes to the Consolidated Financial Statements

1 Organization and Summary of Significant Accounting Policies

Business and Organization

MorphoSys AG ("the Company, MorphoSys Group") is a biotechnology company using combinatorial biology in drug discovery with the principal objective of developing and commercially exploiting new enabling technologies across a broad scientific spectrum. The Company was founded in July 1992 as a German limited liability company. In June 1998, MorphoSys AG was transformed into a German stock corporation. In March 1999, the Company went public on Germany's *Neuer Markt*, the stock exchange designated for high-growth enterprises. On January 15, 2003, MorphoSys AG was admitted to the Prime Standard segment of the Frankfurt Stock Exchange.

Substantially all operations are located in Martinsried near Munich, Germany. The Company has two wholly owned subsidiaries:

- MorphoSys U.S.A., Inc., which was incorporated in the United States on February 16, 2000. The subsidiary's purpose was to assist the Company in the sale and licensing of MorphoSys AG products. MorphoSys U.S.A., Inc. substantially ceased its operations in November 2002.

- MorphoSys IP GmbH, which was incorporated in Munich, Germany, on November 6, 2002. The subsidiary's purpose is to purchase, maintain and administer certain intangible assets of the MorphoSys Group. The Company's operations are physically located at the premises of MorphoSys AG, and the operations of MorphoSys IP GmbH commenced on December 31, 2002.

General Information

The consolidated financial statements for the year ended December 31, 2004, were authorized for issue in accordance with a resolution of the Management Board on February 13, 2005. The Management Board is represented by: Dr. Simon E. Moroney (Chief Executive Officer) and Dave Lemus (Executive Vice President and Chief Financial Officer).

The Supervisory Board is represented by: Dr. Gerald Möller (Chairman, Remuneration & Nomination Committee), Prof. Dr. Jürgen Drews (Deputy Chairman, Remuneration & Nomination Committee), Dr. Daniel Camus (Audit Committee), Prof. Dr. Andreas Plückthun, Dr. Metin Colpan Remuneration & Nomination Committee and Dr. Geoffrey N. Vernon (Audit Committee).

The registered offices are located at Lena-Christ-Str. 48 in 82152 Martinsried/Planegg, Germany.

Significant Accounting Policies

a) Basis of Adoption

The preparation of the consolidated financial statements in conformity with International Financial Reporting Standards (IFRS) requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing an opening IFRS balance sheet at January 1, 2003, for the purposes of transition to IFRS.

The principal effects to this decision are discussed below.

IFRS 1 "First-Time Adoption of International Financial Reporting Standards"

IFRS 1 has been applied before its effective date in the preparation of the Group's consolidated financial statements. As of December 31, 2004, the Group prepared its first consolidated financial statements in accordance with IFRS. The accounting policies have been applied in preparing the financial statements for the year ended December 31, 2004 (the reporting period), the comparative information presented in these financial statements for the year ended December 31, 2003 (the transition period), and in the preparation of an opening IFRS balance sheet January 1, 2003 (the date of transition), in accordance with IFRS 1.47. Those assets and liabilities not applicable for IFRS were eliminated from the opening IFRS balance sheet.

The Company made use of the following exemption following IFRS 1.13:

MorphoSys elected to use the initially measured fair value of certain licenses as deemed cost in accordance with IFRS 1.13 b. It is expected that revaluating respective license agreements had no significant impact on consolidated profits. Therefore, no adjustments were initiated for the accounts as at December 31, 2004.

IFRS 2 "Share-Based Payment'"

IFRS 2 "Share-Based Payment" requires an expense to be recognized where the Group buys goods or services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The main impact of IFRS 2 on the Group is the expense associated with employees' and directors' share options and other share-based incentives by using an option-pricing model.

IFRS 2 is mandatory for reporting periods beginning on or after January 1, 2005. However, the Group resolved to adopt IFRS 2 early for the year ended December 31, 2004. In accordance with IFRS 2.54, the Group has applied IFRS 2 to equity-settled awards granted on or after January 1, 1999.

In accordance with IFRS 2.56, options granted prior to January 1, 1999, are therefore not expensed. All information is nonetheless disclosed in line with 2.44 and 2.45. Further details are given in notes 14 and 15.

IFRS 3 "Business Combination," IAS 36 "Impairment of Assets" and IAS 38 "Intangible Assets"

IFRS 3 applies to accounting for business combinations for which the agreement date is on or after March 31, 2004.

The useful economic life of intangible assets is now assessed at the level of individual asset as having either a finite or indefinite life. The Company has identified no assets with indefinite life. Intangible assets with a finite life have been amortized over its useful life. Amortization periods and methods for intangible assets with finite useful economic lives are reviewed annually or earlier where an indicator of impairment exists.

IAS 21 "The Effects of Changes in Foreign Exchange Rates" (revised 2004)

The Group elected to adopt IAS 21 "The Effects of Changes in Foreign Exchange Rates early".

Early adoption of other International Financial Reporting Standards

In addition to the standards referred to above, the Group has resolved to adopt the following revised standards early during the year; comparative figures have been amended as required:

- IAS 1 Presentation of Financial Statements (amended 2004);
- IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (revised 2004);
- IAS 10 Events after the Balance Sheet Date (amended 2004);
- IAS 17 Leases (amended 2004);
- IAS 24 Related Party Disclosures (revised 2004);
- IAS 27 Consolidated and Separate Financial Statements (amended 2004);
- IAS 32 Financial Instruments: Disclosure and Presentation (revised 2004);
- IAS 33 Earnings per Share (revised 2003 and amended 2004) and
- IAS 39 Financial Instruments: Recognition and Measurement (revised 2004).

IAS 38 "Intangible Assets" supersedes IAS 38 (issued in 1998) and will be applied for intangible assets acquired or obtained for which the agreement date is after March 31, 2004, in connection with the application of IFRS 3 and IAS 36 as revised in 2004. For all intangible assets acquired or obtained before March 31, 2004, IAS 38 (issued in 1998) is applied.

b) Statement of Compliance

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the International Accounting Standards Board, London (IASB) in consideration of interpretations of the Standing Interpretations Committee (SIC) and the International Financial Reporting Interpretations Committee (IFRIC).

The consolidated financial statements of the Company for the year ended December 31, 2004, comprise the Company and its subsidiaries (together referred to as the "Group").

c) Basis of Presentation

In preparing its opening IFRS balance sheet, the Group has adjusted certain amounts reported previously in financial statements prepared in accordance with U.S. GAAP. An explanation of how the transition from U.S. GAAP to IFRS has affected the Group's financial position and financial performance is set out in the following tables and notes accompanying the tables.

The financial statements are presented in euros unless otherwise stated. They are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, available-for-sale investments and certain licenses (2004: Cambridge Antibody Technology PLC and XOMA Ireland Limited).

IAS 27 "Consolidated and Separate Financial Statements" shall be applied for annual periods beginning on or after January 1, 2005. The Company decided to adopt IAS 27 for all financial statements beginning January 1, 2003. The accounting policies have been applied consistently by Group entities following IAS 27.28.

Reconciliation of Equity in thousands of €

	Caption	
Cash and Cash Equivalents		
Marketable Securities		
Accounts Receivable		
Other Receivables, Prepaid Expenses and Other Current Assets		
Property and Equipment, Net	ca	
Patents, Net	cb	
License Fees, Net		
Software, Net	ca	
Other Assets	cc	
Total Assets		
Current and Non-Current Liabilities		
Stockholders' Equity		
Additional Paid-In Capital	cc	
Accumulated Other Comprehensive Income/(Loss)	cd	
Accumulated Deficit		
Liabilities and Stockholders' Equity		

	01/01/2003			12/31/2003			
	U.S. GAAP	Adjustment	IFRS	U.S. GAAP	Adjustment from prior years	Adjustment from current year	IFRS
	842	-	842	6,652	-	-	6,652
	18,274	-	18,274	16,509	-	-	16,509
	8,733	-	8,733	2,112	-	-	2,112
	1,685	-	1,685	948	-	-	948
	2,098	(571)	1,527	1,908	(571)	166	1,503
	6,899	(3,299)	3,600	6,104	(3,299)	399	3,204
	3,352	-	3,352	10,899	-	-	10,899
	-	571	571	-	571	(166)	405
	510	13	523	627	13	7	647
	42,393	**(3,286)**	**39,107**	**45,759**	**(3,286)**	**406**	**42,879**
	21,778	-	21,778	15,576	-	-	15,576
	11,827	-	11,827	14,682	-	-	14,682
	59,194	3	59,197	68,624	3	6	68,633
	(518)	-	(518)	913	-	(617)	296
	(49,888)	(3,289)	(53,177)	(54,036)	(3,289)	1,017	(56,308)
	42,393	**(3,286)**	**39,107**	**45,759**	**(3,286)**	**406**	**42,879**

ca) Software, Net

Under U.S. GAAP, capitalized software with its net values of € 571,064 at January 1, 2003, and € (165,572) at December 31, 2003, was part of property and equipment. Under IFRS, software is separated on the consolidated balance sheet and therefore both amounts were reclassified.

cb) Patents, Net

Under U.S. GAAP, certain expenses (i.e. costs associated with obtaining and maintaining one's own patent) are capitalized as patents and amortized on a straight-line basis over their estimated useful economic lives. Under IFRS, all expenses relating thereto have to be recorded in the statement of operations after first assignation of the patent.

In accordance with IAS 38.7, IAS 38.60 and IAS 38.54 (c), issued in 1998, costs for protecting granted patents from infringement of € 5,698 in 2003 (January 1, 2003: € 4,041,711) had to be reclassified as patent expenses which decreased the initial value of a certain patent. Depreciation for this patent had to be decreased by € 404,570 in 2003 (January 1, 2003: € 742,704). Accordingly, patents were adjusted with the net amount of € (3,299,007) as of January 1, 2003, and the net amortization of € 398,872 as of December 31, 2003.

cc) Other Assets, Additional Paid-In Capital

Under U.S. GAAP, the nominal value of € 1.00 for each bond was shown as liability. The fair value of the bond was expensed over the vesting period of one year and posted against equity.

Under IFRS, the equity portion of the bond has to be separated and presented as additional paid-in capital in accordance with IAS 32.28. The equity component is deducted from the fair value of the bond. The remaining value is recognized as stock-based compensation. Therefore, deferred interest expense of € 13,054 as of January 1, 2003, and € 7,029 as of December 31, 2003, had to be reclassified as other assets.

cd) Accumulated Other Comprehensive Income/(Loss)

Under U.S. GAAP and IFRS, unrealized gains and losses on available-for-sale securities are recorded as a component of stockholders' equity. Unrealized losses are only recorded in the statement of operations, when the unrealized loss is deemed to be other than temporary (impairment). Under IFRS, unrealized gains and losses on available-for-sale securities can either be recorded in the statement of operations or as a component of equity. Accordingly, impairment charges from January 2003 to June 2003 of € 0.8 million were recognized in June 2003 and recognized as impairment of marketable securities in the statement of operations. Under U.S. GAAP, the amount recorded as impairment in prior periods may not be reversed, even if the reasons for the impairment are no longer applicable.

Under IFRS and IAS 39.70, the amount recorded as impairment in prior periods should be reversed to the extent that the fair value of the investment has increased and if the increase in fair value can be objectively related to an event occurring after the loss was recognized. Therefore, the impairment of marketable securities was adjusted by € 616,999 in the statement of operations at December 31, 2003.

Reconciliation of Loss Reported for 2003 (in thousands of €):

	Caption	U.S. GAAP	Adjustment	IFRS
Revenues		15,308	-	15,308
Research and Development	cb	8,998	-	8,998
Sales, General and Administrative		7,601	(399)	8,998
Stock-Based Compensation	cc	2,175	(11)	2,164
Interest Income		212	-	212
Interest Expense	cc	874	10	884
Impairment of Marketable Securities	cd	754	(617)	137
Other Income, Net		734	-	734
Total Loss before Taxes		**4,148**	**(1,017)**	**3,131**

d) Basis of Consolidation

Intra-Group balances and transactions and any unrealized gains arising from intra-Group transactions are eliminated in preparing the consolidated financial statements following IAS 27.24. Unrealized losses are eliminated in the same way as unrealized gains.

e) Foreign Currency

IAS 21 ("The Effects of Changes in Foreign Exchange Rates") prescribes how to include foreign currency transactions and how to translate financial statements.

ea) Foreign Currency Transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into euros at the foreign exchange rate ruling at that date following IAS 21.23a. Foreign exchange differences arising on translation are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into euros at foreign exchange rates ruling at the dates the values were determined following IAS 21.23c.

eb) Financial Statements of Foreign Operations

The Group's foreign operations for perpetuation of MorphoSys U.S.A., Inc. are not considered an integral part of the Company's operations. Accordingly, the assets and liabilities of foreign operations are translated into euros at foreign exchange rates ruling at the balance sheet date following IAS 21.44. The expenses of foreign operations are translated into euros at the average exchange rate for the year. Foreign exchange differences arising on translation are recognized directly in equity.

Any differences that have arisen since January 1, 2003, the date of transition to IFRS, are presented as a separate component of equity.

f) Interest

MorphoSys uses interest rates to calculate fair values and discount certain liability. For stock-based compensation calculation, MorphoSys uses the interest rate of a German government bond with duration of two years at grant date.

To discount certain obligation in connection with the settlement agreement with CAT, the Company uses a 13% interest rate to discount its liability.

g) Derivative Financial Instruments

The Group uses derivative financial instruments to hedge its exposure to foreign exchange rate risks. In accordance with IAS 39.9, all derivative financial instruments are held for trading and recognized initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value, which is their quoted market price at the balance sheet date. Since the derivatives were not tested for hedge accounting, any resulting gain or loss is recognized in the income statement. According to the Company's foreign currency hedging policy, receivables which are definite and collectable within a twelve-month period will be hedged.

Following IFRS 1.28, all derivatives are stated with their fair values. Any resultant gain or loss is recognized in the income statement.

h) Cash and Cash Equivalents

The Company considers all cash at bank, in hand and short-term deposits with an original maturity of three months or less to be cash and cash equivalents. The Company invests its cash in deposits with two major German financial institutions, mainly HypoVereinsbank Munich and Deutsche Bank AG.

i) Investments

All investments are initially recognized at cost, being the fair value of the consideration given and including acquisition charges associated with the investment.

The Company accounts for its investments in debt and equity securities in accordance with IAS 39. Management determines the proper classifications of investments at the time of purchase and re-evaluates such designations as of each balance sheet date. At December 31, 2004, and at December 31, 2003, the investments held by the Group have been classified as available for sale. These investments are recognized or derecognized by the Group on the date it commits to purchase or sell the investments. Available-for-sale investments are stated at fair value, with any resultant gain or loss reported directly in the revaluation reserve within equity (IAS 39.55 b). After initial recognition, investments which are classified as available for sale are measured at fair value. Gains or losses on available-for-sale investments are recognized as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative loss is reported in the income statement.

The Company considers a decline in the fair value of available-for-sale investments which is longer than six months in duration to be deemed other than temporary unless specific facts and circumstances indicate otherwise. If, in a subsequent period, the fair value increases, the impairment loss is reversed, with the amount of reversal included in net profit or loss for the period.

j) Accounts Receivable

Accounts receivable are stated at their cost less any allowance for doubtful accounts (see below) and impairment losses (see accounting policy m).

The allowance for doubtful accounts is based on the management's assessment of the collectibility of specific customer accounts and the aging of the accounts receivable. If there is a deterioration of a major customer's creditworthiness or actual defaults are higher than the historical experience, the management's estimates of the recoverability of amounts due the Company could be adversely affected. Based on management assessment, allowances in the amount of € 36,456 for December 31, 2004, and € 0 for December 31, 2003, were recognized. The Company does not require collateral from customers for accounts receivable.

k) Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation (see note 7) and impairment losses (see accounting policy m). Replacements and improvements are capitalized while general repairs and maintenance are charged to expense as incurred. Assets are depreciated over their expected useful lives, which have been estimated to be three to ten years using the straight-line method. Leasehold improvements are depreciated over the estimated useful lives of the assets or the related lease term, whichever is shorter.

l) Intangible Assets

la) Research and Development

Research costs are expensed as incurred. Development costs were expensed as incurred in accordance with IAS 38.5 and IAS 38.11-38.23.

lb) Patent Costs

Patents obtained by the Group are stated at cost less accumulated amortization (see below) and impairment losses (see accounting policy m). Capitalized costs principally relate to the costs of legal counsel. Patent costs are amortized on a straight-line basis over the lesser of their estimated useful life (10 years) or the remaining patent term. Amortization commences at the time the patent is issued. The Company's patents covering its proprietary HuCAL® technology were granted in Australia in October 2000, in the United States of America in October 2001 and in Europe in June 2002. Further patent applications are pending in Canada and Japan.

lc) License Rights The Company acquired license rights by making upfront licensing payments, annual maintenance fees and sublicensing payments to third parties. The Company amortizes upfront licensing payments on a straight-line basis over the estimated useful life of the acquired license (10 years). The amortization period and method is reviewed at each balance sheet date (IAS 38.104). Annual maintenance fees are amortized over the term of each annual agreement. Sublicensing payments are amortized on a straight-line basis over the life of the contract or the estimated useful life of the collaboration for those contracts without a stipulated term.

ld) Software Software is stated at cost less accumulated amortization (see below) and impairment losses (see accounting policy m). Amortization is charged to the income statement on a straight-line basis over the estimated useful lives of 3 years. Software is amortized from the date it is available for use.

le) Subsequent Expenditure Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

m) Impairment Management evaluates the carrying value of the Group's assets for potential impairment at each balance sheet date or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If any indication of impairment exists, the asset's recoverable amount is estimated. An impairment loss is recognized whenever the recoverable amount is less than the carrying amount of an asset. Impairment losses are recognized in the income statement.

The recoverable amount of the Group's receivables is calculated as the present value of expected future cash flows, discounted at the original effective interest rate inherent in the asset. Receivables with a short duration are not discounted.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss in respect of a receivable is reversed if the subsequent increase in the recoverable amount can be related objectively to an event occurring after the impairment loss was recognized. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

n) Trade and Other Payables

Trade and other payables are stated at their repayment amounts. Payables with repayment dates exceeding one year are discounted to their net present values.

o) Convertible Bonds

The Company issued convertible bonds to the Supervisory Board, Management Board and employees of the Company. In accordance with IAS 32.28, the equity portion of the bond has to be separated and presented as additional paid-in capital. The equity component is deducted from the fair value of the bond. The remaining value is recognized as stock-based compensation. The Company applies the provisions of IFRS 2 "Share-Based Payment" for all convertible bonds granted to Supervisory Board, Management Board and employees of the Company.

p) Revenue Recognition

The Company's revenues include technology access fees; fees earned from research and development collaboration agreements predominantly with companies based in the United States.

Revenue related to non-refundable technology access fees, subscription fees and license fees are deferred and recognized on a straight-line basis over the relevant periods of the agreement, generally the research term or the estimated useful life of the collaboration for those contracts without a stipulated term unless a more accurate means of recognizing revenue is available. Research and development collaboration service fees are recognized in the period that the services are provided. Milestone revenues are recognized upon achievement of certain criteria.

Investment grants from governmental agencies for the support of specific research and development projects for which cash has been received are recorded as revenue to the extent the related expenses have been incurred: under the terms of the investment grants, the governmental agencies generally have the right to audit the use of the payments received by the Company.

In accordance with IAS 18.21, 18.25 and IAS 20.18, revenue arrangements with multiple deliverables the total consideration will be allocated among the separately identifiable components based on their respective fair values under application of IAS 18.20, and the applicable revenue recognition criteria will be considered separately for each of the separate components.

Deferred revenue represents revenues received but not yet earned per the terms of the contracts. Grant revenue in 2004 amounted to € 84,074 (2003: € 67,251).

q) Expenses

qa) Stock-Based Compensation

The Company applies the provisions of IFRS 2 "Share-Based Payment" which requires the Company to record the estimated fair value for stock options and other awards at the measurement date as compensation expense over the period in which the employees render the services associated with the award.

qb) Operating Lease Payments

Payments made under operating leases are recognized in the income statement on a straight-line basis over the term of the lease.

r) Interest Income

Interest income is recognized in the income statement as it occurs, taking into account the effective yield on the asset.

s) Interest Expense

Borrowing costs are expensed when incurred.

t) Income Taxes

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

2 Segment Reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services and that is subject to risks and returns that are different from those of other segments.

Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's management and internal reporting structure. Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Group consists of the following main business segments:

Partnered Target Research
MorphoSys possesses one of the leading technologies in the generation of human antibody therapeutics and bespoke antibody research projects. The Company makes use of its technology in collaborations with internationally renowned pharmaceutical and biotech companies.

Reagent Business
The reagent business leverages MorphoSys's core technological capabilities in the design and manufacture of antibodies for research purposes. It commercializes HuCAL® technology focusing on the custom generation of research antibodies for partners on an individual basis.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of the customers. Segment assets are based on the geographical location of the assets.

in 000's €	Partnered Target Research 2004	Partnered Target Research 2003	Reagent Business 2004	Reagent Business 2003	Unallocated 2004	Unallocated 2003	Consolidated 2004	Consolidated 2003
Revenues	21,194	15,276	784	32	-	-	21,978	15,308
Segment Result	9,874	6,941	(1,826)	(1,436)	(7,407)	(8,560)	641	(3,055)
Interest Income	-	-	-	-	-	-	286	212
Interest Expense	-	-	-	-	-	-	338	885
Impairment of Marketable Securities	-	-	-	-	-	-	-	137
Other Income, Net	-	-	-	-	-	-	(307)	734
Foreign Income Tax Expense	-	-	-	-	-	-	-	-
Total Profit/(Loss)	-	-	-	-	-	-	**282**	**(3,131)**
Accounts Receivable	2,065	2,050	240	62	-	-	2,305	2,112
Property and Equipment, Net	1,090	938	878	251	363	313	2,331	1,502
Software, Net	210	299	8	7	70	99	288	405
Total Segment Assets	**3,365**	**3,287**	**1,126**	**320**	**51,305**	**39,272**	**55,796**	**42,879**
Deferred Revenue	9,815	10,321	43	37	-	-	9,858	10,358
Total Segment Liabilities	**9,815**	**10,321**	**43**	**37**	**6,560**	**5,218**	**16,418**	**15,576**
Capital Expenditure	728	283	777	257	-	-	1,505	540
Depreciation	461	400	145	6	51	134	657	540

Intangibles are included in unallocated segment assets and not split since they are the basis for both segments. Therefore, patents and license fees in the net amount of € 12.5 million remain unallocated.

The following table shows the split of the Company's consolidated sales by geographical markets:

in 000's €	2004	2003
Germany	3,844	2,374
U.S.A. and Canada	12,043	12,379
Austria	376	520
Switzerland	5,458	-
Other Europe	186	35
Other	71	-
Total	**21,978**	**15,308**

Substantially, all assets were located in Germany.

3 Cash and Cash Equivalents

in 000's €	2004	2003
Cash	-	-
Bank Balances	12,281	205
Term Deposits	250	6,447
Cash and Cash Equivalents	**12,531**	**6,652**

See note 1h.

4 Investments

Investments consist of the following as of December 31, 2004 and 2003:

in 000's €	Maturity	Cost	Gross Unrealized Holding Gains	Losses	Realized Holding Losses	Market Value
12/31/2004						
HVB Euro Bond	06/07/2011	-	-	-	-	-
HVB Debentures	12/06/2009	-	-	-	-	-
DB Money Market Funds	daily	24,320	624	-	-	24,944
		24,320	624	-	-	24,944
Restricted Cash						246
						24,698
12/31/2003						
HVB Euro Bond	06/07/2011	3,794	-	-	(70)	3,724
HVB Debentures	12/06/2009	2,789	-	-	(66)	2,723
DB Money Market Funds	daily	10,181	245	-	-	10,426
		16,764	245	-	(136)	16,873
Restricted Cash						364
						16,509

The net unrealized holding gains of € 623,840 for the year ended December 31, 2004, and € 244,930 for the year ended December 31, 2003, were recorded as a separate component of stockholders' equity (revaluation reserve). In 2004, the Group has recorded gains of € 109,748 in the income statement on the sale of investments, which had previously been recognized in equity (2003: € 198,463).

Under IAS 39, both investments are designated as available for sale and are reported at fair value on the Company's balance sheet. Under the Company's accounting policy, marketable securities are presumed to be impaired if their fair value is less than their cost basis for more than six months, unless specific facts and circumstances indicate otherwise. If the Company deems these investments further impaired at the end of any other period, an additional impairment may occur. During 2003/2004, MorphoSys's HypoVereinsbank investments had traded below their cost basis for more than six months and therefore the Company deemed that an impairment of these investments had occurred. Accordingly, impairment charges from January 2003 to June 2003 of € 753,768 were recognized in June 2003 and recognized as impairment of marketable securities in the statement of operations. Since June 30, 2003, the two impaired investments have recovered and at December 31, 2003, the two investments had regained € 616,999 in market value. This increase in market value was treated as reversal of the impairment losses previously recognized in the statement of operations. Therefore, an impairment loss of € 136,768 was recognized in the income statement for the financial year 2003. In January and February 2004, MorphoSys sold both investments.

For further details of restricted cash items and investments, see note 10.

5 Accounts Receivable

All accounts receivable are non-interest-bearing and are generally due on a 30- to 45-day term. On December 31, 2004 and 2003, accounts receivable included unbilled amounts of approximately € 116,037 and € 119,360 respectively.

6 Other Receivables

According to the Company's hedging policy, definite foreign currency receivables which are collectable within a twelve-month period are hedged and shown as other receivables with its fair values. Starting 2003, MorphoSys entered into foreign currency options and forward contracts to hedge foreign exchange exposure related to U.S. dollar accounts receivable.

At December 31, 2004, options contracts in the notional amount of € 3,846,155 (December 31, 2003: € 4,690,583) or US$ 5,000,000 (December 31, 2003: US$ 5,250,000) were outstanding, which mature in January 2005. The fair market value at December 31, 2004, was € 180,190 (December 31, 2003: € 479,929) and recorded in other receivables on the balance sheet and classified as held for trading. Changes in fair value were recognized as other income. At December 31, 2004, the contract premium for derivatives entered into in February 2004 amounted to € 138,000 (2003: € 164,000).

In June 2004, MorphoSys AG entered into foreign currency forward contracts with the notional amount of US$ 3.8 million. The fair market value at December 31, 2004 was € 211,845 (December 31, 2003: € 0) and recorded as other receivables. Changes in fair value were recognized as other income.

In December 2004, the Company received cash in the amount of US$ 1.25 million for the respective amount hedged by a forward contract due on January 03, 2005. Therefore, the Company entered into a foreign currency swap. The swap was included in the fair market value of foreign currency forward contracts as of December 31, 2004. For the period ending at December 31, 2004, unrealized gains amounted to € 233,459 and included in total foreign exchange losses of € 105,499 (2003: gains of € 315,929).

7 Prepaid Expenses and Other Current Assets

Prepaid expenses mainly include prepaid sublicense fees in the amount of € 0.1 million at December 31, 2004 and 2003, and other prepayments in the amount of € 0.3 million at December 31, 2004 (2003: € 0.2 million).

8 Property and Equipment, Net

in 000's €	Office and Laboratory Equipment	Furniture and Fixtures	Total
Cost			
01/01/2004	3,605	1,267	4,872
Additions	1,427	78	1,505
Disposals	46	-	46
12/31/2004	4,986	1,345	6,331
Accumulated Depreciation			
01/01/2004	2,778	592	3,370
Depreciation Charge for the Year	523	134	657
Disposals	27	-	27
12/31/2004	3,274	726	4,000
Carrying Amount			
01/01/2004	827	675	1,502
12/31/2004	1,712	619	2,331

The depreciation charge is included in the following line items of the statement of operations:

in 000's €	2004	2003
Research and Development	493	408
Sales, General and Administrative	164	137
	657	**545**

For more detailed information, see Appendix 1.

9 Intangible Assets, Net

in 000's €	Patents	License Fees	Software	Total
Cost				
01/01/2004	3,725	12,140	1,185	17,050
Additions	41	-	181	222
12/31/2004	3,766	12,140	1,366	17,272
Accumulated Amortization				
01/01/2004	522	1,241	780	2,543
Amortization for the Year	454	1,228	298	1,980
12/31/2004	976	2,469	1,078	4,523
Carrying Amount				
01/01/2004	3,203	10,899	405	14,507
12/31/2004	2,790	9,671	288	12,749

The amortization charge is included in the following line items of the income statement:

in 000's €	2004	2003
Research and Development	1,451	1,014
Sales, General and Administrative	529	526
	1,980	**1,540**

The Company has entered into the following license agreements covering certain patented technology which are capitalized (non-capitalized license agreements have not been disclosed in detail):

SCA Ventures, Inc., U.S.A.

In December 1999, the Company concluded a non-exclusive product-derived license agreement with SCA Ventures, Inc., U.S.A., in which the Company obtained a non-exclusive license from SCA Ventures in order to design, discover, develop, make, use, sell, offer for sale and import HuCAL®-derived products under SCA Ventures patent rights in single-chain antibodies. The Company may use SCA Ventures's licensed technologies for the research and discovery of novel therapeutic agents and targets, and may sublicense the technology to its commercial partners. The Company may terminate this agreement for any reason upon 6 months' prior written notice to SCA Ventures. The Company pays an upfront license fee, annual maintenance and transfer fees.

On December 31, 2004, the license had a remaining amortization period of 5 years.

Biosite Diagnostics, Inc., U.S.A.

In January 2000, the Company signed a collaboration agreement with Biosite Diagnostics, Inc., under which the Company receives a royalty-bearing, non-exclusive, worldwide license to patents owned by Biosite and XOMA Corporation covering certain technologies relating to the display and screening of multi-chain antibodies. The Company may use the licensed technologies for research and discovery of novel therapeutic agents and targets, and may sublicense the technology to its commercial partners. Unless terminated earlier, the term of this agreement shall be the later of expiration of the parties' respective obligations to pay royalties or the expiration of the last patent right licensed by one party to the other. The Company pays an upfront technology access fee, in addition to annual maintenance and transfer fees.

On December 31, 2004, the license had a remaining amortization period of 5 years.

Genentech, Inc., U.S.A.

In May 2000, the Company concluded a license agreement with Genentech, Inc., granting the Company rights under Genentech patents relating to monovalent phage display screening technology. The Company may use the licensed technologies for research and discovery of novel therapeutic agents and targets, and may sublicense the technology to its commercial partners. The Company pays an upfront technology access fee, in addition to annual maintenance and transfer fees.

On December 31, 2004, the license had a remaining amortization period of 6 years.

XOMA Ireland Limited

In February 2002, the Company concluded a cross-licensing agreement for antibody-related technologies with XOMA Ireland Ltd. Pursuant to the agreement, MorphoSys paid € 1.1 million to XOMA with a second payment of € 4.6 million due September 2002. At the Company's option, the second installment could be paid in cash or with new shares of the Company's common stock equivalent to € 5.5 million. The Company recorded € 2.5 million as a charge to research and development expenses in the year 2002. The remaining € 3.2 million represents the value of the license received and has been capitalized as an intangible asset and will be amortized over its expected useful life of 10 years.

In October 2002, the Company exercised the option to pay the second installment with 363,466 new shares of its common stock, which was determined with reference to the market price of the Company's common stock at the time of the notice. The Company recorded a charge to interest expense related to this exercise of the option at the time the shares were issued in May 2003, which equaled € 0.7 million.

On December 31, 2004, the license had a remaining amortization period of 8 years.

Cambridge Antibody Technology PLC, Cambridge, U.K.

In December 2002 and effective July 2003, the Company entered into a licensing and settlement agreement with CAT. The settlement agreement covers MorphoSys's past, present and future use, the commercialization of all versions of its HuCAL® libraries, and all patents in the ongoing disputes between the two companies. This includes the litigation in the United States regarding CAT's Grifiths, McCafferty, WinterII and Winter/Lerner/Huse patents as well as oppositions launched by MorphoSys at the European Patent Office against CAT's Winter II and McCafferty patents.

On December 31, 2004, the license had a remaining amortization period of 8 years.

For further information, see Appendix 1.

10 Other Assets

The Company has classified as restricted cash certain cash and cash equivalents and marketable securities in other assets that are not available for use in its operations. At December 31, 2004 and 2003, the Company had commitments of € 245,500 and € 364,000 for guarantees issued and € 59,778 and € 157,200 respectively for convertible bonds issued to employees. € 49,914 for convertible bonds issued to employees were outstanding at December 31, 2004.

11 Accounts Payable

Accounts payable are non-interest-bearing and are normally settled within 30 days. License payables are partly settled within 30 days. License payables which are expected to be settled after more than 12 months are discounted to their net present value with an interest rate of 13%.

The residual maturity of liabilities is listed in the table below:

in €	12/31/2004	12/31/2003
Accounts Payable	335,464	258,732
Accrued Expenses	2,588,248	2,007,882
Other Liabilities	914,432	465,679
Of which Taxes	730,773	177,721
Of which Related to Social Security	156,897	117,933
Total	**3,838,144**	**2,732,293**

Accounts payable include accruals, which mainly contain accrued expenses for personnel payments of € 1.0 million (2003: € 0.9 million). Expenses for outstanding invoices include € 0.9 million mainly for license compensation (2003: € 0.5 million), € 0.1 million for Supervisory Board members' compensation (2003: € 0.1 million), € 0.0 million for audit fees and costs related there to (2003: € 0.1 million) and € 0.1 million for legal services (2003: € 0.1 million).

12 Provisions

At December 31, 2004 and 2003, the Company had provisions of € 600,607 and € 0 respectively.

13 Stockholders' Equity

Common Stock

On December 31, 2004, the common stock of the Company was € 16,316,556. This represented an increase of € 1,612,560 compared to the December 31, 2003, balance of € 14,703,996. Each share of common stock is entitled to one vote. The increase arose mainly as a result of the issuance of the conversion of bonds issued to Novartis on May 19, 2004. The bond was converted into 490,133 MorphoSys shares on June 15, 2004. Through conversion and exercise of 47,387 convertible bonds and options issued to employees, common stock increased by an additional € 142,161 in 2004 In accordance with § 200 AktG, a contingent capital increase becomes effective with the issuance of new shares. At January 27, 2005, the application of the capital increase has not been filed. The registration has declaratory effect.

The increase of € 2,854,878 during the year ended December 31, 2003, arose as a result of the issuance of 363,466 shares to XOMA for a capital increase against contribution in kind, which was registered on May 6, 2003, in the commercial register and the issuance of 588,160 shares to CAT for a capital increase against contribution in kind, which was registered on August 26, 2003, in the commercial register.

Treasury shares totaling € 11,033 (30,062 shares) at December 31, 2004, compared to € 21,934 (59,762 shares) at December 31, 2003, were subtracted from the Company's common stock.

Authorized Capital

On May 11, 2004, the Annual Shareholders' Meeting authorized the Company to increase Authorized Capital I by 823,424 shares to create a maximum of 1,960,533 new shares of Authorized Capital I (December 31, 2003: 1,137,109 shares). Also approved was an increase to Authorized Capital II of 58,816 shares to create a maximum of 490,133 new shares of Authorized Capital II (December 31, 2003: 431,317 shares).

Unused Authorized Capital I equaled 1,960,533 and 1,137,109 shares at December 31, 2004 and 2003, respectively. Unused Authorized Capital II equaled to 490,133 and 431,317 shares at December 31, 2004 and 2003, respectively.

Conditional Capital

In 2004, 2,880 shares were raised from Conditional Capital I through exercise of the same number of options by employees, increasing the subscribed capital by € 8,640. Furthermore, 17,385 shares were raised from Conditional Capital II through exercise of the same number of options by employees, increasing the subscribed capital by € 52,155, and 27,122 shares were raised from Conditional Capital IV through exercise of the same number of convertible bonds by employees, increasing the subscribed capital by € 81,366. At December 31, 2004, the subscription notes for options and convertible bonds exercised were not signed. As of the end of January 2005 the application for the registration of the conditional share capital increase has not been filed.

On May 16, 2003, the Annual Shareholders' Meeting authorized the Company to create additional shares for Conditional Capital III, IV and V in the maximum amount of 1,275,000, 450,269 and 111,447 shares respectively.

On May 11, 2004, the Annual Shareholders' Meeting authorized the Company to create an additional 58,816 shares for Conditional Capital V to create a maximum amount of € 510,789 (170,263 shares).

On May 19, 2004, MorphoSys issued a convertible bond (callable common shares) split into seven partial debentures to Novartis, convertible into a total of 490,133 shares. On June 15, 2004, Novartis converted all debentures into 490,133 common shares from the Company's Conditional Capital III.

Dividends

Dividends may only be declared and paid from the accumulated retained earnings (after deduction of certain reserves) shown in the Company's annual German statutory accounts. Such amounts differ from the total of additional paid-in capital and accumulated deficit as shown in the accompanying consolidated financial statements as a result of the adjustments made to present the consolidated financial statements in accordance with IFRS. As of December 31, 2004 and 2003, the Company's German statutory accounts reflected no accumulated earnings available for distribution and accordingly, the Company's ability to pay dividends would depend upon the future earnings of the Company.

Additional Paid-In Capital

On December 31, 2004, additional paid-in capital amounted to € 78,646,377 (December 31, 2003: € 68,632,990). The increase of € 10.0 million is due to stock-based compensation provisions in the amount of € 1,431,313, € 7,357,748 from Novartis's capital increase through the grant of callable common shares in May 2004 and € 1,224,326 through the exercise of options and convertible bonds in the year 2004.

In 2003, the additional paid-in capital was increased by € 9.4 million resulting from stock-based compensation provisions in the amount of € 2,181,277 including the equity component of convertible bonds, € 3,110,896 as a result of the XOMA share issuance, and € 4,143,569 as a result of the CAT share issuance.

14 Convertible Bonds

At the Company's Annual Shareholders' Meeting in July 2002, the Company was authorized until June 30, 2006, to issue up to 300,000 non-interest-bearing convertible bonds with a par/nominal value of € 1.00 each to employees and members of the Board of Management of the Company and its affiliates. The preemptive rights of the stockholders were excluded. On May 16, 2003, the Annual Shareholders' Meeting authorized the Company to grant an additional 150,269 shares.

On January 15, 2002, pursuant to a Management Board decision, the Company issued 91,500 convertible bonds to the Management Board and employees of the Company.

The convertible bonds cannot be transferred or encumbered other than by inheritance/death. In the event of disability to work, the Board of Management can allow the transfer with good cause.

The conversion rights may only be exercised if termination of the employment agreement with the owner of the convertible bonds has not been declared at the time of exercise and a mutual termination agreement has not been entered into. In the event of non-exercise of the conversion rights, beneficiaries are refunded amounts paid to acquire the convertible bonds (i.e., € 1.00 per bond/share).

The beneficiaries may exercise the conversion rights only after the expiration of a waiting period of one year from the grant date. Each convertible bond with a nominal value of € 1.00 allows the exchange into one share of ordinary no-par value common stock of the Company against payment of the exchange price. The convertible bonds cannot be exercised beyond December 31, 2004.

The exchange price for the convertible bonds issued on January 15, 2002, was € 57.56, representing the average closing price of a share of the Company in the final XETRA auction at the Frankfurt Stock Exchange during the last five trading days preceding the resolution of the Board of Management on the issuance of the convertible bonds.

The exercise of the conversion rights is only possible if the stock exchange price on at least one day during the lifetime of the convertible bonds has amounted to € 63.31, or 110% of the average stock exchange price in the final XETRA auction at the Frankfurt Stock Exchange during the five trading days prior to the resolution of the Board of Management on the issuance of the convertible bonds.

Shares, which are issued by virtue of the conversion rights, may participate in the profits of the Company at the first time in the business year for which no stockholders' resolution on the distribution of profits has been passed at the time of the issuance.

At December 31, 2004, all convertible bonds granted in 2002 expired. The nominal value of € 1.00 each was paid back to respective related parties.

In the year 2003, additional grants to employees were made under the 2002 Plan, with terms identical to the 2002 stock convertible bonds grants. 70,700, 8,500 and 14,000 convertible bonds were granted on April 1, 2003, May 17, 2003 and July 1, 2003, respectively to board members, executive board members and employees of MorphoSys AG. The exercise prices for the convertible bonds were € 11.69, € 10.00 and € 10.88 respectively. In the year 2004, 27,122 bonds of the 2003 grant were converted into shares of ordinary no-par value common stock with the same amount by employees of the Company.

In the year 2004, an additional grant to board members and employees was made under the 2002 Plan, with terms identical to the 2002 stock convertible bonds grants. On December 9, 2004, 49,914 convertible bonds were granted to board members and employees of MorphoSys AG. The exercise price for the convertible bonds is € 38.40.

A summary of the activity under the Company's employee incentive convertible bonds plan for the years ended December 31, 2004 and 2003, is represented as follows:

	Convertible Bonds	Weighted-Average Price in €
Outstanding at 01/01/2003	**74,800**	**57.56**
Granted	93,200	11.41
Forfeited	(16,200)	43.97
Outstanding at 12/31/2003	**151,800**	**30.68**
Outstanding at 01/01/2004	**151,800**	**30.68**
Granted	49,914	38.40
Exercised	(27,122)	11.69
Forfeited	(24,200)	35.66
Expired	(50,700)	57.56
Outstanding at 12/31/2004	**99,692**	**24.83**

Convertible bonds exercisable at December 31, 2004 and 2003, amounted to 49,778 and 63,400 shares respectively. The weighted-average exercise prices of convertible bonds exercisable were € 11.22 and € 57.56 at December 31, 2004 and 2003, respectively. Furthermore, the weighted-average fair value of bonds granted during 2004 and 2003 is estimated to be € 16.52 and € 5.04 respectively.

The nominal value of 10,000 forfeited convertible bonds was not reimbursed to respective related parties by he balance sheet date.

The following table presents weighted-average price and information about contractual life for significant convertible's groups outstanding at December 31, 2004:

Range of Exercise Prices	Number Outstanding	Remaining Contractual Life (in Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
€ 10.00–€ 38.10	49,778	1.00	€ 11.22	49,778	€ 11.22
€ 38.10–€ 38.40	49,914	2.00	€ 38.40	-	-
	99,692			**49,778**	

The Company accounts for stock-based compensation in accordance with the provisions of IFRS 2 and IAS 32.28. The equity portion of the bond has to be separated and presented as additional paid-in capital. The equity component is deducted from the fair value of the bond. The remaining value is recognized as stock-based compensation. Compensation expense recorded in 2004 and 2003 in connection with convertible bonds was € 184,327 and € 298,985 respectively. The fair value of the convertible bonds issued in 2004 was calculated using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 2.74%; dividend yield of 0%; 78% expected volatility and an expected life of 2.0 years.

Valuation models require the input of highly subjective assumptions. Because changes in the subjective input assumptions can materially affect the fair value estimate, in the management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

15 Stock Options

1998 Employee Stock Option Program

Effective June 15, 1998, the Company introduced an incentive stock option plan ("1998 Plan") which provides for the grant of options to purchase shares of the Company's common stock to key employees and members of the Company's Management Board. The 1998 Plan authorized the grant of options to personnel for 96,075 shares of the Company's common stock in the form of 45,450 registered warrants each equal to one share of common stock and 50,625 shares deliverable upon exercise of non-warrant option rights. The Company reserved 55,350 common shares plus 68,650 shares of treasury stock for stock options. All option rights granted under this 1998 Plan have a 10-year term.

Each warrant entitles the holder to receive one share. Upon exercise of a warrant, the exercise price, which equals the fair value of the shares on the date of grant, is due and payable. The holder of warrants can exercise up to the full amount of warrants 6 months after the date of grant. The holder of warrants also has the right to sell them. The warrants or shares obtained upon exercise are vested annually on a graded basis over three years.

The non-warrant option rights are granted by way of an option agreement by the Company to the employee. For all grants commencing after June 1998, a two-year holding period is required after the date of grant, after which the holder of non-warrant option rights can exercise up to the amount of vested option rights.

For the full year 2004, 32,580 options from the 1998 Plan were exercised.

1999 Employee Stock Option Program

Effective July 21, 1999, the Company amended the incentive stock option plan ("1999 Plan") authorizing the additional grant of options to employees for up to 300,250 shares, arising from conditional capital, and deliverable upon exercise of non-warrant option rights. On October 31, 1999, a grant of 98,100 shares was made to Company employees, management and the Supervisory Board. The option rights are non-transferable, and have a maximum life of 5 years. Additionally, a two-year holding period is required after the date of grant, after which the holder of the option rights can exercise up to the amount of vested option rights, under the condition that the value of the underlying stock has appreciated 10% per annum, cumulatively, in the year of exercise.

In the year 2002, additional grants to employees were made under the 1999 Plan, with terms identical to the 1999 stock option grants. 5,500 options were granted on January 15, 2002, to employees of MorphoSys AG.

In the year 2003, additional grants to executive board members were made under the 1999 Plan, with terms identical to the 1999 stock option grants. 36,000 options were granted on July 7, 2003, to executive board members of MorphoSys AG.

For the full year 2004, 17,385 options from the 1999 Plan were exercised.

2002 Employee Stock Option Program

Effective June 6, 2002, the Company amended the incentive stock option plan ("2002 Plan") authorizing the additional grant of options to employees for up to 74,556 shares, arising from conditional capital, and deliverable upon exercise of non-warrant option rights. On July 9, 2002, a grant of 7,500 shares was made to Company employees. The terms are very similar to those of the "1999 Plan" employee stock option program. On May 16, 2003, the Annual Shareholders' Meeting authorized the Company to grant additional 36,891 shares under the "2002 Plan" employee stock option program with identical terms.

In the year 2003, grants to employees were made under the 2002 Plan, with terms identical to the 1999 and 2002 stock option grants. 2,500 options and 15,000 options were granted on January 15, 2003, and July 1, 2003, respectively to employees of MorphoSys AG.

On January 15, 2004, 35,000 options were granted to employees with terms identical to the 1999, 2002 and 2003 stock option grants.

A summary of the activity under the Company's employee incentive stock option plans for the years ended December 31, 2004 and 2003, is represented as follows:

	Shares	Weighted-Average Price in €
Outstanding at 01/01/2003	**265,470**	**30.48**
Granted	53,500	10.89
Exercised	–	–
Forfeited	(47,225)	31.65
Outstanding at 12/31/2003	**271,745**	**26.40**
Outstanding at 01/01/2004	**271,745**	**26.40**
Granted	35,750	11.72
Exercised	(49,965)	21.11
Forfeited	(63,600)	21.30
Outstanding at 12/31/2004	**193,930**	**26.70**

Stock options exercisable at December 31, 2004 and 2003, amounted to 106,518 and 179,295 shares respectively. The weighted-average exercise prices of stock options exercisable were € 36.51 and € 27.91 at December 31, 2004 and 2003, respectively. Furthermore, the weighted-average fair value of options granted during 2004 and 2003 is estimated to be € 6.99 and € 7.57 respectively.

The following table presents weighted-average price and information about contractual life for significant option groups outstanding at December 31, 2004:

Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
€ 10.88–€ 38.10	183,930	3.53	€ 19.06	97,518	€ 23.27
€ 38.11–€ 58.00	2,000	1.50	€ 44.96	1,500	€ 44.96
€ 58.01–€ 217.00	8,000	0.70	€ 197.84	7,500	€ 207.06
	193,930			**106,518**	

The Company accounts for stock-based compensation in accordance with the provisions of IFRS 2 "Share-Based Payment." Compensation expense recorded in 2004 and 2003 in connection with stock options was € 1,239,580 and € 1,864,722 respectively. The fair value of the options issued in 2004 was calculated using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 3.1%, dividend yield of 0%, 78% expected volatility and an expected option life of 3.0 years. For option grants in 2003, the following assumptions were used: risk-free interest rates ranging from 2.96% to 3.61%, dividend yield of 0%, 115% expected volatility and identical option life as in 2004.

Option valuation models require the input of highly subjective assumptions. Because changes in the subjective input assumptions can materially affect the fair value estimate, in the management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Stock Option Repricing

On September 1, 2001, the Company re-issued 94,100 options to employees, which had been cancelled on July 5, 2001. The re-issued options have similar characteristics and vesting provisions as the original options granted. In accordance with IFRS 2 "Share-Based Payment," the re-issued options were revalued at the date of re-issuance using the Black-Scholes option pricing model. An incremental fair market value of approximately € 5,950,000 was assigned to the re-issued options, which will be recognized over the vesting period of the re-issued options. During the years ended December 31, 2004 and 2003, the Company recognized approximately € 535,741 and € 1,650,000 respectively of stock-based compensation expense relating to these re-issued stock options.

Extension of 1999 Options

On October 31, 1999, 98,100 options were granted under the 1999 options plan to employees, Supervisory Board members and Management Board members. The originally anticipated options term was five years. On October 14, 2004, the Management and Supervisory Boards decided to extend the exercise period of 54,900 options granted to employees and the Management Board respectively until October 31, 2009. In accordance with IFRS 2 "Share-Based Payment," the extended options were revalued at October 14, 2004, using the Black-Scholes option pricing model. Stock-based compensation in the amount of € 518,585 was recognized at full in the fourth quarter of 2004.

16 Personnel Expenses

in 000's €	2004	2003
Wages and Salaries	7,229	6,334
Social Security Contributions	1,077	929
Stock-Based Compensation Expense	1,424	2,164
Temporary Staff (External)	1	33
Other	757	218
	10,488	**9,678**

The average number of employees during the year ended December 31, 2004, was 117 (December 31, 2003: 93).

17 Income Taxes

The Company and its German subsidiary are subject to corporate tax, solidarity surcharge and trade tax. Since 2001, a corporate tax rate of 25% plus 5.5% solidarity surcharge applies. In 2003 only, the corporate tax rate amounted to 26.5% with regard to the one-off effect of the Flood Victims Solidarity Act applicable for 2003. Considering the multiplier rate of 300% for municipal trade tax, the trade tax rate amounts to approximately 13.04% of the taxable income and is deductible in the calculation of the corporate tax income.

The income tax of the current fiscal year comprises as follows:

in 000's €	12/31/2004	12/31/2003
Actual Tax Expense/Benefit for the Current Year	-	-
Actual Tax Expense/Benefit for Previous Years	-	-
Deferred Tax Expense/Benefit resulting from the Existence or the Reversal of Temporary Differences	(826)	(1,623)
Deferred Tax Benefit with Regard to the Recognition of DTA on Previously Unrecognized DTA with Regard to Future Reversal of Differences between IFRS and Tax Balance Sheet	826	1,623
Total Amount of Deferred Taxes Resulting from Entries directly Recognized in Equity	**(221)**	**-**

Deferred taxes are recognized only to the extent that it is more likely than not that the related tax benefits will be realized. Based on the income situation in the past and the business expectations for the foreseeable future, valuation allowances are reported if this criterion is not fulfilled.

Valuation allowances on deferred tax assets were reduced by € 826,000. The current assessment with regard to the usability of deferred tax assets can change depending on the income situation of future years and may result in higher or lower valuation allowances.

The following table reconciles the statutory income tax expense to the actual income tax expense presented in the financial statements. In order to calculate the statutory income tax expense, in fiscal year 2004, the combined income tax rate of 36% (2003: 36%) was applied to income before taxes. The tax rate applied in the reconciliation statement includes corporate tax and solidarity surcharge, and amounts to 26.38% plus the effective trade tax rate based on the multiplier rate of 300% for municipal trade tax which amounts to 9.60% taking into account that the trade tax is deductible in the calculation of the corporate tax income.

Reconciliation Statement in 000's €	2004	2003
Profit Before Income Tax	282	(3,131)
Expected Tax Rate	36%	36%
Expected Income Tax	(102)	1,127
Tax Effects Resulting from:		
Deferred Income Tax Arising from the Recognition of DTA on Previously Unrecognized DTA with Regard to Future Reversal of Differences Between IFRS and Tax Balance Sheet	826	1,623
Non-Recognition of DTA on Current Year Tax Losses	(224)	(1,831)
Stock-Based Compensation (SBC)	(513)	(783)
Interest Expense and Gain XOMA	-	(150)
Expense of Cost/Capital Increase	46	62
Non-Tax-Deductible Items	(29)	(37)
Other Effects	(4)	(11)
Actual Income Tax	-	-

No deferred tax assets were reported for corporate tax loss carry-forwards in the amount of € 33,363 thousand and trade tax loss carry-forwards in the amount of € 32,115 thousand. The loss carry-forwards may be carried forward indefinitely and in unlimited amounts. From 2004, German tax law restricts the offset of taxable income against existing tax loss carry-forwards to an amount of € 1 million plus 60% of taxable income above € 1 million. Deferred tax assets on assets and liabilities were only reported to the extent of existing deferred tax liabilities. A valuation allowance for deferred tax assets with regard to future reversal of differences between IFRS and tax balance sheet in the amount of € 4,510 thousand exists.

Significant components of the deferred tax assets and liabilities are as follows:

in 000's €	DTA 2004	DTA 2003	DTL 2004	DTL 2003
Intangible Assets	5,789	6,760	1,242	1,272
Valuation Allowance on Intangible Assets	(4,510)	(5,336)	-	-
Inventory	79	65	-	-
Receivables and other Assets	870	523	121	155
Short-term Securities Investments	4	-	225	-
Other Accruals	6	6	-	-
Deferred Income	110	230	2	2
Liabilities	-	-	979	819
	2,348	**2,248**	**2,569**	**2,248**

18 Earnings Per Share

The calculation of basic loss per share is based on the net profit for the year of € 282,112 (2003: € (3,130,980)) and a weighted-average number of shares of common stock outstanding for the respective years (2004: 5,131,467; 2003: 4,332,438).

The weighted-average number of shares of common stock was calculated as follows:

	2004	2003
Shares Issued at January 1	4,901,332	3,949,706
Effect of Treasury Shares Held	(30,062)	(59,762)
Effect of Shares Issued in April	2,367	-
Effect of Shares Issued in May	5,671	238,272
Effect of Shares Issued in June	247,717	-
Effect of Shares Issued in August	250	204,222
Effect of Shares Issued in September	583	-
Effect of Shares Issued in October	164	-
Effect of Shares Issued in November	2,204	-
Effect of Shares Issued in December	1,241	-
Weighted-Average Number of Shares of Common Stock	**5,131,467**	**4,332,438**

The diluted profit per share is calculated taking into account the Company's potential common shares from outstanding stock options and convertible bonds. For the year ended 2003, these shares would have had an anti-dilutive effect.

The table below illustrates the reconciliation from basic to diluted earnings per share (in thousands of €, except per-share data):

	12/31/2004	12/31/2003
Numerator:		
Net Profit/(Loss)	282	(3,131)
Denominator:		
Weighted-Average Shares Used for Basic EPS	5,131,467	4,332,438
Dilutive Shares Arising from Stock Options	12,401	-
Dilutive Shares Arising from Convertible Bonds	26,097	-
Total Denominator:	5,169,965	4,332,438
Earnings/(Loss) per Share (in €):		
Basic	0.05	(0.72)
Diluted	0.05	(0.72)

As of February 7, 2004, EPS would be calculated as follows (in thousands of €, except per-share data):

	2004
Numerator:	
Net Profit/(Loss)	282
Denominator:	
Weighted-Average Shares Used for Basic EPS	5,131,467
Dilutive Shares Arising from Stock Options	15,105
Dilutive Shares Arising from Convertible Bonds	28,177
Total Denominator:	5,174,749
Diluted Earnings/(Loss) per Share (in €):	0.05

19 Financial Risk Management Objectives and Policies

The Group's principal financial instruments other than derivatives comprise debentures, convertible non-cumulative redeemable preference shares, cash and short-term deposits. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

The Group also enters into derivative transactions, principally forward currency contracts. The purpose is to manage the currency risks arising from the Group's operations, as the Company generates a substantial part of its revenues with U.S.-based companies.

Furthermore, the Company hedges its foreign exchange exposure only for receivables payments, which are definitive and are due or will be collected within a twelve month period. To the extent that foreign currency payables exist within the same time frame, they are to be netted against foreign currency receivables whereever possible, and the resulting net position hedged. The Company does not hedge the translation risk arising from the conversion of foreign affiliated companies into euros.

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk, foreign currency risk and credit risk. The Board of Management reviews and agrees policies for managing each of these risks and they are summarized below. The Group also monitors the market price risk arising from all financial instruments. The magnitude of this risk that has arisen over the year is discussed in note 4. The Group's accounting policies in relation to derivatives is set out in note 1.

Interest Rate Risk

The exposure of the Group to changes in interest rates relates mainly to investments in available-for-sale debt securities. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these investments. With regard to the liabilities shown in the balance sheet, the Group is currently not subject to significant interest rate risks.

Credit and Liquidity Risk

Financial instruments that potentially subject the Company to concentrations of credit and liquidity risk consist primarily of cash, cash equivalents, marketable securities and accounts receivable. The Company's cash and cash equivalents are principally denominated in euros and U.S. dollars. Marketable securities are placed in high-quality securities. Cash, cash equivalents and marketable securities are maintained principally with two high-quality financial institutions in Germany. The Company continually monitors its positions with, and the credit quality of, the financial institutions, which are counterparts to its financial instruments, and does not anticipate non-performance.

It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. However, the Company's revenues and accounts receivable are subject to credit risk as a result of customer concentrations. One customer individually accounted for approximately 52% of the Company's 2004 accounts receivable balance. In addition, three customers individually accounted for 28%, 26% and 17% of the Company's total revenues in the year 2004. On December 31, 2003, one customer accounted for 88% of the prior year's accounts receivable balance and three customers individually accounted for 41%, 27% and 14% of the Company's revenues in 2003. Based on the management's assessment, allowances of € 36,456 and € 0 in relation to the newly formed reagent business unit were necessary on December 31, 2004 and 2003.

Foreign Currency Risk

Although the Company has significant customers in the United States, the Group contracts the majority of transactions in euros. Part of the purchases and sales are denominated in U.S. dollars, Swiss francs and pounds sterling. Generally, the amounts involved are not significant or payment is effected within a short period, thus leading to no significant foreign currency risks (see also note 6).

Fair Value of Financial Instruments

The carrying value of financial instruments such as cash and cash equivalents, accounts receivable and accounts payable approximate their fair value based upon the short-term maturities of these instruments. The fair value of marketable securities is based upon quoted market prices (see note 3). The fair value of license payables is determined by the effective interest method. Convertible bonds are recorded at their accreted values, which approximate the cash outlay that is due upon the note settlements.

20 Operating Leases

The Company leases facilities and equipment under long-term operating leases. Total rent expense amounted to € 898,292 and € 899,676 for the years ended December 31, 2004 and 2003, respectively. In January 2004, MorphoSys amended the existing lease agreement of its facilities. The new lease agreement expires in September 2009. Future minimum payments under non-cancelable operating leases are as follows:

in 000's €	2004	2003
Up to One Year	1,700	1,191
Between One and Five Years	3,668	3,691
More than Five Years	-	893
	5,368	**5,775**

The Company's total expenses under operating leases in the years ended December 31, 2004 and 2003, totaled approximately € 1,084,597 and € 1,092,953 respectively.

21 Contingencies

In June 2001, a lawsuit was filed against the Company by Applied Molecular Evolution, Inc., ("AME") San Diego, U.S.A., at the United States District Court of Massachusetts in Boston, U.S.A., alleging that the Company infringes the Kauffman-Ballivet patent family. These patents cover the stochastic production of proteins and were granted in the late 1990s. In January 2003, MorphoSys confirmed that it had received a positive "Report and Recommendation" from the Magistrate Judge to the District Judge for the District Court in Boston, Massachusetts, U.S.A., in the legal action filed by Applied Molecular Evolution. The Magistrate Judge recommended that MorphoSys's motion for summary judgment of non-infringement be allowed and that AME's motion for partial summary judgment of infringement be denied. In September 2004, the District Judge issued a "Memorandum and Order" wherein he declined to adopt the recommendation and denied the summary judgment motions. Instead, he ordered that a Markman hearing for claim construction should be held. Thereafter, based on the facts at issue, it will be determined whether the case can be decided by way of summary judgment or has to go to trial. As a result, no provisions for contingent liabilities have been made in the Company's financial statements.

In December 2002, the Company and Cambridge Antibody Technology ("CAT") entered into a settlement agreement pursuant to which they agreed to settle all patent disputes between the two companies. Pursuant to the settlement agreement, the Company agreed to make annual payments of € 1.0 million over the next five years as well as issue 588,160 new shares of common stock and make certain ongoing royalty and milestone payments, and in return will receive a license under certain CAT patents with respect to the previous and future development of HuCAL® libraries. The Company has the option to buy out its cash obligations to CAT for a predefined fixed amount at any time during the duration of the agreement. The Company recorded an accrual for the settlement with CAT in the year 2002. In addition, the Company recorded a net present value discount of approximately € 1.2 million on the annual payments to record the liability at its estimated fair value of € 3.8 million. The discount of 13% on the cash payments is being amortized to interest expense over the period of the payments. For the full year 2003, € 0.2 million was charged to interest expense. The settlement agreement was finalized in July 2003 and the Company engaged an external valuation expert to complete a valuation, the basis of which provided the necessary information to finalize the accounting.

Based on the valuation analysis, the Company determined the fair value of the different components of the agreement and allocated the total consideration paid for each component based on the fair values of the consideration received. The completion of the analysis resulted in an accounting estimate change, which reduced research and development expense by € 2.3 million. Accordingly, a total of € 1.9 million was expensed for the release. The remaining € 8.3 million of consideration represents the value of the license received and has been capitalized as an intangible asset and will be amortized over its expected useful life of 10 years.

The management is not aware of any other matters that could give rise to any material liability to the Company that would have an adverse material effect on the Company's financial condition or results of operations.

The change in accounting estimate had the following effect on net loss and net loss per share for the year ended 2003 (in thousands of €, except for per-share data):

	12/31/2004
Net Profit/(Loss)	(3,131)
Effect from Change in Accounting Estimate	(2,272)
Pro-Forma Loss	(5,403)
Basic and Diluted Net Profit/(Loss) per Share	(0.72)
Effect from Change in Accounting Estimate	(0.52)
Pro-Forma Net Profit/(Loss) per Share	(1.24)

22 Related Parties

The Group has related party transactions with its management and with members of the Supervisory Board. In addition to the cash remuneration, the Group has issued stock options and convertible bonds to the management and to members of the Supervisory Board.

The table below shows the shares, stock options and convertible bonds, and changes of ownership of the same, which were held by the management and the Supervisory Board during the year 2004:

Shares

	01/01/2004	Additions	Forfeitures	Expired	Sales	12/31/2004
Management						
Dr. Simon E. Moroney (held through a controlled entity)	113,461	-	-	-	-	113,461
Dave Lemus	-	-	-	-	-	-
Dr. Thomas von Rüden***	-	-	-	-	-	-
Total	113,461	-	-	-	-	113,461
Supervisory Board						
Dr. Gerald Möller	-	2,500	-	-	-	2,500
Dr. Daniel Camus	-	-	-	-	-	-
Prof. Dr. Jürgen Drews	-	-	-	-	-	-
Prof. Dr. Andreas Plückthun	59,300	-	-	-	-	59,300
Dr. Jörg Reinhardt*	-	-	-	-	-	-
Dr. Geoffrey N. Vernon	-	-	-	-	-	-
Dr. Metin Colpan**	-	-	-	-	-	-
Total	59,300	2,500	-	-	-	61,800

Stock Options

	01/01/2004	Additions	Forfeitures	Expired	Sales	12/31/2004
Management						
Dr. Simon E. Moroney	47,000	-	-	-	-	47,000
Dave Lemus	21,000	-	-	-	-	21,000
Dr. Thomas von Rüden***	64,700	-	31,500	-	29,700	3,500
Total	132,700	-	31,500	-	29,700	71,500
Supervisory Board						
Dr. Gerald Möller	6,100	-	-	3,600	-	2,500
Dr. Daniel Camus	-	-	-	-	-	-
Prof. Dr. Jürgen Drews	5,930	-	-	2,000	-	3,930
Prof. Dr. Andreas Plückthun	3,500	-	-	2,000	-	1,500
Dr. Jörg Reinhardt*	3,500	-	1,750	-	-	1,750
Dr. Geoffrey N. Vernon	3,500	-	-	2,000	-	1,500
Dr. Metin Colpan**	-	-	-	-	-	-
Total	22,530	-	1,750	9,600	-	11,180

*) Retired 05/11/2004 **) Entered 05/11/2004 ***) No longer with the Company since 09/03/2004

Convertible Bonds

	01/01/2004	Additions	Forfeitures	Expired	Sales	12/31/2004
Management						
Dr. Simon E. Moroney	24,000	7,474	-	12,000	-	19,474
Dave Lemus	34,000	6,228	-	10,000	-	30,228
Dr. Thomas von Rüden***	20,000	-	20,000	-	-	-
Total	78,000	13,702	20,000	22,000	-	49,702
Supervisory Board						
Dr. Gerald Möller	2,500	-	-	-	-	2,500
Dr. Daniel Camus	1,500	-	-	-	-	1,500
Prof. Dr. Jürgen Drews	-	-	-	-	-	-
Prof. Dr. Andreas Plückthun	1,500	-	-	-	-	1,500
Dr. Jörg Reinhardt*	1,500	-	1,500	-	-	-
Dr. Geoffrey N. Vernon	1,500	-	-	-	-	1,500
Dr. Metin Colpan**	-	-	-	-	-	-
Total	8,500	-	1,500	-	-	7,000

Compensation for both the Management Board and Supervisory Board consisted of fixed and variable components. Total compensation for the Supervisory Board excluding reimbursements of travel expenses in 2004 amounted to € 169,500 (2003: € 152,500). The table below shows the detailed compensation for the Management Board and the Supervisory Board:

Management Board

	Fixed Compensation		Variable Compensation		Other Compensatory Benefits		Total Compensation	
in €	2004	2003	2004	2003	2004	2003	2004	2003
Dr. Simon E. Moroney	227,052	212,100	63,630	94,500	59,051	60,261	349,733	366,861
Dave Lemus	170,824	166,650	74,993	57,750	101,072	140,145	346,889	364,545
Dr. Thomas von Rüden***	129,421	192,136	75,661	80,530	53,037	74,862	258,119	347,528
Total	527,297	570,886	214,284	232,780	213,160	275,268	954,741	1,078,934

Supervisory Board

	Fixed Compensation		Variable Compensation		Total Compensation	
in €	2004	2003	2004	2003	2004	2003
Dr. Gerald Möller	25,000	25,000	20,500	15,000	45,500	40,000
Dr. Daniel Camus	13,500	13,500	13,500	9,000	27,000	22,500
Prof. Jürgen Drews	18,500	13,500	7,000	9,000	25,500	22,500
Prof. Andreas Plückthun	12,000	13,500	7,500	9,000	19,500	22,500
Dr. Jörg Reinhardt*	4,913	13,500	3,000	7,500	7,913	21,000
Dr. Geoffrey N. Vernon	15,000	15,000	15,500	9,000	30,500	24,000
Dr. Metin Colpan**	8,587	-	5,000	-	13,587	-
Total	97,500	94,000	72,000	58,500	169,500	152,500

*) Retired 05/11/2004 **) Entered 05/11/2004 ***) No longer with the Company since 09/03/2004

23 Corporate Governance

The Company issued its statement according to Section 161 of the German Stock Corporation Act (Aktiengesetz). This declaration has been published and made accessible to stockholders accordingly on December 9, 2004.

24 Research and Development Agreements

The Company has a significant number of research and development agreements related to its discovery and development strategy. The following is a brief description of these agreements, which have had, or may have, a significant financial impact (in alphabetical order).

Bayer Corporation, Berkeley, U.S.A.

Bayer

In December 1999, the Company announced a collaboration with Bayer AG encompassing a research collaboration and license agreement for the application of the Company proprietary technologies in a number of Bayer's research and development programs. The agreement specified four areas in which the two companies apply the Company technologies. The Company's HuCAL® (Human Combinatorial Antibody Library) technology is being used to generate fully human therapeutic antibodies against up to ten targets provided by Bayer. In addition, Bayer has an option to develop antibodies generated using the HuCAL® technology as *in vitro* diagnostics. Furthermore, HuCAL® is being used to identify antibodies for use in monitoring the progress of clinical trials with selected drugs. The fourth and last area of application is the use of MorphoSys technologies to identify and validate new targets emerging from Bayer's genomics program, which will be used by Bayer in screens for new drug candidates.

Under the terms of the agreement, Bayer made an upfront payment to the Company upon signing the agreement, and pays additional annual license fees and support for research and development funding at the Company. Furthermore, Bayer pays exclusivity fees for using the HuCAL® technology on up to ten potential targets, as well as milestone fees on antibodies delivered by the Company that meet pre-agreed success criteria. Any antibody-based products developed in the collaboration trigger development-related milestone and royalty payments by Bayer to the Company. In the course of the agreement, Bayer has thus far taken two exclusive licenses on antibodies from MorphoSys, and cross-licensed their HKB-11 cell line against installation of HuCAL GOLD® at selected Bayer sites.

Biogen Idec, Inc., U.S.A.

In December 2000, the Company signed a collaboration agreement with Biogen Idec, Inc. (Biogen Idec). Under the agreement, the two companies collaborated in applying the Company's proprietary EST technology for generating antibodies against expressed sequence tags to validate drug targets in Biogen's genomics programs. The agreement included an option for Biogen to develop selected antibodies identified during the collaboration as therapeutics. In return, MorphoSys received a technology access fee, as well as research and development funding. In December 2001, Biogen expanded the agreement to include an additional amount of ESTs beyond those defined in the original agreement. In addition, the duration of the original license granted to Biogen was extended. The research agreement was successfully concluded at the end of September 2004. Biogen Idec retains limited rights in certain HuCAL®-derived antibodies.

Boehringer Ingelheim GmbH

In February 2003, MorphoSys and Boehringer Ingelheim GmbH, entered into a therapeutic antibody collaboration and cross-license agreements. Under the terms of the agreements, MorphoSys received an exclusive, worldwide license to patents owned or controlled by Boehringer Ingelheim to develop, make and sell therapeutic and diagnostic antibodies targeting the ICAM-1 molecule. Boehringer Ingelheim will receive exclusive commercial licenses to therapeutic antibodies against two undisclosed targets, which MorphoSys will generate utilizing its HuCAL GOLD® antibody technology.

In November 2003, Boehringer Ingelheim exercised its first option for the development of a therapeutic antibody. As a result, MorphoSys will develop a therapeutic antibody for Boehringer Ingelheim against an undisclosed target molecule for the treatment of inflammatory diseases such as asthma and rheumatoid arthritis.

In August 2004, Boehringer Ingelheim exercised its second option for the development of a therapeutic antibody. Both parties initiated a new program for the development of a therapeutic antibody against an undisclosed target molecule involved in cardiovascular diseases. MorphoSys will generate this antibody using its proprietary HuCAL GOLD® technology. Boehringer Ingelheim will be responsible for the pre-clinical and clinical development and subsequent marketing of any resultant products on which MorphoSys could earn milestones and royalties.

Bristol-Myers Squibb

Bristol-Myers Squibb Company

In August 1998, the Company and Bristol-Myers Squibb Company (formerly DuPont Pharmaceuticals Company) entered into a cooperation agreement under which Bristol-Myers Squibb acquired a non-exclusive license to MorphoSys's HuCAL® antibody library technology. Under the agreement, Bristol-Myers Squibb applied HuCAL® technology in its pharmaceutical discovery programs for target characterization and validation. In July 2000, the parties extended this research license and agreed to collaborate in developing a system for fully automated high-throughput antibody generation, called AutoCAL™. The amended agreement provided for Bristol-Myers Squibb's continued use of the HuCAL® libraries and for the installation of AutoCAL™ at Bristol-Myers Squibb's facilities in Wilmington (Delaware, U.S.A.). Milestones were achieved in 2000 and 2001 with the successful generation of research antibodies against target molecules provided by Bristol-Myers Squibb using AutoCAL™.

Centocor, Inc., U.S.A.

centocor

In December 2000, the Company signed a subscription and license agreement with Centocor, Inc. ("Centocor"). The intention of the collaboration is to facilitate the research, discovery and development of novel antibody therapeutics. Centocor will have access to the HuCAL® technology at various sites. In addition, the Company will generate antibodies against Centocor targets. Under the agreement, the Company will receive committed technology license fees, exclusivity fees, research and development funding, and milestone payments. Centocor will be responsible for the development and marketing of any potential drugs. Should Centocor market any drugs as a result of the collaboration, the Company will receive royalty payments. The original contract had duration of 5 years and was to end in December 2005. In December 2004, both parties extended their agreement until the end of 2007. The extension agreement provides for increased levels of research and development funding by Centocor to MorphoSys, and an upfront payment by Centocor to MorphoSys for the extension.

F. Hoffman-La Roche, Switzerland

Roche

In September 2000, the Company entered into a collaboration and license agreement for the development of human therapeutic antibodies against a Roche target. Under the terms of the agreement, the Company receives a license payment, development-related milestone payments, and royalties on marketed products. The Company will apply its (HuCAL®) Fab technology to the generation and optimization of antibodies for the Roche target. Roche will be responsible for the clinical development, regulatory approval and worldwide marketing of any resulting products.

GPC Biotech AG, Munich, Germany

GPC biotech

In April 1999, the Company signed a collaboration and license agreement with GPC Biotech AG ("GPC AG"), Munich, Germany. The objective of the collaboration is to utilize the Company's technologies to generate human antibodies against GPC targets and to deliver such antibody products to GPC for confirmation of achievement of predefined success criteria. The Company received upfront research and development funding/exclusivity payments from GPC as well as the potential for milestone and royalty payments.

ImmunoGen, Inc., U.S.A.

In September 2000, the Company signed a collaboration and license agreement with ImmunoGen, Inc., U.S.A. The parties will collaborate in the discovery and development of human monoclonal antibodies against certain specified targets. ImmunoGen, Inc. will be responsible for developing one or more antibodies generated by the Company into a marketable product. Under the agreement, the Company will receive a license payment, as well as development-related milestone payments and royalties on marketed products.

The existing agreement between the two companies was expanded in June 2001, whereby the expanded agreement provided for a research license from the Company to ImmunoGen for the Company's HuCAL® antibody library technology for the generation of research antibodies for use in functional genomics programs at ImmunoGen, Inc., in order to help validate new targets. The expanded agreement has duration of four years.

Novartis AG

In May 2004, MorphoSys AG and Novartis AG ("Novartis") announced a collaboration to discover and develop antibody-based biopharmaceuticals as therapeutic agents, in order to address unmet medical need across a variety of diseases. MorphoSys brings validated and robust human antibody technologies (HuCAL GOLD®) to Novarti's new strategic research directions, building a collaboration that will identify and develop novel therapeutic agents rapidly and efficiently. MorphoSys scientists will work directly with Novartis scientists across the global sites of the Novartis Institutes for BioMedical Research (NIBR), including the new world headquarters in Cambridge, MA, U.S.A. The MorphoSys HuCAL GOLD® technology will be an integral part of Novarti's drug discovery and development efforts. During the three-year term of the agreement, which may be extended up to a total of five years, Novartis will fund internal research at MorphoSys that will generate and optimize HuCAL GOLD® antibodies against targets identified by Novartis. In addition, Novartis will have access to the current MorphoSys HuCAL GOLD® library at two of its sites. Additionally, under the terms of this collaboration Novartis will be MorphoSys's first partner to receive a non-exclusive option on internalization of the entire MorphoSys technology platform, which would trigger an additional payment by Novartis to MorphoSys. Novartis made an approx. € 9 million investment in MorphoSys by purchasing non-interest-bearing convertible bonds from MorphoSys. In addition, MorphoSys will receive over US$ 30 million in committed R&D funding and technology license fees over the first three years. MorphoSys also stands to receive technology license payments, research and developmental milestones, and royalties on marketed antibody products.

Novoplant GmbH

In July 2004, MorphoSys AG and Novoplant GmbH announced the signing of a collaboration for the development of therapeutic antibodies in animal health applications. Under the three-year agreement, Novoplant received a license for the development and commercialization of therapeutic antibodies as feed components for use in veterinary medicine. Novoplant will pay a technology access fee to MorphoSys in addition to annual licensing fees. Additionally, MorphoSys receives milestone fees and royalties for the subsequent development and marketing of any resulting products. In the context of the cooperation, Novoplant will use MorphoSys's HuCAL GOLD® technology to generate antibodies against viruses, parasites and pathogenic micro-organisms. The addition of such MorphoSys antibodies to animal feed stock may offer protection against infectious diseases in the respective animal's gastrointestinal tract. MorphoSys retains all rights in any human therapeutics or diagnostics emerging from the collaboration.

Pfizer, Inc., U.S.A.

In December 2003, the Company announced a collaboration and license agreement with Pfizer, Inc. ("Pfizer"). The intention of the collaboration is to facilitate the research, discovery and development of novel antibody therapeutics. The Company will apply its HuCAL GOLD® technology to the generation and optimization of antibodies for multiple Pfizer targets. Under the agreement, the Company received a committed upfront fee, research support, and depending on collaboration progress, milestone payments and royalties. Pfizer is responsible for the clinical development, regulatory approval and worldwide marketing of any resulting products.

ProChon Biotech Limited, Israel

In May 2000, the Company signed a cooperation and license agreement with ProChon Biotech Limited ("ProChon"), Rehovot, Israel. The firms will collaborate in the development of human therapeutic antibodies against a ProChon target. The fees payable to the Company include payments representing a license payment, as well as program-related milestones upon achievement of certain success-related criteria. ProChon will also pay royalties to the Company on marketed products derived from the collaboration. In May 2002, the two companies expanded their existing agreement whereby MorphoSys acquired the rights to a portfolio of anti-cancer antibodies in development at ProChon. The agreement gave MorphoSys the exclusive right to develop and commercialize the antibodies for therapeutic applications in the field of oncology, and in particular against the target FGFR-3.

In July 2003, the agreement was amended. It is intended that MorphoSys continues with ProChon to develop up to 4 antibodies with the MorphoSys HuCAL GOLD® library, but MorphoSys will return all rights concerning FGFR-3 antibodies to ProChon.

Oridis Biomed, Austria

In September 2001, Oridis Biomed ("Oridis") and the Company entered into a wide-ranging agreement under which the Company gained preferred access to Oridis's tissue collection, residing at the Institute of Pathology, University of Graz, Austria, and Oridis gained access to Company's HuCAL GOLD® technology. The goal of the collaboration was the characterization and validation of new therapeutic targets. The Company applied its HuCAL® technology to make antibodies to candidate targets, which Oridis used to carry out high-throughput protein expression analysis on a range of human tissues. In return, Oridis received a license to the Company's HuCAL® technology, and gained access to certain antibodies from the Company. The Company received a first right of negotiation to all antibody products resulting from the collaboration. The company and Oridis paid each other license fees to access the other's technology. The research agreement ended at the end of 2004, and was not extended.

Schering AG, Germany

In December 2001, the Company and Schering AG ("Schering") formed a strategic alliance for the development of antibody therapeutics and *in vivo* diagnostics. As part of the agreement, Schering and the Company will combine their resources over the three-year collaboration term to exclusively pursue a minimum of five therapeutic and several *in vivo* diagnostic projects. Furthermore, the two partners will jointly undertake research to identify additional potential therapeutic and diagnostic targets emerging from Schering's genomics program.

Over the lifetime of the agreement, the Company will receive license fees, milestone payments and royalties on any end products emerging from the collaboration. Additionally, Schering purchased 357,880 shares at an average price of € 66.79 per share in February 2002 as part of their strategic commitment to the partnership.

In December 2004, both parties extended the collaboration agreement by at least two more years, until the end of 2006, with the option of a further extension period of one year beyond this time frame.

XOMA Technology Ltd./ XOMA Ireland Ltd.

In February 2002, MorphoSys and XOMA Technology Ltd./XOMA Ireland Ltd. ("XOMA") concluded mutual license agreements for their antibody technologies. Under the terms of these agreements, MorphoSys received a license for itself and for its collaboration partners for the past and future use of XOMA antibody expression technology for the development of antibody products in connection with the phage display-based HuCAL® antibody library (the "XOMA license"). In return, XOMA received a five-year license from MorphoSys to use the MorphoSys HuCAL GOLD® antibody library, which XOMA will use for its own target molecule identification and for its research programs. Moreover, an option is included for the development of therapeutic antibodies. MorphoSys acquired the XOMA license by issuing 363,466 shares arising from a capital increase in 2003.

25 Subsequent Events

On January 20, 2005, MorphoSys acquired Biogenesis Ltd. (Poole, U.K.) and its sister company, Biogenesis, Inc. (NH, U.S.A.). The final agreements specified the purchase of 100% ownership of the two companies by MorphoSys AG for a total of GBP 5.25 million, less net debt of approximately GBP 700,000. The total cost for financial advisors, legal counsel and other cost was estimated to be at € 0.8 million. The two Biogenesis companies will become wholly owned subsidiaries of MorphoSys AG. Further information relating to the business combination including operational disposals, intangibles goodwill, and carrying amounts of assets and liabilities for disclosure purposes was deemed impracticable due to the closing of the transaction immediately after the Company's year-end statutory accounts were closed for 2004.

Summary of Significant Differences Between German GAAP and IFRS

In accordance with § 292a HGB, the Company has an exemption from publishing its financial statements in accordance with the German Commercial Code, which represents generally accepted accounting principles in Germany ("German GAAP"). The accompanying financial statements are in conformity with principles of consolidated financial statement of the European Union (principle 83/349/EWG). German GAAP varies in certain significant respects from IFRS. Accordingly, the Company has recorded certain adjustments, principally relating to revenue recognition and the recording of certain costs, in order to present the accompanying financial statements in accordance with IFRS.

The financial statements of the Company are prepared in accordance with International Financial Reporting Standards ("IFRS"), which differ in certain respects from German generally accepted accounting principles ("German GAAP") as prescribed by the German Commercial Code. The following is a summary of the significant differences between applied IFRS and German GAAP that may affect the Company's net income and equity for the periods presented.

Intangible assets—Under IFRS, certain expenses (i.e. internal costs associated with obtaining patents) are capitalized as intangible assets and amortized on a straight-line basis over their estimated useful lives. Under German GAAP, such costs are expensed as incurred. The capitalization of certain acquired license rights are accounted for according to an expert valuation under IFRS. Under German GAAP, the splits are based on the net present value or acquisition cost.

Amortization life of acquired license rights—Under IFRS, these rights are amortized over their estimated useful economic life of 10 years. Under German GAAP, the amortization period of 8 years follows the rates used for tax purposes.

Revenue recognition—Under IFRS, more stringent revenue recognition criteria exist which can result in differences in the periods in which revenue is recognized under German GAAP.

Stock-based compensation—The Company accounts for stock option and convertible bonds grants in accordance with IFRS 2 and recognizes compensation expense. Under German GAAP, compensation expense is not recognized.

Private placement and initial public offering costs—Under IFRS, certain costs in connection with a private placement or an initial public offering of equity are recorded as a reduction of additional paid-in capital. Under German GAAP, such costs are expensed as incurred.

Unrealized holding gains and losses on derivative financial instruments—Under IFRS, unrealized gains and losses on derivatives are recorded as other income/expense. Under German GAAP, increased market value is not recorded.

Non-current liabilities—IFRS requires that long-term liabilities be recorded with the present value of the future payments using an interest rate commensurate with the risk involved. Under German GAAP, the long-term liabilities are recorded with their repayment amounts.

Roll-Forward of Fixed Assets (Appendix 1)

	Acquisition and Production Cost			
	01/01/2004 €	Additions €	Disposals €	12/31/2004 €
I. Property and Equipment				
Office and Laboratory Equipment	3,605,233	1,426,886	46,387	4,985,732
Furniture and Fixtures	1,267,327	78,216	-	1,345,543
	4,872,560	**1,505,102**	**46,387**	**6,331,275**
II. Intangible Assets				
Patents	3,724,871	40,885	-	3,765,756
License Rights	12,140,398	-	-	12,140,398
Software	1,185,682	180,759	-	1,366,441
	17,050,951	**221,644**	-	**17,272,595**

	Accumulated Depreciation				Net Book Values	
	01/01/2004 €	Depreciation €	Disposals €	12/31/2004 €	12/31/2003 €	12/31/2003 €
	2,777,510	523,749	27,706	3,273,553	1,712,179	827,723
	592,647	134,080	-	726,727	618,816	674,680
	3,370,157	**657,829**	**27,706**	**4,000,280**	**2,330,995**	**1,502,403**
	521,331	454,334	-	975,665	2,790,091	3,203,540
	1,241,494	1,227,773	-	2,469,267	9,671,131	10,898,904
	780,190	298,136	-	1,078,326	288,115	405,492
	2,543,015	**1,980,243**	**-**	**4,523,258**	**12,749,337**	**14,507,936**

Chart of Consolidated Entity as of December 31, 2004 (Appendix 2)

	Currency	Exchange Rate At 12/31/2004; One Unit of Foreign Currency in €	Share of Capital in %	Equity in Foreign Currency	Profit/Loss in Foreign Currency
Company Consolidated (Apart from Parent Company)					
MorphoSys U.S.A., Inc., Charlotte, North Carolina, U.S.A.	US$	1.36100	100	24,050	(245,051)
MorphoSys IP GmbH, Munich, Germany	€	-	100	23,891	-

Audit Opinion

We issue the following opinion on the consolidated financial statements and the Group's management report:

"We have audited the consolidated financial statements, comprising of the balance sheet, statements of operations, statement of changes in stockholders' equity and statement of cash flows, as well as the notes to the consolidated financial statements, prepared by MorphoSys AG, Martinsried, Germany, for the business year from January 1 to December 31, 2004. The preparation and the content of the consolidated financial statements are the responsibility of the Company's executive board. Our responsibility is to express an opinion whether the consolidated financial statements are in accordance with the International Financial Reporting Standards (IFRS) based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management and Company's executive board, as well as evaluating the overall presentation of the consolidated financial statements.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, and results of operations and cash flows of the Group for the business year in accordance with IFRS.

Our audit, which also extends to the Group's management report for the business year from January 1 to December 31, 2004, has not led to any reservations. In our opinion, on the whole the Group's management report together with the other disclosures in the consolidated financial statements provides a suitable understanding of the Group's position and suitably presents the risks of future development.

In addition, we confirm that the consolidated financial statements and the Group's management report for the business year from January 1 to December 31, 2004, satisfy the conditions required for the Company's exemption from its obligation to prepare consolidated financial statements and the Group's management report in accordance with German law."

Munich, January 27, 2005

Ernst & Young AG
Wirtschaftsprüfungsgesellschaft

von Petrikowsky	Gallowsky
Wirtschaftsprüfer	Wirtschaftsprüfer

Consolidated Balance Sheets (U.S. GAAP)

in 000's €	12/31/2004	12/31/2003
Assets		
Current Assets		
Cash and Cash Equivalents	12,531	6,652
Marketable Securities	24,699	16,508
Accounts Receivable	2,305	2,112
Prepaid Expenses and Other Current Assets	822	949
Total Current Assets	40,357	26,221
Property and Equipment, Net	2,619	1,908
Patents, Net	5,291	6,103
License Fees, Net	9,671	10,899
Other Assets	344	627
Total Assets	**58,282**	**45,758**
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts Payable	335	259
Current Portion of License Payable	910	677
Current Portion of Deferred Revenue	4,727	4,272
Accrued Employee Benefits	1,588	949
Other Accrued Expenses and Liabilities	2,515	1,524
Total Current Liabilities	10,075	7,681
Non-Current Liabilities		
License Payable, Net of Current Portion	880	1,651
Deferred Revenue, Net of Current Portion	5,131	6,086
Other Liability	-	-
Convertible Bonds Due to Related Parties	110	157
Deferred Tax Liability	221	-
Total Non-Current Liabilities	6,342	7,894
Stockholders' Equity		
Common Stock, € 3.00 Par Value; Ordinary Shares Authorized 9,597,400 and 8,626,344; Ordinary Shares Issued 5,438,852 and 4,901,332; Ordinary Shares Outstanding 5,408,790 and 4,841,570; for 2004 and 2003 respectively	16,316	14,704
Treasury Stock (30,062 and 59,762 shares for 2004 and 2003 respectively), at Cost	(11)	(22)
Additional Paid-In Capital	78,659	68,624
Accumulated Other Comprehensive Income	453	913
Accumulated Deficit	(53,552)	(54,036)
Total Stockholders' Equity	41,865	30,183
Total Liabilities and Stockholders' Equity	**58,282**	**45,758**

Consolidated Statement of Operations (U.S. GAAP)

in 000's €	12/31/2004	12/31/2003
Revenues	21,955	15,308
Operating Expenses		
Research and Development	12,410	8,998
Sales, General and Administrative	7,903	7,601
Stock-Based Compensation	1,429	2,175
Total Operating Expenses	21,742	18,774
Profit/Loss from Operations	213	(3,466)
Interest Income	286	212
Interest Expense	325	874
Impairment of Marketable Securities	-	754
Other Income (Expense), Net	310	734
Profit/(Loss) before Taxes	484	(4,148)
Foreign Income Tax Expense	-	-
Net Profit/(Loss)	**484**	**(4,148)**
Profit/(Loss) per Share (in €):		
Basic	0.09	(0.96)
Diluted	0.09	(0.96)
Shares Used in Computing Net Profit/(Loss) per Share:		
Basic	5,131,467	4,332,438
Diluted	5,169,965	4,332,438

Balance Sheet in Accordance with German GAAP (HGB)

MorphoSys AG Financial Statements as of December 31, 2004 and December 31, 2003

in €	12/31/2004	12/31/2003
Assets		
A. Fixed Assets		
I. Intangible Assets		
1. Franchises, Trademarks, Patents Licenses, and Similar Rights and Licences to Such Rights	**6,628,787**	**7,877,584**
II. Tangible Assets		
1. Land, Leasehold Rights and Buildings, Including Leasehold Improvements	484,381	518,777
2. Other Equipment, Furniture and Fixtures	1,846,614	983,625
	2,330,995	**1,502,402**
III. Financial Assets		
1. Shares in Subsidiary Companies	184,916	184,916
2. Loans to Affiliated Companies	24,009,332	25,000,000
	24,194,248	**25,184,916**
B. Current Assets		
I. Inventories		
1. Raw Materials, Supplies and Production Materials	83,380	40,755
2. Work in Progress	116,037	119,360
3. Advanced Payments	19,240	-
	218,657	**160,115**
II. Receivables and Other Assets		
1. Trade Accounts Receivable all Due within One Year	2,197,630	1,992,350
2. Other Assets, Due after One Year € 7,892 (Prior Year: € 7,555)	233,572	1,188,655
	2,431,202	**3,181,005**
III. Securities		
1. Treasury Stock	11,033	21,934
2. Other Securities	24,320,191	16,627,644
	24,331,224	**16,649,578**
IV. Cash on Hand and Cash in Banks	**7,292,353**	**6,782,279**
C. Prepaid Expenses	**405,934**	**397,981**
	67,833,400	**61,735,860**

in €	12/31/2004	12/31/2003
Liabilties and Shareholders' Equity		
A. Equity		
I. Capital Subscribed	16,316,556	14,703,996
II. Capital Surplus	68,007,357	59,291,294
III. Earnings Reserves		
Reserve for Treasury Stock	11,033	21,934
IV. Accumulated Deficit	(32,780,353)	(32,167,506)
	51,554,593	41,849,718
B. Accruals		
Other Accruals	3,170,854	1,980,495
	3,170,854	**1,980,495**
C. Liabilities		
1. Bonds, thereof Convertible € 49,914 (Prior Year: € 63,400	99,692	151,800
2. Trade Accounts Payable	531,681	454,854
3. Liabilities Due to Affiliated Companies	2,046	4,265,675
4. Other Liabilities Due within One Year € 1,922,198 (Prior Year: € 1,313,747) thereof for Taxes € 730,773 (Prior Year: € 177,721) thereof for Social Security € 156,897 (Prior Year: € 117,933)	2,922,198	3,313,747
	3,555,617	**8,186,076**
D. Deferred Income	**9,552,336**	**9,719,571**
	67,833,400	61,735,860

Profit and Loss Statement in Accordance with German GAAP (HGB)

MorphoSys AG Financial Statements for the Period from January 1 to December 31, 2004 and 2003

in €	12/31/2004	12/31/2003
1. Sales	21,645,472	14,975,087
2. Cost of Sales	15,710,529	13,766,099
3. Gross Profit on Sales	5,934,943	1,208,988
4. Selling Expenses	784,617	608,039
5. General Administration Expenses	6,597,703	6,354,591
6. Other Operating Expenses	338,988	247,421
7. Other Operating Income	(1,936,781)	(100,551)
8. Expenses from Transfer of Losses	1,155,419	1,260,330
9. Income from Other Securities	(109,748)	(994,231)
10. Other Interest and Similar Income	(271,507)	(974,366)
11. Result from Ordinary Activities	(623,748)	(5,192,245)
12. Other Taxes	-	(414)
13. Net Loss	(623,748)	(5,191,831)
14. Loss Carried Forward	(32,167,506)	(26,975,675)
15. Withdrawl from Treasury Stock	10,901	-
16. Accumulated Deficit	**(32,780,353)**	**(32,167,506)**

Declaration of Conformity

with Regard to the German Corporate Governance Code in the Business Year 2004

At the meeting on December 9, 2004, the Board of Management and the Supervisory Board approved the following declaration of conformity pursuant to sec. 161 of the German Act on Stock Corporations (AktG):

MorphoSys AG complies with all recommendations of the German Corporate Governance Code—in the version of May 21, 2003—with the following exceptions:

- The stock option program for the Board of Management does not provide a cap for unforeseen developments within the meaning of Code sec. 4.2.3, sent. 6.
- The present D&O insurance policy at MorphoSys AG includes a deductible for Management and Supervisory Board members (Code sec. 3.8, para. 2), the magnitude of which, however, may be insufficient as it relates to the requirements of the German Corporate Governance Code.

With these two exceptions, MorphoSys AG has also complied with the recommendations of the German Corporate Governance Code in the time period since its declaration of conformity of December 2003.

Martinsried/Planegg, December 9, 2004
MorphoSys AG

For the Management Board:

Dr. Simon E. Moroney
Chief Executive Officer

Dave Lemus
Chief Financial Officer

For the Supervisory Board:

Dr. Gerald Möller
Chairman

Corporate Governance and Remuneration Report

MorphoSys considers good corporate governance to be a foundation for strengthening investor confidence in the Company. There were no changes to the German Corporate Governance Code in 2004. However, there are a large number of legislative initiatives being discussed, which could have an impact on corporate governance in and outside of Germany. Moreover, as a result of the internationalization of capital markets, internal control and capital market transparency requirements have increased.

Traditionally, corporate governance has enjoyed a very high priority at MorphoSys. MorphoSys closely orients its own internal policies to the German Corporate Governance Code. During the course of each year, one of the Management Board members is responsible for monitoring compliance with the code and identifying any deviations from the recommendations. In the event of deviation, the declaration of conformity is adjusted accordingly.



June 2004:
MorphoSys awarded for Corporate Governance excellence

Corporate Governance Award

During the year 2004, in a comparative study into corporate governance practice in German companies listed on the stock exchange, MorphoSys AG achieved first place among all small and mid-cap companies. Moreover, MorphoSys was the only small and mid-cap from the Prime All Share index to be awarded the rating "exemplary." MorphoSys achieved fifth place in the overall assessment. The study covered all companies from the DAX, MDAX, TecDAX and SDAX as well as a further 80 German companies not included in any recognized stock exchange index of the Deutsche Börse. In making its choice, the Cologne-based company ergo Unternehmenskommunikation assessed a variety of factors, including the declarations of conformity, company annual reports and websites of more than 229 companies.

Declaration of Conformity

In December 2004, the Management and Supervisory Boards of MorphoSys AG submitted their declaration of conformity with the recommendations of the Government Commission German Corporate Governance Code, in accordance with Article 161 of the German Stock Corporation Act. MorphoSys fully complies with the supplemental version of the German Corporate Governance Code of May 2003, with the exception of two points relating to binding recommendations.

The declaration of conformity was resolved by the Management Board and Supervisory Board and published on the Company's website in December 2004 (see also declaration of conformity, page 125 of this report).

In addition to the binding recommendations of the Code, MorphoSys will implement all non-binding suggestions of the German Corporate Governance Code in 2005 with one exception. More specifically, the MorphoSys AG Annual Shareholders' Meeting will not be broadcast online (2.3.4), as the legal basis for such a broadcast must be resolved at the next Annual Shareholders' Meeting in 2005.

Management and Control Structures

MorphoSys is subject to the German Stock Corporation Act. With the Management Board and Supervisory Board as company organs, MorphoSys has a dual management and supervisory board structure.

Management Board

The Management Board of MorphoSys AG is composed of two members and has a Chairman. Since the departure of Dr. Thomas von Rüden in September 2004, the position on the Management Board for research and development has been vacant. In the interim, the duties entailed in this position have been distributed between the two other members of the Management Board.

Supervisory Board

The Supervisory Board is comprised of six members, all of whom represent the Company's shareholders. All Supervisory Board members have many years of experience in the biotechnology and pharmaceutical industry and are duly elected by the shareholders at the Company's Annual Shareholders' Meeting. Dr. Gerald Möller, Dr. Daniel Camus and Dr. Geoffrey N. Vernon were re-elected during the 2004 Annual Shareholders' Meeting. Dr. Metin Colpan was elected to the Supervisory Board to replace outgoing member Dr. Jörg Reinhardt. All members have terms of office until the end of the 2008 Annual Shareholders' Meeting, save Prof. Jürgen Drews and Prof. Andreas Plückthun, whose terms end after the 2006 Annual Shareholders' Meeting.

The Supervisory Board of MorphoSys AG presently has two subcommittees, the **Remuneration/Nomination Committee** and the **Audit Committee**. The Remuneration/Nomination Committee makes proposals on the appointment of Management Board members and negotiates Management Board contracts and also approves bonus payments, salary adjustments, etc. The Chairman of this Committee is Dr. Gerald Möller, Chairman of the Supervisory Board. Other members include Dr. Metin Colpan and Prof. Jürgen Drews. The Remuneration/Nomination Committee met twice in 2004. The Audit Committee comprises two members, Dr. Geoffrey N. Vernon as Chairman and Dr. Daniel Camus. The Audit Committee's duties are codified in a Company Audit Committee Charter. The Audit Committee met eight times in the past fiscal year.

During 2004, the Supervisory Board also monitored the efficiency of its work using a systematic and documented methodology.

Remuneration Report

Management Board Remuneration

The remuneration of the Management Board is performance-based and comprises a fixed and a variable component. The appropriateness of the Management Board's remuneration is subject to an annual review and is compared to the results of the Annual German Biotechnology Industry Remuneration Study (GRS Study) and other, more international benchmarking sources.

Company goals, such as the achievement of financial or strategic targets, are specified by the Supervisory Board together with the Management Board at the beginning of each fiscal year. Achieving these goals forms in part a basis for assessing achievement of the variable component of each member's remuneration. Furthermore, each Management Board member's personal targets are set at the beginning of each year. At the end of each year, the Supervisory Board evaluates the level of attainment of these goals, which then comprises the remaining variable remuneration component of compensation. More specifically, half of the variable bonus compensation depends on the extent to which the Company goals have been reached; the other half depends on the extent to which personal goals have been reached.

Additionally, members of the Management Board participate in a stock option and/or convertible bonds program. The Annual Shareholders' Meeting approves such programs, while the Supervisory Board specifies the amount allocated to the Management Board.

The remuneration is disclosed for each individual member of the Management Board divided into fixed, variable and other compensation. For the 2004 fiscal year, the remuneration of the Management Board amounted to a total of € 954,741 (2003: € 1,078,934). For individual disclosure of the compensation of the Management Board please see page 107.

Supervisory Board Remuneration

In the 2004 fiscal year, the members of the Supervisory Board received a total of € 169,500 excluding reimbursements of travel expenses (2003: € 152,500), which was in accordance with the Annual Shareholders' Meeting resolution of May 11, 2004. This amount is composed of fixed remuneration and attendance fees. For individual disclosure of the compensation of the Supervisory Board please see page 107.

The German Corporate Governance Code proposes that remuneration for the Supervisory Board should include components based on the long-term success of the Company. In previous years, the members of the Supervisory Board of MorphoSys AG participated in a convertible bonds program approved by shareholders at the Company's Annual Shareholders' Meeting. A verdict from the Federal Supreme Court in 2004 raised legal doubts on the appropriateness of such options and convertible bonds programs for Supervisory Board members in Germany. For this reason, the Company shall replace the convertible bonds program with a new success- and revenue-related compensation program in the form of a phantom stock program at the next Annual Shareholders' Meeting.

In the past fiscal year, no consultancy contracts were concluded with members of the Supervisory Board. Furthermore, no members of the Management Board or Supervisory Board were granted company loans.

Stock Options and Convertible Bonds Plans

The present stock options and convertible bonds plans were adopted by the MorphoSys AG Annual Shareholders' Meeting on June 6, 2002. A general description of the various programs in place can be found in the notes to the consolidated financial statements (page 92 and following pages). The table below represents the potential value attached with the granting of options and convertible bonds to the Management Board in 2004:

Member of Management Board	Number of Convertible Bonds	Conversion Price	Expiry Date	Potential Value of the Convertible Bond Given a 5% Increase in the Share Price*	Potential Value of the Convertible Bond Given a 10% Increase in the Share Price*
Dr. Simon E. Moroney	7,474	€ 38.40	12/31/2006	€ 26,946	€ 57,557
Dave Lemus	6,228	€ 38.40	12/31/2006	€ 22,453	€ 47,962

* Based on the MorphoSys share price on December 31, 2004

Supervisory Board Report

Throughout fiscal year 2004, the Supervisory Board of MorphoSys AG focused on the Company's performance and strategy. The Supervisory Board was involved in all major Company decisions, advising the Managing Board and monitoring the Company's performance.

Supervisory Board Meetings and Committees

At six meetings during the course of the fiscal year 2004, the Management Board reported on the Company's strategy and plans, on business and financial developments, and on key business events. In addition to these meetings, the Management Board also presented periodic written reports to the Supervisory Board about important developments that took place. As Chairman of the Supervisory Board, I was regularly kept up to date on major issues and upcoming management decisions.

More specifically, the Supervisory Board focused on the Company's strategic business plan, progress reports for the two operating business units, the annual budget for 2005, corporate governance topics, and mergers and acquisitions opportunities. To the extent that corporate law or the existing Management Board Rules of Procedure require approval for certain actions to be taken by the Management Board, such approvals were given by the Supervisory Board itself or subcommittees.

Presently, two different committees exist: the Audit Committee and the Remuneration/Nomination Committee. The composition of these committees can be found on page 128. The Audit Committee met eight times, the Remuneration/Nomination Committee met two times during the year.

During the first half of 2004, MorphoSys was in negotiations with Novartis AG regarding a collaboration agreement. In this context, the member of the Supervisory Board, Dr. Jörg Reinhardt, simultaneously Director of Development and member of the Executive Committee at Novartis Pharma AG, informed the Supervisory Board about a conflict of interest. Subsequently, Dr. Reinhardt left the Supervisory Board meetings during all discussions about the ongoing negotiations, and at no stage received any documentation relating thereto.

In May 2004, Dr. Reinhardt refrained from seeking re-election due to an increase in his other commitments. I would like to use this opportunity to thank Dr. Reinhardt on behalf of the Supervisory Board for his valuable insights and contributions to the Company. At the Annual Shareholders' Meeting on May 11, 2004, Dr. Daniel Camus, Dr. Geoffrey N. Vernon and myself were re-elected as members of the Supervisory Board. Dr. Metin Colpan was appointed as a new Supervisory Board member.

Changes in the Management Board

On 3 September 2004, MorphoSys announced the departure of Dr. Thomas von Rüden from the Company's Management Board. Until a successor is appointed, the Company will continue to be managed by the other two Board members, Dr. Simon E. Moroney and Dave Lemus. I would like to thank Dr. von Rüden for his efforts on behalf of MorphoSys over the last several years, and wish him all the best in his future endeavors.

Corporate Governance

As stated in the latest declaration of conformity, which was approved by the Management Board and the Supervisory Board on December 9, 2004, MorphoSys complies with all except two of the code's recommendations: the present D&O insurance policy includes a deductible for Management and Supervisory Board members, the magnitude of which may be insufficient as it relates to the requirements of the German Corporate Governance Code. Additionally, the stock option program for the Board of Management does not provide a cap for unforeseen developments. For more detailed information, please refer to the corporate governance and remuneration report on pages 126-129.

Audit of the Annual Financial Statements

The Company's independent statutory auditors, chosen at the 2004 Annual Shareholders' Meeting and appointed by the Audit Committee, are Ernst & Young Deutsche Allgemeine Treuhand AG, Munich. They have audited the MorphoSys Group's annual financial statements and notes thereto, the Company's management report, the annual financial statements and related footnotes of MorphoSys AG according to German accounting standards (HGB). Additionally, the Company's systems for internal control were also subjected to audit. The consolidated financial statements were audited according to German and international standards (IFRS). The auditors confirmed that the consolidated annual financial statements are an accurate and fair reflection of the financial situation, the results of business activity, and the Group's cash flow, in accordance with the accounting principles as defined by IFRS. The auditors' opinion was unqualified. The consolidated financial statements according to IFRS were supplemented by a Group management report and further notes in accordance with Article 292a of the German Commercial Code (HGB). The submitted IFRS consolidated financial statements exempted the Company from the obligation to produce consolidated statements according to German law, which was confirmed by the auditors.

The Management Board submitted the financial statements described above promptly and prior to the relevant Supervisory Board meeting. The Audit Committee thoroughly examined these documents, and the Supervisory Board also reviewed them. The annual financial statements were discussed in depth at the Supervisory Board meeting on February 23, 2005. The Company's auditors attended the Supervisory Board meeting, reported on the audit and answered all questions from the Supervisory Board. Following the Supervisory Board's review of the annual financial statements and the recommendation of the Audit Committee, the Supervisory Board accepted the auditors' report and conclusions in accordance with Article 172 of the German Stock Corporation Act (AktG). After its final review, the Supervisory Board approved the financial statements without objection or amendment.

On behalf of my colleagues on the Supervisory Board, I wish to thank the Management Board and all the staff for their hard work and commitment during the fiscal year under review.

Martinsried/Planegg, February 2005

Dr. Gerald Möller
Chairman of the Supervisory Board

Supervisory Board of MorphoSys AG









Dr. Gerald Möller
(Chairman)
Heidelberg, Germany

Managing Director HBM BioCapital Management GmbH

Chairman of the Remuneration/ Nomination Committee

Member of the Supervisory Board of:
BioAgency AG, Germany (Chairman)
MTM AG, Germany (Deputy Chairman)
STM GmbH, Germany (Chairman)
4sigma*, Bermuda (Chairman)
Ferraris Group plc*, U.K. (Director)
Pelikan Technologies, Inc.*, U.S.A. (Chairman)

Prof. Dr. Jürgen Drews
(Deputy Chairman)
Florida, U.S.A. and Feldafing, Germany

Managing Partner, Bear Stearns Health Innoventure Fund LLC

Member of the Remuneration/ Nomination Committee

Member of the Supervisory Board of:
GPC Biotech AG, Germany (Chairman)
TeGenero AG, Germany (Chairman)
Genaissance Pharmaceuticals, Inc.*, U.S.A. (Chairman)
Human Genome Sciences, Inc.*, U.S.A. (Director)

* Membership in comparable domestic and foreign supervisory boards of commercial enterprises









Dr. Daniel Camus
(Member)
Paris, France
Senior Executive Vice President, Chief Financial Officer, Electricité de France

Member of the Audit Committee

Member of the Supervisory Board of:
EnBW, Germany
Dalkia Holding*, France
EDF International*, France (Chairman)

Dr. Metin Colpan
(Member since May 11, 2004)
Essen, Germany
Supervisory Director, QIAGEN, N.V., Netherlands

Member of the Remuneration/ Nomination Committee

Member of the Supervisory Board of:
Ingenium Pharmaceuticals AG, Germany
GPC Biotech AG, Germany
QIAGEN, N.V.*, Netherlands

Prof. Dr. Andreas Plückthun
(Member)
Zurich, Switzerland
Professor for Biochemistry, University of Zurich

Member of the Supervisory Board of:
Molecular Partners AG*, Switzerland (Director)

Dr. Geoffrey N. Vernon
(Member)
Tavistock, U.K.
Executive Chairman, Ziggus Holdings Ltd.

Chairman of the Audit Committee

Member of the Supervisory Board of:
Advanced Medical Solutions Ltd.*, U.K.
Bionex Ltd.*, U.K.
Bioniche Pharma Group Ltd.*, U.K.
BMR Ltd.*, Ireland
Genable Ltd.*, Ireland
KetoCytonics, Inc.*, U.S.A.
Medisys plc*, U.K.
Talia Technologies Ltd.*, U.K.
XL TechGroup, Inc, U.S.A.
XTL Biopharmaceuticals Ltd.*, U.K.

Dr. Jörg Reinhardt
Ehrenkirchen, Germany
Director of Development and Member of the Executive Committee at Novartis Pharma AG

Member of the Supervisory Board of MorphoSys until May 11, 2004

Glossary

A

Affinity – Binding strength between binding partners, e.g. antibody/antigen

Antibiotics – Substances that destroy or inhibit the growth of microorganisms, particularly disease-causing bacteria

Antibody – Proteins of the immune system that recognize antigens thereby triggering an immune response

Antibody library – A collection of genes that encode corresponding human antibodies

Antigen – Foreign substance stimulating antibody production; binding partner of antibody

Angiogenesis – Growth of new blood vessels into tissue

Autoimmune Disease – Disease caused by an immune response by the body against one of its own tissues, cells, or molecules

B

BLA – Biologics License Application; document submitted to introduce a biologic product

C

CD38 – Cell surface marker; CD stands for cluster of differentiation

Clinic – Clinical stage of drug development; tests on human patients

Corporate Governance – System of relations between the shareholders, Board of Directors and management of a company

E

EMEA – European Medicines Evaluation Agency

Expression – Conversion of genetic information in a corresponding protein

F

FDA – Food and Drug Administration; U.S. Federal Agency for the Supervision of Food and Drugs

G

Gene – Part of DNA encoding a defined structure (e.g. a protein) or a function

Genome – Total DNA of an organism (genes, genetic signaling structures as well as additional DNA sections)

Genomics – Analysis of composition and interaction of genetic information

Glycosylation – The modification of a protein by adding sugar molecules to particular amino acids in the protein

Gold standard – Best and most reliable method or technology currently available; industry standard

GRS Study – Annual German Biotechnology Industry Remuneration Study

H

HGB – German accounting standards

HuCAL® – Human Combinatorial Antibody Library. Proprietary antibody library enabling rapid generation of specific human antibodies for all applications

Human – Of human origin

I

ICAM-1 – Intercellular adhesion molecule-1

IFRS – International Financial Reporting Standards; Future EU-wide standards produced by the IASB

Immunization – Generation of antibodies by administering antigen

In vitro – in a test tube

In vivo – in a living organism

IPO – Initial Public Offering; first time a company offers it shares to the public

L

Library – Here: collection of a multitude of different molecules (gene library, peptide library, protein, especially antibody library) for screening and/or selection

Life Sciences – All branches of science that study all organisms, especially living ones

Lymphoma – Cancer that begins in cells of the immune system of the lymphatic system

M

Market capitalization – Value of a company's outstanding shares, as measured by shares times current price

Milestone – Predefined events relating to the development of the substance into a drug

Monoclonal antibody – Homogeneous antibody originating from a single clone, produced by hybridoma cell

Multiple myeloma – Type of cancer that develops in a subset of white blood cells called plasma cells formed in the bone marrow

Multiple sclerosis – Disease of the central nervous system characterized by the destruction of nerve fibers

P

Peptide – Short chain of amino acids

Phage – Abbreviation for bacteriophage, a virus that infects bacteria

Phage display technology – Screening technology; presentation of peptides/proteins of surface of phages

Pre-clinic – Pre-clinical stage of drug development; tests in animal models as well as in laboratory essays

Protein – Polymer consisting of amino acids, e.g., antibodies, enzymes

Proteome – Protein complement expressed by a genome

Psoriasis – Chronic, immune system-related disease, causing inflammation and damage to involved tissues, primarily the skin

R

R&D – Research and development

Reagent – A substance used in research and diagnostic applications

Recombinant – Formed by (re)combination of parts of one or different starting DNA molecules

Royalties – Percentage share of ownership of the revenue generated by drug products

S

Screening – Searching in libraries for molecules with desired properties

S,G&A – sales, general and administrative

Specificity – Property of e.g. antibodies to discriminate between different, but similar, antigens

T

Target – target molecule for therapeutic intervention, e.g. on surface of diseased cell

Transplant rejection – The body's attempt to destroy the transplanted organ

U

U.S. GAAP – Generally accepted accounting principles in the U.S.

Imprint

MorphoSys AG
Lena-Christ-Str. 48
82152 Martinsried/Planegg
Germany
Telephone: +49-89-89927-0
Fax: +49-89-89927-222
www.morphosys.com

Corporate Communications:
Dave Lemus
Chief Financial Officer
Telephone: +49-89-89927-439
Fax: +49-89-89927-5439
E-mail: investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Telephone: +49-89-89927-122
Fax: +49-89-89927-5122
E-mail: gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Telephone: +49-89-89927-454
Fax: +49-89-89927-5454
E-mail: brkulj@morphosys.com

Concept and Design
3st kommunikation GmbH, Mainz

Photos
Inge Miczka, Bad Kreuznach
Sigrid Reinichs, Munich

Printer
Societäts Druckerei GmbH, Frankfurt am Main

Highlights 2004







February

MorphoSys enters new antibody markets
MorphoSys announces the formation of its new business unit "Antibodies by Design," which markets HuCAL® antibodies for non-therapeutic applications. Customers in industrial and academic research who require highly specific research antibodies as tools for their research projects will benefit immediately from the advantages of HuCAL® technology.

May

MorphoSys and Novartis forge strategic antibody alliance
At the heart of the collaboration, which is the largest in the history of MorphoSys, is the development of antibody-based biopharmaceuticals against a range of diseases with unmet medical needs. To underscore the significance of the collaboration, Novartis invested approximately € 9 million in MorphoSys's equity.

MorphoSys appoints a new member of the Supervisory Board
With the appointment of Dr. Metin Colpan, founder and ex-Chief Executive Officer and Managing Director of QIAGEN, MorphoSys appoints to its Supervisory Board a new member with substantial life science reagents experience.

June

MorphoSys is granted core patent in the U.S.A.
The patent granted by the U.S. Patent & Trademark Office protects the firm's CysDisplay™ technology, which is a central component of MorphoSys's proprietary HuCAL GOLD® antibody library. CysDisplay™ technology is ideally suited for high-throughput applications.

July

Collaboration in the field of veterinary medicine
A collaboration with Novoplant GmbH highlights new application areas for HuCAL GOLD® technology. Novoplant uses the technology from MorphoSys to identify antibodies against viruses, parasites, and other pathogenic agents. The addition of antibodies to feed stock for poultry, pigs, or cattle may protect these animals against illnesses of the gastrointestinal tract.



September

MorphoSys enters the TecDAX index
MorphoSys is listed in the TecDAX index for the first time on September 20. The TecDAX tracks the performance of the 30 largest and most liquid shares of technology firms of the Prime Standard listed at the Frankfurt Stock Exchange.

MorphoSys enters a marketing venture in Japan
The closing of an agreement with the Japanese GeneFrontier Corporation is an important step into Japan, the world's second largest life science market. The first revenues for MorphoSys in the Far East are thereby generated.

October

Positive 9-month figures
In the publication of the first nine months, MorphoSys also provides an outlook for 2005. In the first nine months of 2004, the firm achieved a net profit of € 1.3 million and revenues increased by 42%.

Animal data for the firm's cancer project MOR202
MorphoSys antibodies that can stop tumor growth in multiple myelomas in animal models show first promising pre-clinical data, which is presented at a symposium in Ireland. The fully human antibody from the HuCAL GOLD® library is directed against the target molecule CD38, which is strongly over-represented on the surface of certain cancer cells.

December

The first MorphoSys antibody is approved for clinical development
An antibody generated by MorphoSys working in a partner project with GPC Biotech AG receives clearance to begin clinical studies in Switzerland. The study, which spans three European countries, started at the end of January 2005.

Extension of contracts with Schering and Centocor
Prior to year-end, MorphoSys extended its collaborations with two important partners: the pharmaceutical company Schering, and Centocor, Inc. for a further three years.

Financial Calendar

February [illegible], 2005	Year End 2004 Results Analyst Meeting and Press Conference Frankfurt/Germany
April 25, 2005	Three Months' Report Publication
May [illegible], 2005	Annual Shareholders' Assembly Munich/Germany
July [illegible], 2005	Six Months' Report Publication
October 27, 2005	Nine Months' Report Publication

MorphoSys AG
Lena-Christ-Str. 48
82152 Martinsried/Planegg
Germany
Telephone: +49 89 89927 0
Fax: +49 89 89927 222
www.morphosys.com